
03058382



MIRANT®

2002 Annual Report

and Notice of 2003 Annual Meeting and Proxy Statement

"... because Mirant is a company built to

See the Opportunity,®

we set out to reinvent ourselves ... We took bold steps to define and secure our future."

Marce Fuller
President and Chief Executive Officer

Cover Photo: Grand Bahama Power Company Limited generating facilities. Mirant indirectly owns 55.4% of Grand Bahama Power Company Limited.

To Our Stockholders:


SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2003
WASH, D.C.
187
SECTION

To be blunt, 2002 was a bad year for Mirant. I'm disappointed in our financial results; I know you are, too. Nevertheless, we made significant progress toward returning Mirant to the company we all envision:

— We have aligned our business with current market realities.

— We have largely resolved our accounting issues.

— We have begun negotiations to restructure our debt.

The net result of these efforts, I believe, is that we are positioning Mirant to emerge from this down cycle as a stronger, more viable company. With that said, let me provide some context for our 2002 performance and outline our roadmap for the future.

The events of late 2001 and early 2002 rocked the competitive wholesale energy industry and led to a protracted downturn for the entire sector:

— Prices for electricity declined significantly.

— Public policy support for the industry wavered.

— Capital markets, which had fueled Mirant's growth, dried up.

The competitive energy industry was not prepared to function effectively in the unforeseen and radically changed market that emerged over the last 18 months.

But because Mirant is a company built to See the Opportunity®, we set out to reinvent ourselves. Our aim was to ensure that we could succeed in any market environment, not just high-growth periods. We took bold steps to define and secure our future. We restructured our business to focus our operations in geographic areas where we have a critical mass of assets and customers in either working competitive markets or in areas where we have predictable, regulated franchises. This, we remain convinced, is the formula for long-term viability.

To shape this new Mirant, we significantly restructured our operations and exited several markets around the world — selling assets, closing offices and terminating power plant developments. We took steps that will reduce annual operating expenses by more than $275 million, slashed capital expenditures and scaled back our energy marketing activities to focus on managing the risks around our assets.

These actions resulted in large restructuring charges, non-cash write-downs and a valuation allowance against our net deferred tax asset balance. Our net loss of $2.4 billion for 2002 included the financial effects of these actions.

As a consequence of our operational restructuring, Mirant is a more focused company today. We maintain our commitment to a core business model that combines an extensive power generation asset base with proven risk management and marketing expertise. In the U.S., we are concentrating our efforts on working, competitive markets. Internationally, we operate in the Philippines and the Caribbean, where we have predictable, regulated franchises with proven track records.

We own and control more than 21,000 MW of diverse, reliable generation. With our generating capacity in the U.S., we are ranked among the country's 15 largest generators. We are the largest non-government generator of power in both the Philippines and the Caribbean.

However, as we were making this significant progress, we stumbled.

All of the challenges we faced in redefining our business were compounded by our discovery — which we publicly disclosed — of various accounting issues that led us to seek a reaudit of our 2000 and 2001 financials, resulting in a delay in our 2002 financial filings. The restatements of our 2000 and 2001 financial results were caused by both honest mistakes in recording some transactions and by changes in complex accounting interpretations for our asset hedging and risk management activities. Resolving these accounting issues has resulted in repeated and frustrating delays in our financial reporting. These errors and changes, and the time-consuming efforts to resolve them, limited our ability to communicate with our investors throughout this uncertain period. I sincerely regret this. I know it has shaken your confidence in us, but we are committed to regain it.

With the recent release of our reaudited and restated 2000 and 2001 results, and our 2002 annual report, we have reached an important milestone in the long process of returning our financial reporting process to a normal schedule.

Despite all that we have accomplished, we are now entering what is probably the most challenging period in Mirant's history. Our company faces substantial debt maturities in the coming months and years. We are in the process of working with our various lenders and investor groups to put in place a sound refinancing plan that will provide the ability to work through the current market cycle. I'm optimistic our aggressive actions over the last 18 months have positioned us favorably as we go through this process.

There's no doubt 2003 will be a pivotal year for us. We continue to face challenges, but we view the year as a turning point. We enter the year with a new business foundation in place and with good reason to believe in our long-term prospects.

Mirant and competitive power markets are here to stay; we have a product that is essential to growing economies. We are committed to helping restore confidence in this vital sector. We have the right assets in the right markets, the right focus and expertise and, most importantly, the right people.

I've written to you before about the importance of our value system, the Mirant Mindset. I'm incredibly proud that throughout this difficult period, our employees and business practices have withstood unprecedented scrutiny, and our people have continued to display unwavering commitment to this company — not just its business objectives, but its values and its integrity.

I'm confident we are taking the right steps to position Mirant to survive and thrive in any market environment.

As a stockholder, you are cordially invited to attend our 2003 Annual Meeting of Stockholders at 9:00 a.m. EDT on Thursday, May 22, 2003 at the Atlanta Marriott Alpharetta in Alpharetta, Georgia.

Your vote is important. Please review the proxy material and return your proxy form as soon as possible.

I look forward to seeing you on May 22.

Sincerely,



Marce Fuller
President and CEO

Contents

2003 Proxy Statement

2002 Annual Report

Notice of Annual Meeting of Stockholders — May 22, 2003

The Annual Meeting of Stockholders of Mirant Corporation will be held at 9:00 a.m. EDT, on Thursday, May 22, 2003, at the Atlanta Marriott Alpharetta, 5750 Windward Parkway, Alpharetta, Georgia 30005 for the following purposes:

(1) To elect 2 members of the Board of Directors;

(2) To consider and act upon a management proposal;

(3) To consider and act upon a stockholder proposal, if presented at the meeting; and

(4) To transact such other business as may properly be brought before the meeting and any and all adjournments thereof.

In accordance with the Bylaws and action by the Board of Directors, stockholders owning Mirant common stock at the close of business on April 7, 2003, are entitled to attend and vote at the meeting.

If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport. Also, you will need to present the top half of your proxy card as proof of ownership.

The Proxy Statement and Annual Report and proxy form are included in this mailing.

Even if you plan to attend the meeting, please provide us your voting instructions in one of the following ways as soon as possible:

(1) Internet — use the Internet address on the proxy form

(2) Telephone — use the toll-free number on the proxy form

(3) Mail — mark, sign, and date the proxy form and return in the enclosed postage-paid envelope

By Order of the Board of Directors,
Elizabeth B. Chandler
Secretary

April 30, 2003

Directions

GA 400 North to Exit 11 Windward Parkway (approximately 14 miles North of I-285). Turn right onto Windward Parkway. Hotel is then on the left. Turn left onto North Point Parkway. Immediate left into hotel entrance. North Point Parkway may be used as an alternate route.

General Information

Why am I receiving this Proxy Statement?
The Board of Directors of Mirant Corporation is soliciting your proxy for the 2003 Annual Meeting of Stockholders and any adjournments thereof. The meeting will be held at 9:00 a.m., EDT, on Thursday, May 22, 2003, at the Atlanta Marriott Alpharetta, 5750 Windward Parkway, Alpharetta, Georgia 30005. This Proxy Statement and proxy form are initially being provided to stockholders on or about April 30, 2003.

What's being voted upon at the meeting?
The election of 2 directors for a three-year term, a proposal to approve the amended Employee Stock Purchase Plan and a stockholder proposal to expense options, if presented at the meeting. We are not aware of any other matters to be presented to the meeting; however, the holders of the proxies will vote in their discretion on any other matters properly presented.

How do I give voting instructions?
You may give your voting instructions by the Internet, by telephone, by mail or in person at the meeting. Instructions are on the proxy form. The proxy committee, named on the enclosed proxy form, will vote all properly executed proxies that are delivered pursuant to this solicitation and not subsequently revoked in accordance with the instructions given by you.

Can I change my vote?
Yes, you may revoke your proxy by submitting a subsequent proxy or by written request received by Mirant's Corporate Secretary before the meeting.

Who can vote?
All stockholders of record on the record date of April 7, 2003. On that date, there were 404,052,225 Mirant Corporation common shares outstanding and entitled to vote.

How much does each share count?
Each share counts as one vote. For the purpose of determining a quorum, abstentions are counted, but shares held by a broker that the broker fails to vote are not. Neither are counted for or against the matters being considered.

What does it mean if I get more than one proxy form?
You will receive a proxy form for each account that you have. Please vote proxies for all accounts to ensure that all your shares are voted. You may consolidate multiple accounts online at www.melloninvestor.com or call our transfer agent, Mellon Investor Services 866 647 2681.

Why is only one Annual Report and Proxy Statement sent to some stockholders sharing the same address?
In accordance with notices sent to certain stockholders who share a single address, we are sending only one annual report and proxy statement to that address unless we received contrary instructions from any stockholder at that address. This practice, known as "householding", is designed to reduce

our printing and postage costs. Any stockholder who wishes to receive a separate annual report or proxy statement in the future and those receiving multiple copies who would prefer single copies should contact their broker or send their name, the name of their broker, and their account number to Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Additional copies of our annual report may be obtained on our website (which is not part of this Proxy Statement) at www.mirant.com. We will send stockholders a copy of this proxy statement and our annual report upon written request to Mirant Stockholder Services, 1155 Perimeter Center West, Atlanta, GA 30338 or call us at 678 579 7777.

When are stockholder proposals due for the 2004 Annual Meeting of Stockholders?
The deadline for the receipt of stockholder proposals to be considered for inclusion in Mirant's proxy materials for the 2004 Annual Meeting of Stockholders is January 1, 2004. Stockholder proposals must be submitted in writing to our Corporate Secretary at 1155 Perimeter Center West, Atlanta, Georgia 30338. For stockholder proposals that are not included in Mirant's proxy materials to be presented at next year's meeting, you must comply with the written notice procedures set forth in Section 1.10 of our Bylaws before February 22, 2004. The proxy solicited by the Board of Directors for next year's meeting will confer discretionary authority to vote on any proposal that does not meet these requirements.

Who pays the expense of soliciting proxies?
Mirant pays the cost of soliciting proxies. The officers or other employees of Mirant or its subsidiaries may solicit proxies to have a larger representation at the meeting.

Compensation-Related Considerations

What are the objectives of Mirant's compensation program?
In determining the compensation payable to Mirant's executive officers, the Compensation Committee seeks to achieve the following objectives through a combination of fixed and variable compensation:

- provide a total compensation opportunity that is consistent with competitive practices, enabling Mirant to attract and retain qualified executives;
- create a direct link between the compensation payable to each executive officer and the financial performance of Mirant; and
- create a common interest between executive officers and Mirant's stockholders through the use of stock options and other stock awards that link a significant portion of each executive officer's compensation opportunity directly to the value of Mirant's common stock.

Were there any additional considerations specifically for 2002?
During 2002 Mirant faced an unprecedented amount of adversity. The fall-out from the Enron bankruptcy, turmoil in the California power markets, and the overall downturn in the economy have created difficult market conditions and uncertainty throughout the competitive energy industry. All of these factors have ultimately resulted in a significant reduction in the stock price of Mirant and all other competitive energy companies. In response to these market conditions, throughout 2002 Mirant took aggressive steps to refocus its business: selling assets, reducing expenses, cutting capital expenditures and conserving cash. A critical success factor going forward will be retaining and motivating key employees to stay with the Company as we focus on refinancing our major debt maturities. Given the market environment of 2002 and 2003, many of the decisions regarding Mirant's 2002 compensation programs were made to enhance the retention and motivation of key employees.

How did these considerations specifically impact Base Salary?
During 2002 raises overall were about 1.6%, with approximately half of these raises being focused on Mirant's top performing employees (20% of the total population).

How did these considerations specifically impact Short-term Incentives?
Mirant pays incentives to a broad range of employees, including employees in foreign subsidiaries and unions that were eligible for short-term incentives. For performance in 2002, Mirant paid incentives equal to about half of the total amounts paid for 2001 performance. Again, these incentives were focused on our top performing employees throughout the organization, with less than 5% of these incentives being paid to senior executives and about 25% of all amounts earned being deferred to encourage retention.

Corporate Governance

At Mirant we See the Opportunity® to change the world with our energy. We also See the Opportunity® to enhance shareholder value through effective corporate governance.

We are proud to have a strong, independent Board of Directors with diverse backgrounds. Our Audit, Compensation, and Nominating and Governance Committees are comprised exclusively of independent directors.

Our corporate governance practices enhance our Board's ability to maintain its independence. We are committed to maintaining and enhancing governance practices which create value for our shareholders.

Mirant has undertaken a comprehensive review of its corporate governance practices in light of the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations implementing this legislation, and corporate governance listing standards proposed by the New York Stock Exchange. As a result, on December 11, 2002, the Board of Directors approved Mirant's Corporate Governance Guidelines. On February 25, 2003, the Board of Directors approved updated charters for each of the Audit, Compensation, and Nominating and Governance Committees that reflect new legislative and regulatory requirements. The updated Audit Committee charter is attached as Appendix A to this Proxy Statement. Mirant's Corporate Governance Guidelines, committee charters, Bylaws, and other governance documents are available on the Corporate Governance section of our website (which is not part of this Proxy Statement) at **www.mirant.com.** Stockholders may also request a copy through Stockholder Services at 678 579 7777.

How is Mirant organized?
Mirant Corporation is managed by a core group of officers and governed by a Board of Directors that has been set at 8 members effective May 22, 2003. The directors consist of a non-employee Chairman, 6 other non-employees and the Chief Executive Officer of Mirant. The Board has determined that each of the directors serving on the Audit Committee, the Compensation Committee and the Nominating and Governance Committee is independent under applicable New York Stock Exchange listing standards — that is, none of these directors has any relationship to Mirant or its management that, in the judgment of the Board, would interfere with the exercise of the director's independent judgment.

What are the directors paid for their services?
Only non-employee directors are compensated for Board service. The pay components are:

Annual retainers
$70,000 all or a portion of which may be deferred in accordance with the terms of Mirant's Deferred Compensation Plan for Directors and Select Employees until membership on the Board ends.

Meeting fees:

- $2,500 for each Board meeting attended
- $1,250 for each committee meeting attended

There is no pension plan for non-employee directors.

How is the Chairman of the Board compensated?

Through March 2003, Mr. Dahlberg, as the non-employee Chairman of the Board, was paid annual cash compensation of $240,000 and equity compensation commensurate with stock option grants made to the Chief Executive Officer.

At Mr. Dahlberg's request, the Board approved the following changes to his compensation effective April 1, 2003:

- The Chairman will receive the same annual retainer and meeting fees (described above) as the other non-employee directors
- The Chairman will receive no grant of stock options in 2003.

On February 5, 2003, Mr. Dahlberg voluntarily returned all 685,417 of his vested and unvested stock options to Mirant. Mr. Dahlberg received no consideration for this action.

During 2002, Mirant owned fractional shares of a business aircraft. Mr. Dahlberg's personal use of such aircraft cost Mirant $45,355 in 2002.

How often does the Board of Directors meet?

The Board of Directors met 9 times in 2002. Average director attendance at all Board and committee meetings was 95 percent. Mr. Ghosn attended less than 75 percent of the meetings of the Board and committees on which he served. Each other director attended at least 97 percent of meetings of the Board and committees on which he or she served.

Do the non-management directors meet separately?

Yes. The non-management directors meet at least quarterly in executive sessions. At least one executive session per year addresses succession planning and Chief Executive Officer performance and compensation.

Who is the presiding director at executive sessions?

The Chairman of the Nominating and Governance Committee serves as the presiding director at each executive session except that, when a specific topic that is the responsibility of another Board committee will be discussed at a session, then the chair of the responsible committee may chair the session.

What committees has the Board established?

The Board of Directors has standing Audit, Compensation, and Nominating and Governance Committees, each of which is composed entirely of independent directors. The table below provides information about the membership of these committees during 2002 and through April 30, 2003.

Directors	Audit	Compensation	Nominating and Governance
A. D. Correll	*	√ +	*
A. W. Dahlberg			*
Stuart E. Eizenstat	√		√ +
S. Marce Fuller			
Carlos Ghosn	*		√
David J. Lesar	√ +	√	
Robert F. McCullough	√		
James F. McDonald	√	√	
Ray M. Robinson			√

√ Member + Chair

* Mr. Correll served on the Audit Committee from February 19, 2002 until April 25, 2002 and on the Nominating and Governance Committee until April 25, 2002, Mr. Dahlberg served as chair of the Nominating and Governance Committee until July 26, 2002 and Mr. Ghosn served on the Audit Committee until April 25, 2002.

Audit Committee:

- Met 24 times in 2002;
- Oversees Mirant's financial reporting process, and oversees the quality and integrity of Mirant's financial statements
- Supervises Mirant's relationship with its independent auditors and has sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors, which report directly to the Committee.
- Responsible for the pre-approval of all audit and permitted non-audit services to be provided by the independent auditors as well as the compensation, fees and terms for such services
- Reviews and discusses with management and the General Counsel legal, regulatory and compliance matters that may have a material impact on the financial statements
- Performs an annual self-evaluation to assess the Committee's effectiveness
- Has authority to engage independent counsel and other outside advisers
- Prepares the report required by the rules of the Securities and Exchange Commission to be included in Mirant's annual proxy statement

Following the consideration of the qualifications of the members of the engagement team and formal responses from the independent auditors as to their independence, staffing plan and quality controls, the Audit Committee selected KPMG LLP as independent auditors for 2003. Representatives of KPMG LLP are expected to be present at the annual meeting and will have an opportunity to make a statement if they desire and to respond to appropriate questions from stockholders.

Since its initial public offering, Mirant has had an Audit Committee composed entirely of independent directors. Each member of the Audit Committee continues to meet the independence requirements of the New York Stock Exchange.

The Board of Directors has evaluated the members of the Audit Committee, determined that each member is financially literate and designated Messrs. Lesar, McCullough and McDonald as "audit committee financial experts" as defined in Securities and Exchange Commission regulations.

Compensation Committee:

- Met 3 times in 2002
- Approves and oversees compensation philosophy, amounts, plans, and policies
- Evaluates performance of executive officers and sets their compensation
- Administers executive compensation plans
- Reviews management succession plans
- Recommends compensation for non-employee directors
- Performs an annual self-evaluation to assess the Committee's effectiveness
- Has authority to engage independent counsel and other outside advisors
- Prepares the report required by the rules of the Securities and Exchange Commission to be included in Mirant's annual proxy statement

Nominating and Governance Committee:

- Met 4 times in 2002
- Makes recommendations to the Board of Directors regarding the composition of the Board, the classification of directors and the composition of committees
- Oversees Mirant's compliance with its Code of Ethics and Business Conduct
- Reviews and discusses with management and the General Counsel legal and regulatory requirements, compliance matters and material litigation
- Assists the Board in:
  - Identifying qualified individuals to become Board members
  - Recommending to the Board the selection of director nominees for election at the annual meeting of stockholders

- Assessing director independence and Board effectiveness; and
- Developing and implementing Mirant's corporate governance guidelines

- Performs an annual self-evaluation to assess the Committee's effectiveness
- Has authority to engage independent counsel and other outside advisors

The Nominating and Governance Committee generally identifies from its own resources qualified nominees but will accept from stockholders recommendations of individuals to be considered as nominees. Stockholder recommendations, together with a description of the proposed nominee's qualifications, relevant biographical information, and signed consent to serve, must be submitted in writing to Mirant's Corporate Secretary and received by that office by February 22, 2004 in accordance with the procedures set forth in Section 1.10 of our Bylaws. Stockholder recommendations will be considered by the Nominating and Governance Committee in determining nominees to recommend to the Board. The final selection of the Board's nominees is within the sole discretion of the Board of Directors.

Directors — Term Ending 2004

S. MARCE FULLER — Director since 1999

Ms. Fuller, 42, is president and chief executive officer of Mirant. She was president and chief executive officer of Mirant Americas Energy Marketing from September 1997 to July 1999; and one of our executive vice presidents from October 1998 to July 1999, when she was appointed to her current position. From May 1996 to September 1997, she was senior vice president in charge of our North American operations and business development. Prior to that, from February 1994 to May 1996, she was our vice president for domestic business development. She is also a director of Curtiss-Wright Corporation and EarthLink, Inc.

DAVID J. LESAR — Director since 2000

Mr. Lesar, 49, is chairman, president and chief executive officer of Halliburton Company, diversified energy services. He was president and chief operating officer of Halliburton Company from June 1997 until August 2000, when he was appointed to his current position. He was executive vice president and chief financial officer of Halliburton Company from June 1995 until June 1997; and president and chief executive officer of its Brown & Root, Inc. subsidiary from September 1996 until June 1997. He is a director of Halliburton Company and Lyondell Chemical Company.

RAY M. ROBINSON — Director since 2001

Mr. Robinson, 55, is president of the Southern Region of AT&T Corporation, telecommunications, until his retirement on May 1, 2003. He has been named vice chairman of the East Lake Community Foundation, effective May 1, 2003. He served as vice president - corporate relations of AT&T Corporation from 1994 to 1996, when he was appointed to his current position. He joined AT&T in 1968 and held numerous senior management positions in marketing, corporate relations, engineering and regulatory affairs. He is a director of Aaron Rents, Inc., Acuity Brands, Inc., Avnet, Inc., and Citizens Trust Bank.

Directors — Term Ending 2005

A. W. DAHLBERG — Director since 1996

Mr. Dahlberg, 63, is chairman of the board of Mirant. He was appointed to his current position in August 2000. He served as chairman of the board of the Southern Company from March 1995 until April 2001, during which time Southern Company was the parent of Mirant. He also served as chief executive officer of Southern Company from March 1995 until March 2001. He is a director of Equifax, Inc., Protective Life Corporation, and SunTrust Banks, Inc.

STUART E. EIZENSTAT — Director since 2001

Mr. Eizenstat, 60, is a partner of Covington & Burling where he heads the law firm's international practice. He served as Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001. He was Under Secretary for Economics, Business, and Agricultural Affairs of the United States Department of State from 1997 to July 1999, and Under Secretary for International Trade of the United States Department of Commerce from 1996 to 1997. He served as United States Ambassador to the European Union from 1993 to 1996. He was a director of the Overseas Private Investment Corporation from 1996 to 2001. From 1977 to 1981, he was President Jimmy Carter's Chief Domestic Policy Advisor at the White House. He is a trustee of BlackRock Funds.

ROBERT F. MCCULLOUGH — Director since February 2003

Mr. McCullough, 60, is a director and chief financial officer of AMVESCAP PLC, independent global investment managers. He was managing partner of the Atlanta office of Arthur Andersen LLP from 1987 until 1996, when he was appointed to his current position. He was an accountant at Arthur Andersen from 1964 until 1973 and a partner from 1973 until 1996. He is a Certified Public Accountant, a member of the American Institute of Certified Public Accounts and the Georgia Society of Certified Public Accounts, and a director of Acuity Brands, Inc.

Nominees for Election as Directors

ITEM NO. 1 — ELECTION OF DIRECTORS — TERM ENDING 2006

The persons named on the enclosed proxy form will vote, unless otherwise instructed, each properly executed proxy for the election of the following nominees as directors for the three-year term ending in 2006. If any named nominee becomes unavailable for election, the board may substitute another nominee. In that event, the proxy would be voted for the substitute nominee unless instructed otherwise on the proxy form.

A. D. CORRELL — Director since 2000

Mr. Correll, 62, is chairman of the board, and chief executive officer of Georgia-Pacific Corporation, manufacturers and distributors of building products, pulp, and paper. He served as president from 1991 until September 2002 and chief operating officer of Georgia-Pacific from 1991 to 1993, when he was appointed to his current position. He is a director of Georgia-Pacific Corporation, Norfolk Southern Corporation, and SunTrust Banks, Inc.

JAMES F. MCDONALD — Director since 2001

Mr. McDonald, 63, is chairman, president and chief executive officer of Scientific-Atlanta, Inc., telecommunications. He was a general partner of J. H. Whitney venture capital from 1991 to 1993, when he was appointed to his current position. From 1989 to 1991 he led the restructuring of Prime Computer as president and chief executive officer. He is a director of Burlington Resources, Inc., NDCHealth Corporation, and Scientific-Atlanta, Inc.

The affirmative vote of a plurality of shares present and entitled to vote is required for the election of directors. This means that the director nominee with the most votes for a particular slot is elected for that slot.

The Board of Directors recommends a vote **FOR** the nominees listed in Item No. 1.

ITEM NO. 2 — PROPOSAL TO APPROVE THE MIRANT EMPLOYEE STOCK PURCHASE PLAN

In order to encourage our employees to become stockholders, we established the Mirant Corporation Employee Stock Purchase Plan. This plan is intended to comply with Section 423 of the Internal Revenue Code and was approved by the stockholders at our annual meeting in 2001.

This plan permits eligible employees to purchase our common stock through payroll deductions at a price per share which is equal to the lesser of 85% of the fair market value of the common stock on the first or last day of an offering period. Each offering period will be up to, but not longer than 2 years.

Under this plan, participants will be permitted to purchase shares of common stock with an aggregate fair market value of no more than $25,000 in any one calendar year. Regular full-time employees of Mirant and participating subsidiaries (currently about 4,000 employees) are eligible to participate in the plan.

On February 25, 2003, the Board of Directors recommended increasing the number of shares reserved for issuance under this plan from 4,000,000 to a total of 12,000,000 shares. This increase is expected to provide enough shares for the plan to operate for the next four years based on the Compensation Committee's intent to limit the number of shares that may be purchased by an employee to 1,000 per period. The Compensation Committee will administer this plan and the Committee does not intend to open a new purchase period until November 2003, at the earliest.

Federal Income Tax Consequences. The following general summary describes the typical U.S. federal income tax consequences of this plan based upon provisions of the Internal Revenue Code as in effect on the date hereof, current regulations promulgated and proposed thereunder, and existing public and private administrative rulings of the Internal Revenue Service, all of which are subject to change (possibly with retroactive effect). This summary is not intended to be a complete analysis and discussion of the federal income tax treatment of this plan, and does not discuss gift or estate taxes or the income tax laws of any municipality, state, or foreign country.

An employee will not recognize income upon electing to participate in this plan or upon purchasing shares under this plan. If the participating employee holds the common stock purchased under this plan for at least two years after the first day of the offering period with respect to which the common stock was acquired (the "Grant Date"), when the participating employee disposes of the common stock, he or she will recognize as ordinary income an amount equal to the lesser of:

- the excess of the fair market value of the common stock on the date of disposition over the purchase price paid for the common stock; or
- 15% of the fair market value of the common stock on the Grant Date.

Any additional gain will be taxed as long-term capital gain. If the fair market value of the common stock at the time of disposition is below the purchase price, the employee will not recognize any ordinary income, and any loss will be a long-term capital loss. Mirant will not have a deductible expense as a result of the purchase of stock under this plan, unless there is a "disqualifying" disposition, as described in the next paragraph.

If an employee disposes of shares purchased under this plan within two years of the Grant Date, then that sale constitutes a "disqualifying" disposition in which the employee will realize:

- ordinary income in an amount equal to the excess of the fair market value of the shares on the date of purchase (i.e., the last day of the Offering Period) over the purchase price, and
- a capital gain or loss equal to the difference between (i) the amount received for the shares and (ii) the sum of the purchase price and the amount of ordinary income recognized.

If the disqualifying disposition occurs more than one year after the date of purchase, any capital gain or loss will be long-term; otherwise it will be short-term. If an employee recognizes ordinary income as a result of a disqualifying disposition, Mirant will be entitled to a corresponding deduction.

The vote needed to approve the increase in the number of shares available under the plan is a majority of the shares of Mirant's common stock represented at the meeting and entitled to vote.

The Board of Directors recommends a vote **FOR** Item No. 2. Proxies solicited by the Board will be voted **FOR** this proposal unless stockholders specify a contrary choice.

The following table sets forth the benefits received under the Plan from its inception commensurate with our initial public offering on September 27, 2000 through the offering period ending April 30, 2003:

EMPLOYEE STOCK PURCHASE PLAN

Name and Position	Dollar Value ($)(2) of Benefit Received	Shares of Common Stock (#)
S. M. Fuller, President & CEO	36,201	10,032
R. D. Hill, former EVP & CFO	25,581	2,952
R. J. Pershing, EVP	—	—
F. D. Kuester, SVP	25,581	2,952
D. L. Miller, SVP & General Counsel	36,201	10,032
J. W. Holden III, SVP & Treasurer	23,174	1,136
Executive officers as a group	281,063	41,653
Non-executive directors as a group(1)	—	—
All other employees	17,518,451	3,284,099

(1) Non-executive directors are not eligible to participate in this plan.
(2) This column represents in the aggregate the difference for each offering period between the purchase price paid by the plan participants and the closing price of our common stock on the purchase date.

Equity Compensation Plans

The following table indicates the compensation plans under which equity securities of Mirant are authorized for issuance as of December 31, 2002:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon exercise of outstanding options, warrants and rights) (1)
Equity compensation plans approved by security holders	20,633,996	$17.68	12,291,886
Equity compensation plans not approved by security holders	—	—	—
Total	20,633,996	$17.68	12,291,886

(1) Includes 2,101,153 shares subject to issuance under the Mirant Corporation Employee Stock Purchase Plan.

ITEM NO. 3 — STOCKHOLDER PROPOSAL TO EXPENSE OPTIONS

The Trust for the International Brotherhood of Electrical Workers Pension Benefit Fund, located at 1125 Fifteenth Street, N.W., Washington, D.C. 20005, is the beneficial owner of 18,245 shares of Mirant Common Stock, and submits the following resolution:

RESOLVED, that the shareholders of Mirant Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffet wrote in a New York Times Op-Ed piece on July 24, 2002:

> There is a crisis of confidence in the earnings numbers reports and the credibility of chief executives. And it is justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings...
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca-Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Mirant's Statement in Opposition

The Board of Directors recommends a vote AGAINST the adoption of this stockholder proposal.

The stockholder proposal above asks stockholders to approve a resolution that would cause Mirant to adopt an alternative method of accounting for employee stock options for which there is no uniform valuation methodology and that most publicly traded companies do not follow. Moreover, the proposed accounting method is currently under review for further changes by the bodies which set accounting standards. The Board of Directors understands and shares investors' need for transparent and accurate reporting of Mirant's earnings, financial position and the total cost of our compensation programs. At the same time, we believe that investors have an equally compelling need for financial statements that allow comparisons between companies of similar size or industry. Although we agree that stock options are an important component of our compensation program and that reporting employee stock option expense in the income statement could be a positive step toward clearer and more precise accounting for companies, Mirant's current method of accounting is consistent with the practices of most public companies and provides full disclosure. Until a uniform alternative method of accounting is widely accepted, we believe the adoption of this proposal would inhibit accurate comparisons. Therefore, we believe stockholders should vote **AGAINST** this proposal.

The Board of Directors believes employee ownership of Mirant's common stock serves the interest of all stockholders as a means of promoting a long-term view to increasing stockholder value. In 2002, options were granted at market prices to more than 3,000 of our regular full-time employees, including officers, managers, exempt and non-exempt employees — not just senior executives. Option grants are a key element of Mirant's compensation plan to attract and retain the talent that is critical to Mirant's success. Moreover, we believe that the use of stock option grants at Mirant has always been modest and appropriate. The effect of these options has been reflected as additional shares outstanding, calculated using the treasury-stock method, and we have provided full disclosure in the footnotes to our audited financial statements as if the options were expensed using the fair-value method.

Current accounting rules give companies the choice of accounting for stock options using the intrinsic-value method, which generally results in recording no expense for stock option awards, or the fair-value method, which generally results in expense recognition. Accounting rules further require that the impact of the fair-value method be disclosed in the footnotes to the financial statements if the intrinsic-value method is used. Mirant is in full compliance with current accounting rules.

Most public companies, including Mirant, account for employee stock-based compensation, including stock options, using the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The "intrinsic value" of the option is the amount by which the quoted market price of the stock exceeds the exercise price of the option on the date of grant. Generally, option awards have zero intrinsic value on the date of grant as the exercise price is set to be equal to the market price of the stock on that date. In addition, all of the options granted to the employees of Mirant are subject to vesting and cannot be exercised on the grant date. Therefore, the Board of Directors believes the intrinsic-value method provides both a transparent and accurate picture of Mirant's earnings.

The fair-value method, prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Compensation," computes compensation expense based on the fair value of the option at the date of grant. "Fair value" is determined using an option-pricing model that takes into account multiple factors in estimating value that can have varying results depending on assumptions used.

The Board of Directors believes it is in the best interest of stockholders for Mirant to continue to follow its current practice until the appropriate bodies which set accounting standards complete their review in this area. Meanwhile, we believe that our current accounting practice will provide the greatest transparency by promoting compatibility with disclosures by other public companies. While an estimated value of expense for stock options is not included in Mirant's consolidated statement of earnings, the impact of the potential expense is clearly disclosed in the notes to the consolidated financial statements giving investors information necessary to evaluate Mirant's earnings under the alternate methodology. As part of Mirant's commitment to continuously improve its financial disclosure, the estimated fair-value method of accounting for stock options will be more frequently updated and included in each of Mirant's quarterly reports on Form 10-Q.

We share the desire to have transparent and accurate accounting policies implemented in a prudent manner with full and complete information as it pertains to this issue. We believe the best way to accomplish this objective at this time is to retain the current accounting policy with respect to stock options and await consensus and/or clarity on how to expense stock options, prior to adopting any alternate method of accounting.

The vote needed to approve this proposal is a majority of the shares of Mirant's common stock represented at the meeting and entitled to vote.

The Board of Directors recommends a vote **AGAINST** Item No. 3. Proxies solicited by the Board will be voted **AGAINST** this proposal unless stockholders specify a contrary choice.

Compensation Committee Report

Mirant's compensation program for its executive officers is administered and reviewed by the Compensation Committee (the "Committee") of the Board of Directors. The Committee is comprised of three directors who are independent under New York Stock Exchange listing standards.

Compensation Philosophy

In determining the compensation payable to Mirant's executive officers, the Committee seeks to achieve the following objectives through a combination of fixed and variable compensation:

- provide a total compensation opportunity that is consistent with competitive practices, enabling Mirant to attract and retain qualified executives;
- create a direct link between the compensation payable to each executive officer and the financial performance of Mirant; and
- create a common interest between executive officers and Mirant's stockholders through the use of stock options and other stock awards that link a significant portion of each executive officer's compensation opportunity directly to the value of Mirant's common stock.

The Committee's compensation philosophy, and the strategically aligned programs that implement this philosophy, were developed with the assistance of outside consultants and counsel. The Committee annually reviews Mirant's compensation policies and programs in light of this philosophy and of competitive practices.

2002 Special Compensation-Related Considerations

During 2002 Mirant faced an unprecedented amount of adversity. The fall-out from the Enron bankruptcy, turmoil in the California power markets, and the overall downturn in the economy have created difficult market conditions and uncertainty throughout the competitive energy industry. All of these factors have ultimately resulted in a significant reduction in the stock price of Mirant and all other competitive energy companies. In response to these market conditions, throughout 2002 Mirant took aggressive steps to refocus its business: selling assets, reducing expenses, cutting capital expenditures and conserving cash. A critical success factor going forward will be retaining and motivating key employees to stay with the Company as we focus on refinancing our major debt maturities. Given the market environment of 2002 and 2003, many of the decisions regarding Mirant's 2002 compensation programs were made to enhance the retention and motivation of key employees. Some of the specific decisions were:

- Base Salary: During 2002 raises overall were about 1.6%, with approximately half of these raises being focused on Mirant's top performing employees (20% of the total population); and
- Short-term Incentives: For performance in 2002, Mirant paid bonuses equal to about half of the total amounts paid for 2001 performance. Again, these bonuses were focused on our top performing employees and about 25% of all amounts earned were deferred to encourage retention.

Base Salary

The Committee establishes the base salary of each executive officer listed in the Summary Compensation Table by comparison to competitive market levels for the executive's job function. The "Peer Group" used in the Performance Graph on page 33 of this proxy statement reflects Mirant's direct competitors in its principal business. A broader group of companies, including the "Peer Group" companies, was used for compensation comparisons. The broader group was used because Mirant believes it competes with this larger group of companies for the services of talented employees. Base salaries generally approximate the median level of such competitive rates and may be adjusted based on individual performance. Salaries are reviewed to determine competitive market levels at regular intervals, approximately annually.

Short-Term Incentive

For 2002, the Committee established annual bonus targets based primarily on corporate performance. For the executive officers listed in the Summary Compensation Table, four equally-weighted corporate goals related to Mirant's earnings per share (EPS), return on equity (ROE), year-end liquidity and cash flow from operating activities were the primary determinants of each executive's total bonus opportunity. Performance targets associated with the range of bonus payouts were established for each goal. These goals and targets were established to focus management on the business metrics considered critical to Mirant's success in a very challenging year. In early 2002, the Committee endorsed these measures, as appropriate, at the beginning of the performance period. Individual performance was the secondary factor in determining the amount of the bonus opportunity. Target bonuses are set at the median level of competitive rates. The maximum payout is set at two times target to award recipients for exceptional performance.

Based on the above goals, the Committee evaluated performance for 2002. Mirant did not meet expectations in 2002 with regard to EPS and ROE. Mirant did, however, exceed the performance thresholds in the areas of year-end liquidity and cash flow from operating activities. Exceeding these thresholds allowed Mirant to end the year in strong liquidity and cash positions. This was achieved under difficult economic conditions during a time of ongoing realignment within the competitive energy sector.

The Chief Executive Officer and the Compensation Committee evaluated Mirant's performance against the previously stated goals and the continuing need to motivate and retain our employees during these difficult times. Based on this evaluation, Management recommended and the Committee approved a corporate bonus of 25 percent of the maximum allowable under the plan. The bonuses were paid to a broad range of employees, including employees in foreign subsidiaries and unions that were eligible for short-term incentives. A breakdown of employees receiving incentives for 2002 is shown below.

Executive Officers Listed in the Summary Compensation Table	1.1%
Other Senior Executives	3.8%
All other employees	
— Amount Paid	71.7%
— Amount Deferred	23.4%

In total, bonuses paid for 2002 performance were about 50% of the total paid for 2001 performance. In addition, the executive officers listed in the Summary Compensation Table saw an 80% reduction in their bonuses versus 2001, which approximates the reduction in Mirant's stock price during 2002. The Chief Executive Officer and the former Chief Financial Officer received no bonus for 2002 performance.

Long-Term Incentives

Mirant's long-term incentives in 2002 took the form of equity grants consisting of Mirant stock options and Mirant performance restricted stock units. These grants were based on the median level of competitive rates.

Mirant Stock Options. Stock options are Mirant's primary long-term incentive. In awarding stock options to executive officers in 2002, Mirant's intent was that such options would represent a significant portion of each such officer's total compensation opportunity, thus aligning the officer's economic interests with those of Mirant's stockholders. Consistent with this goal, all option awards in 2002 were made at the fair market value of the common stock as of the date of grant. The Committee believes that these awards were reasonable compared to similar awards made by Mirant's competitors.

Mirant Performance Restricted Stock Units. Performance restricted stock units were awarded in 2002 to certain executives, including the executive officers listed in the Summary Compensation Table, based upon similar factors as for the stock option grants. The Committee's purpose for awarding these units was to (i) mitigate the dilutive effects of awarding equity-based long-term incentives and (ii) incent such executive officers to achieve stock appreciation targets. Consistent with this purpose, the Committee granted units in 2002 that would be paid out in cash in 20 percent increments based on the attainment of predetermined levels of stock price appreciation.

Compensation of the Chief Executive Officer

The Compensation Committee reviews the compensation of the chief executive officer on an annual basis. The Committee made decisions regarding Ms. Fuller's compensation based on an annual review of her individual performance, Mirant's performance and independent market data.

Base Salary
During 2002, Marce Fuller served as Mirant's chief executive officer and received base compensation of $800,000. The Committee did not increase Ms. Fuller's base salary in 2003 and has not granted her a base salary increase since March 1, 2001.

Short-term Incentive
Ms. Fuller was eligible for an incentive for 2002 performance, but she recommended to the Committee that she receive no short-term incentive payout. Based on this recommendation and the Committee's assessment of Corporate performance, the Committee elected not to pay Ms. Fuller a bonus for 2002.

Long-term Incentives
Ms. Fuller received long-term incentives as set forth in the Summary Compensation Table. These long-term incentives were granted on February 19, 2002. The stock options awarded to Ms. Fuller in 2002 become exercisable in equal annual installments over a period of three years and have an exercise price of $9.08. The performance restricted stock units vest in 20% increments each time the stock increases 20% over the base price of $9.08. All of the performance restricted stock units will have vested once the 10-day average closing price of Mirant's common stock is $18.16.

Policy as to Section 162(m) of the Code

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally denies a publicly traded company a Federal income tax deduction for compensation in excess of $1 million paid to certain of its executive officers unless the amount of such excess is payable based solely upon the attainment of objective performance criteria. Mirant has undertaken to qualify substantial components of the incentive compensation it makes available to its executive officers for the performance exception to nondeductibility. However, in appropriate circumstances, it may be necessary or appropriate to pay compensation or make special incentive or retention awards that do not meet the performance based exception and therefore may not be deductible by reason of Section 162(m). In 2002, about $800,000 of compensation was not deductible under Section 162(m).

Members of the Compensation Committee as of December 31, 2002:

A. D. Correll, Chairman
David J. Lesar
James F. McDonald

Audit Committee Report

The Audit Committee (the "Committee") oversees Mirant's financial reporting process and supervises Mirant's relationship with the independent auditors. The Committee reviewed its charter and practices in light of the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations implementing this legislation, and proposed listing standards of the New York Stock Exchange regarding audit committee procedures and responsibilities. Although the Audit Committee's existing practices complied in many respects with the requirements of these rules and standards, the Board of Directors has adopted amendments to the Committee's charter to implement voluntarily certain of the proposed rules and to formalize the Committee's continued adherence to others. A copy of the amended charter is included as Appendix A to this Proxy Statement.

The Audit Committee met 24 times in 2002. Significant activities during 2002 included reviewing and discussing with management annual and quarterly financial statements as well as earnings announcements, overseeing an independent review, performed by counsel, of accounting issues identified by management related to Mirant's risk management and marketing operations, appointing and supervising Mirant's independent auditors, authorizing a reaudit of Mirant's 2000 and 2001 financial statements, and overseeing management's procedures for providing the Chief Executive Officer and Chief Financial Officer certifications required by the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission regulations. The Committee had separate private discussions with the independent auditors and the director of internal audit at each regularly scheduled meeting.

In discharging its duties and responsibilities, the Audit Committee has:

- reviewed and discussed Mirant's audited financial statements for the year ended December 31, 2002 with management and the independent auditors
- discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended
- received from the independent auditors a formal written statement describing all relationships between the auditors and Mirant that might affect the auditors' independence as required by Independence Standards Board Standard No. 1
- discussed with the independent auditors any relationships (including nonaudit services) that may impact their objectivity and independence
- pre-approved all audit and permitted non-audit services provided by the independent auditors, and the compensation, fees and terms for such services; and
- approved a policy authorizing the Audit Committee Chairman to pre-approve permitted non-audit services to be performed by the independent auditors

The Audit Committee has considered whether the provision of the non-audit services is compatible with maintaining the principal auditors' independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity, whereas management is responsible for preparing the financial statements and reports. The Audit Committee relies on the work and assurances of management and the independent auditors, who express an opinion on the conformity of Mirant's annual financial statements to generally accepted accounting principles.

Further, although the Board of Directors has designated several members as "audit committee financial experts," as defined in Securities and Exchange Commission regulations, the Committee is not providing any special assurance as to Mirant's financial statements or any professional certification as to the independent auditors' work. Based on the reviews and discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Mirant's Annual Report for the year ended December 31, 2002 for filing with the Securities and Exchange Commission.

Members of the Audit Committee as of December 31, 2002:

David J. Lesar, Chairman
Stuart E. Eizenstat
James F. McDonald

Auditor Independence

KPMG LLP was named as our independent auditors effective May 16, 2002. Arthur Andersen LLP served as our independent auditors from January 1 through May 15, 2002. On May 15, 2002, following the decision of the Board of Directors to replace Arthur Andersen as Mirant's independent auditors, Mirant filed with the Securities and Exchange Commission a current report on Form 8-K, which is incorporated by reference herein. KPMG LLP, the independent auditors, billed and is expected to bill the following fees for 2002:

	(in millions)
Audit Fees The aggregate fees billed and expected to be billed by the independent auditors for professional services rendered for the audit of Mirant's 2002 annual financial statements and reviews of financial statements included in our Forms 10-Q for 2002	$11.9
All Other Fees The aggregate fees billed through December 31, 2002 by the independent auditors for all other services, consisting of:	
Audit-related — including securities offerings and controls testing and reporting	2.8
Tax Consulting	1.6
Other	0
Total All Other Fees	4.4
Total	$16.3

	(in millions)
Reaudit Fees The aggregate fees billed since December 31, 2002 and expected to be billed by the independent auditors for professional services rendered for the reaudit of Mirant's annual financial statements for 2000 and 2001.	$7.4

Financial Information Systems Design and Implementation Fees
KPMG LLP did not provide professional services rendered for financial information systems design and implementation during 2002.

Employment Contracts

Mirant has entered into an employment agreement with each of the executive officers named in the Summary Compensation Table. The compensation provided for in each employment agreement is discussed below. The amounts granted under these agreements are forfeited upon termination for cause or resignation. Amounts are paid immediately if the employee dies, becomes disabled, or is terminated without cause. The Board is solely responsible for administering these agreements.

Ms. Fuller.

On October 5, 1999, Southern Company, Mirant Services, LLC and S. Marce Fuller entered into an employment agreement. The agreement provides for the award of $400,000 in phantom Southern Company stock, valued as of the date of the agreement and paid out on July 1, 2003 if Ms. Fuller is still employed by us. The phantom Southern Company stock was converted into 19,942 shares of phantom Mirant common stock upon Mirant's separation from the Southern Company. If Ms. Fuller is employed by Mirant on July 1, 2003, she will receive a payment of the phantom stock in cash, valued as of that date, including the reinvestment of any dividends paid during the period of the agreement. Based on Mirant's performance, the taxes due on any payment will not be grossed-up. This agreement will terminate at the earlier of (1) when Ms. Fuller terminates her employment with us or (2) when the phantom stock is paid. As of December 31, 2002, the value of the shares under this agreement was $37,291.

Mr. Hill.

In October 1999, we entered into a compensation agreement with Raymond D. Hill, which provided for an award of $300,000 in phantom Southern Company stock, valued as of the date of the agreement. The phantom Southern Company stock was converted to phantom Mirant common stock upon Mirant's separation from the Southern Company. Mr. Hill would have received the phantom stock payment on March 1, 2003 and his retirement payments would have been calculated as if 10 additional years of service were included in the pension and supplemental executive retirement plan calculations, if he were still employed by us on that date. This agreement terminated upon his retirement on December 31, 2002. As part of his severance agreement, upon his leaving Mirant, the phantom stock due to vest on March 1, 2003 was paid in the amount of $26,472 and his retirement payments were calculated as if 10 additional years of service were included in the pension and supplemental executive retirement plan calculations.

Mr. Pershing.

In October 1999, we entered into a compensation agreement with Richard J. Pershing. The agreement provides for an award of $300,000 in phantom Southern Company stock, valued as of the date of the agreement. The phantom Southern Company stock was converted into 14,956 shares of phantom Mirant common stock upon Mirant's separation from the Southern Company. Mr. Pershing will receive the phantom stock payment on May 1, 2003 if he is still employed by us on that date. Also under this agreement, because Mr. Pershing was still employed by us on November 1, 2002, his retirement payments are calculated as if three years of additional service are included in the pension and supplemental executive retirement plan calculations. This agreement terminates at the earlier of (1) when Mr. Pershing terminates his employment with us or (2) when the phantom stock is paid. As of December 31, 2002, the value of the shares under this agreement was $27,968.

Mr. Kuester.

Effective December 9, 1999, we entered into a compensation agreement with Frederick D. Kuester. This agreement provides for the award of $100,000 in our phantom stock, at the December 31, 1998 base value under the SEI Value Creation Plan. Under the terms of the agreement, since Mr. Kuester was still employed by us on January 1, 2003, this award was paid at $100,000, being the greater of the then current value of Mirant stock or $100,000. In addition, on December 20, 2000, we entered into another agreement with Mr. Kuester for employment through January 1, 2004. This agreement guarantees him annual retirement income of $225,000 if he retires from Mirant after January 1, 2004, and provides that all of his then outstanding options became vested upon his return from his assignment at Mirant Asia-Pacific.

Mr. Miller.

Effective October 1, 1999, we entered into an employment agreement with Douglas L. Miller. This agreement provides for compensation and benefits during the five-year term of the agreement. Under the terms of the agreement, if Mr. Miller is still employed by us on September 30, 2004, his retirement payments are calculated as if 5 years of additional service are included in the pension and supplemental executive retirement plan calculations.

Mr. Holden.

Effective July 9, 2002, we entered into a retention agreement with J. William Holden III. This agreement provides for cash retention payments totaling $1,500,000 from July 9, 2002 through February 15, 2003. In the event that Mr. Holden voluntarily resigns prior to February 15, 2004, he must repay 50% of all after-tax amounts of retention payments he received. Subject to conditions specified in the agreement, if Mr. Holden is still employed by us on May 1, 2005, his retirement benefits are calculated as if 5 years of additional service and age are included in the pension and supplemental executive retirement plan calculations.

Related Party Transactions

Mr. Ed Adams was elected senior vice president of Mirant in February 2002. His wife Susan Adams was an employee of Mirant until October 24, 2002. In 2002, she received an aggregate salary of $100,879, as president of Mirant Intellectual Asset Management and Marketing, LLC, and severance payment of $86,765, in accordance with Mirant's standard severance plan. Mr. Richard Pershing is executive vice president of Mirant. His son-in-law, Ethan Davies, is employed by Mirant as an application server administrator. Mr. Davies received an aggregate salary and bonus of $65,836 for 2002.

Certain Legal Proceedings

Ms. Fuller served as an executive officer of Mobile Energy Services Company, LLC (Mobile Energy) from July 1995 to July 2001, and as an executive officer of its parent company Mobile Energy Services Holdings, Inc. (MESH) from February 1995 to January 1999. Mobile Energy owns a generating facility which provides power and steam to a tissue mill in Mobile, Alabama. Mobile Energy and MESH filed for bankruptcy on January 14, 1999 in response to the announcement by its then largest customer, a pulp mill, of plans to cease operations in September 1999. A proposed plan of reorganization for Mobile Energy and MESH is pending before the bankruptcy court.

Change In Control Arrangements

Our executive officers named in the Summary Compensation Table have change in control agreements that are effective upon a change in control of Mirant.

Within two years following a change in control, if an executive is involuntarily terminated, other than for cause, or voluntarily terminated for good reason, which is defined as a meaningful and detrimental change in duties, a significant reduction in compensation or benefits or relocation, the agreements provide for:

- a lump sum payment of three times annual compensation (base salary and average actual bonus for the last two years);
- a lump sum payment of three times the annual cost of health and life insurance coverage;
- immediate vesting of all stock options and stock appreciation rights previously granted;
- payment of any accrued short-term bonuses and performance restricted stock units; and
- payment of any excise tax liability incurred as a result of payments made under the agreement.

The agreements also provide for pro-rata payments at the greater of target-level performance or actual performance for some incentive plans if a change in control occurs and the plans are not continued or replaced with comparable plans.

The definition of "change in control" includes the following events:

- acquisition by a person of at least 20% of our stock;
- a defined change in the majority of the members of our Board of Directors;
- a merger or other business combination that results in our stockholders immediately before the merger owning less than 65% of the voting power after the merger; or
- a sale of substantially all of our assets.

Stock Ownership Table

This table shows the number of shares owned by directors, nominees, and executive officers as of March 1, 2003, and all known beneficial owners of more than 5% of Mirant common stock as of December 31, 2002. The shares owned by all directors and executive officers as a group constituted less than one percent of the total number of shares of Mirant common stock outstanding as of March 1, 2003.

	Total Beneficial Ownership(1)	Common Shares Beneficially Owned(2)	Non-Convertible Economic Interests(3)	Shares Individuals Have Rights to Acquire within 60 days(4)
A. D. Correll	127,398	43,736	83,662	—
A. W. Dahlberg	145,655	51,162	94,494	—(5)
Stuart E. Eizenstat	34,372	—	34,372	—
S. Marce Fuller	2,403,943	27,632	1,602,608	773,703
Carlos Ghosn	34,540	34,540	—	—
Raymond D. Hill	229,482	6,832	35,786	186,864
J. W. Holden III	195,213	9,224	15,152	170,837
Frederick D. Kuester	554,070(6)	9,958(6)	204,362	339,750
David J. Lesar	65,490(7)	5,000(7)	60,490	—
Robert F. McCullough	—	—	—	—
James F. McDonald	29,540	29,540	—	—
Douglas L. Miller	469,473	6,887	321,227	141,359
Richard J. Pershing	648,103	32,490	211,676	403,937
Ray M. Robinson	30,040	2,500	27,540	—
Directors, Nominees and Executive Officers as a Group (19 people)	6,636,084(8)	295,852(8)	4,079,909	2,260,323
Barrow, Hanley, Mewhinney & Strauss, Inc.	29,283,683(9)	29,283,683(9)	—	—
Vanguard Windsor Funds — Vanguard Windsor II Fund	28,956,600(10)	28,956,600(10)	—	—

(1) "Beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or investment power with respect to a security, or any combination thereof. This column includes ownership interests in Mirant Common Shares, Non-Convertible Economic Interests, and Shares Individuals Have Rights to Acquire within 60 days (as of 3/01/2003).

(2) Indicates shares of Mirant common stock beneficially owned. Shares indicated are included in the Total Beneficial Ownership column.

(3) Indicates stock units and performance restricted stock units held in various benefit plans. Although these rights track the market value of Mirant common stock, they are payable in cash and are not convertible into common stock. Shares indicated are included in the Total Beneficial Ownership column.

(4) Indicates shares of Mirant common stock that certain directors and executive officers have the right to acquire within 60 days, by exercising stock options. The numbers and values of exercisable stock options as of December 31, 2002 are shown on a table on page 31. Shares indicated are included in the Total Beneficial Ownership column.

(5) On February 5, 2003, Mr. Dahlberg voluntarily returned all 685,417 of his vested and unvested options to Mirant. Mr. Dahlberg received no consideration for this action.

(6) Includes 1,512 shares held by family members.

(7) Includes 5,000 shares held by a Family Limited Partnership. Mr. Lesar disclaims beneficial ownership of 71.06% of these shares.

(8) Includes 12,027 shares held by family members.

(9) According to a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2003, Barrow, Hanley, Mewhinney & Strauss, Inc. (3232 McKinley Avenue, 15th Floor, Dallas, TX 75204-2429), had sole voting power over 86,554 shares, shared voting power over 29,197,129 shares and sole investment power over 29,283,683 shares or 7.25% of Mirant common stock as of December 31, 2002.

(10) According to a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2003, Vanguard Windsor Funds — Vanguard Windsor II Fund (100 Vanguard Blvd., Malvern, PA 19355) had sole voting power and shared investment power over 28,956,600 shares or 7.17% of Mirant common stock as of December 31, 2002. Mirant believes these shares are included in the shares beneficially owned by Barrow, Hanley, Mewhinney & Strauss, Inc. reported above.

Summary Compensation Table

This table shows information concerning Mirant's president and chief executive officer, and each of the other five most highly compensated executive officers of Mirant serving during 2002.

		Annual Compensation			Long-Term Compensation			
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Restricted Stock Awards ($)(3)	Number of Securities Underlying Stock Options (#)(4)	Long-Term Incentive Plan Payouts ($)(5)	All Other Compensation ($)(6)(7)
S. M. Fuller	2002	800,000	—	170,057	4,214,800	425,000	—	36,000
President & CEO	2001	740,238	700,000	—	2,222,234	260,417	—	33,150
	2000	416,385	630,000	3,000	1,666,676	305,320	—	21,762
R. D. Hill	2002	425,000	—	62,946	635,600	100,000	—	443,375
EVP & CFO	2001	410,102	462,188	—	849,997	99,609	—	18,376
(retired 12/31/02)	2000	320,481	357,500	16,365	1,166,660	212,967	—	16,447
R. J. Pershing	2002	425,000	159,375	60,987	635,600	100,000	—	19,406
EVP	2001	410,102	483,438	—	849,997	99,609	—	18,376
	2000	320,481	357,500	13,398	1,166,660	212,967	—	17,319
F. D. Kuester	2002	325,000	113,750	2,942	544,800	82,000	—	14,625
SVP	2001	317,980	312,812	—	489,447	59,570	—	14,252
	2000	268,096	302,500	6,379	416,658	133,988	18,765	13,842
D. L. Miller	2002	300,000	120,000	905	326,880	50,000	—	53,476
SVP & General Counsel	2001	292,882	273,500	—	456,819	54,688	—	33,778
	2000	250,000	262,500	—	333,344	102,438	—	938
J. W. Holden III	2002	268,333	1,527,500	6,427	222,460	34,000	—	9,825
SVP & Treasurer	2001	227,500	228,650	—	—	52,246	—	10,239
	2000	171,666	171,000	—	—	77,580	—	9,917

(1) Mr. Holden's bonus for 2002 performance was $90,000. The majority of the additional $1,437,500 disclosed in this column was specifically for retention and is pursuant to the agreement described in the above section: "Executive Compensation — Employment Contracts". The remaining amount is for his work as an expatriate for our European operations.

(2) During 2002, Mirant owned fractional shares of a business aircraft which Ms. Fuller, Mr. Hill and Mr. Pershing each used at a cost to Mirant of $141,020, $46,797 and $54,029, respectively.

(3) The values for awards are restricted stock units payable in cash upon vesting. The units vest 20% each time Mirant's stock price increases 20% over the price on the day of grant. As of December 31, 2002 the following number and value of the restricted stock units were held by each executive officer listed in the table: (Fuller 406,071 units, $759,353); Hill (55,282 units, $103,377); Pershing (55,282 units, $103,377); Kuester (43,813 units, $81,930); Miller (28,893 units, $54,030); and Holden (14,700 units, $27,489). No dividends are paid on restricted stock units.

(4) 2000 included units granted under the Southern Energy, Inc. Value Creation Plan that were converted into Mirant stock options at the time of Mirant's initial public offering and Southern Company options that were converted into Mirant Options on March 19, 2001.

(5) Payout under the Southern Company Performance Incentive Plan for the 4-year period ending December 31, 2000.

(6) In conjunction with his separation from Mirant, Mr. Hill received a payment of $425,000. This payment is consistent with the Mirant Services Severance Pay Plan in effect for employees during 2002.

(7) 2002 and 2001 include contributions to the Mirant Services Employee Savings Plan, Profit Sharing Arrangement within the Mirant Services Employee Savings Plan, as well as non-pension related accruals under the Supplemental Benefit Plan. 2001 also includes contributions to the Southern Company Employee Savings Plan and Southern Company Performance Sharing Plan. 2000 contributions to the Southern Company Employee Savings Plan, Southern Company Employee Stock Ownership Plan, as well as non-pension related accruals under the Supplemental Benefit Plan. The break-out of the 2002 contributions is provided in the following table:

	ESP ($)	Profit Sharing ($)	SBP ($)
S. M. Fuller	9,000	—	27,000
R. D. Hill	8,250	—	10,125
R. J. Pershing	9,000	—	10,406
F. D. Kuester	9,000	—	5,625
D. L. Miller	8,250	13,225	32,001
J. W. Holden III	8,250	—	1,575

Stock Option Grants, Exercises and Year-End Values

STOCK OPTION GRANTS IN 2002

Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year (2)	Exercise or Base Price ($/Sh)(1)	Expiration Date (1)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)		
					0%	5%	10%
S. M. Fuller	425,000	5.42	$9.08	2/19/12	0	2,426,904	6,150,252
R. D. Hill	100,000	1.28	$9.08	2/19/12	0	571,036	1,447,118
R. J. Pershing	100,000	1.28	$9.08	2/19/12	0	571,036	1,447,118
F. D. Kuester	82,000	1.05	$9.08	2/19/12	0	468,250	1,186,637
D. L. Miller	50,000	0.64	$9.08	2/19/12	0	285,518	723,559
J. W. Holden III	34,000	0.43	$9.08	2/19/12	0	194,152	492,020
All Optionees	7,838,845	100.00	$9.08	(3)	0	44,759,201	113,428,604
All Stockholders (4)	N/A	N/A	N/A	N/A	0	2,306,341,563	5,844,722,343

(1) These grants vest annually at a rate of one-third on the anniversary date of the grant. Grants continue to vest normally upon termination as a result of death, total disability, or retirement and expire five years after retirement, three years after death or total disability, or their normal expiration date if earlier.

(2) A total of 7,838,845 Mirant stock options were granted in 2002 to approximately 3,500 employees around the world. This represents almost all of our employees who are not covered by a collective bargaining agreement.

(3) The exercise price shown is an average of the price of all options granted in 2002. Options expire at various times between January 2, 2012 and December 1, 2012.

(4) "All Stockholders" values are calculated using the average exercise price for all options awarded in 2002, $9.08, based on the outstanding shares of common stock on December 31, 2002.

AGGREGATED STOCK OPTION EXERCISES IN 2002 AND YEAR-END OPTION VALUES

Name	Number of Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Year-End (#)		Value of Unexercised In-the-Money Options at Year-End ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
S. M. Fuller	0	0	483,555	717,105	0	0
R. D. Hill	0	0	362,993	254,116	0	0
R. J. Pershing	0	0	289,463	254,116	0	0
F. D. Kuester	0	0	238,042	176,231	0	0
D. L. Miller	0	0	86,521	120,605	0	0
J.W. Holden III	0	0	127,930	96,680	0	0

(1) The Value Realized is ordinary income, before taxes, and represents the amount equal to the excess of the fair market value of the shares or rights at the time of exercise above the exercise price.

(2) These columns represent the excess of the fair market value of Mirant's common stock of $1.87 per share, as of December 31, 2002, above the exercise price of the options. The amounts under the Exercisable column report the "value" of options that are vested and therefore could be exercised. The Unexercisable column reports the "value" of options that are not vested and therefore could not be exercised as of December 31, 2002.

Pension Plan Table

Compensation	Years of Accredited Service				
	10	15	20	25	30
$ 250,000	$ 42,500	$ 63,750	$ 85,000	$106,250	$127,500
500,000	85,000	127,500	170,000	212,500	255,000
750,000	127,500	191,250	255,000	318,750	382,500
1,000,000	170,000	255,000	340,000	425,000	510,000
1,250,000	212,500	318,750	425,000	531,250	637,500
1,500,000	255,000	382,500	510,000	637,500	765,000
1,750,000	297,500	446,250	595,000	743,750	892,000

The table below shows the estimated annual pension benefit payable (rounded to $000) at normal retirement age under Mirant's qualified pension plan, non-qualified pension plans and pension-related contracts, based on the stated compensation (rounded to $000) and years of Accredited Service with Mirant's subsidiaries. The amounts shown in the table were calculated according to the final average pay formula and are based on a single life annuity without reduction for joint and survivor annuities or computation of Social Security offset that would apply in most cases. Compensation for pension purposes is limited to the average of the highest three (five for Mr. Miller) of the final 10 years' compensation. For Ms. Fuller, compensation is base salary plus the excess of short-term incentive compensation over 10 percent of base salary. For the other executive officers listed in the Summary Compensation Table, it is base salary plus the excess of short-term incentive compensation over 15 percent of base salary.

During 2002, Mirant funded a portion of the non-qualified benefits through the purchase of annuity contracts in the names of the individual employees, including each of the executive officers listed in the Summary Compensation Table that have a 1.7% multiplier for their pension (see table below). The purchase of these annuity contracts did not increase the benefit amounts payable to the executive officers under these plans. The amount funded under these annuities total approximately $17 million.

As of December 31, 2002, the applicable compensation and Accredited Service for determination of pension benefits would have been:

	Compensation ($)	Accredited Service	Multiplier	Annual Benefit ($)
S. M. Fuller	1,438,000	17.3	1.7%	423,000
R. D. Hill	838,000	19.0	1.7%	271,000
R. J. Pershing	813,000	33.8	1.7%	467,000
F. D. Kuester	560,000	29.9	1.7%	285,000
D. L. Miller	491,000	0.6	1.0%	3,000
J. W. Holden III	358,000	16.6	1.7%	101,000

Five-Year Performance Graph



$140
120
100
80
60
40
20
0
9/27/2000
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mirant
S&P 500 Index
S&P Multi-Utilities
Peer Group

This performance graph compares the cumulative total stockholder return on Mirant's common stock with the Standard & Poor's Multi-Utilities Index and the Standard & Poor's 500 Index since the first day of trading on the date after our initial public offering. The graph assumes that $100 was invested on September 27, 2000 in Mirant's common stock and each of the above indices, and that all dividends are reinvested. The stockholder return shown below may not be indicative of future performance.

	9/27/00	Dec 00	Mar 01	Jun 01	Sep 01	Dec 01	Mar 02	Jun 02	Sep 02	Dec 02
Mirant Corporation	$100	100.22	125.66	121.77	77.52	56.71	51.15	25.84	7.82	6.62
S & P 500 Index	100	92.78	81.78	86.56	73.86	81.75	81.97	70.99	58.73	63.68
S & P Multi-Utilities	100	97.82	79.21	67.85	45.24	21.69	22.04	12.82	6.78	6.85
Peer Group	100	90.21	88.74	72.45	36.98	34.18	28.40	12.66	3.90	5.16

The Peer Group shown above consists of the following publicly traded companies in the power generation industry: AES Corporation, Calpine Corporation, Dynegy, Inc. and Reliant Resources, Inc. In accordance with the rules of the Securities and Exchange Commission, the returns are indexed to a value of $100 at September 26, 2000 and the returns of each company in the Peer Group have been weighted according to their market capitalization as of the beginning of the period.

OTHER DOCUMENTS NOT A PART OF THIS PROXY STATEMENT

This Proxy Statement is being distributed to stockholders as part of a larger publication containing other documents and information of interest to stockholders concerning the Annual Meeting. Such other documents and information include a letter to stockholders from Marce Fuller, President and Chief Executive Officer; the Annual Report to Stockholders, including Management's Discussion and Analysis and the Consolidated Financial Statements; and Other Stockholder Information. Such documents and certain information in this Proxy Statement, specifically, the Audit Committee Report (other than any information contained therein not permitted to be so excluded), the report on Executive Compensation and the Performance Graph, shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission under or pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 as currently in effect and shall not be deemed to be incorporated by reference into any filing by the Corporation under such Acts, unless specifically provided otherwise in such filing.

Adopted February 25, 2003

Function

The Audit Committee is charged with responsibility for oversight of the Company's financial reporting process, including supervising the Company's relationship with its independent auditors. The independent auditors shall report directly to the Committee. The Committee shall have the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors.

Purpose

The Committee's purpose is to assist Board oversight of the:

- Quality and integrity of the Company's financial statements
- Company's compliance with legal and regulatory requirements
- Independent auditors' qualifications, independence and performance, and
- Performance of the Company's internal audit function; and

to prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

Membership

The Committee shall consist of at least three directors. Members of the Committee shall meet the independence and financial literacy requirements of the New York Stock Exchange, as determined by the Board. At least one member of the Committee must have accounting or related financial management expertise, as determined by the Board. Committee members shall not simultaneously serve on the audit committees of more than two other public companies. The Committee and its Chair shall be appointed annually by the Board of Directors, based upon the recommendation of the Nominating and Governance Committee.

Meetings

The Committee shall meet at least six times each year and shall have special meetings if and when required, as determined by the Chair of the Committee. For the transaction of business at any meeting of the Committee, a majority of the members shall constitute a quorum. The act of a majority of the members participating at any meeting of the Committee at which a quorum is present shall be the act of the Committee. Management of the Company, the internal and independent auditors and the Company General Counsel and Corporate Secretary may attend each meeting or portions thereof as required by the Committee. The Committee shall provide an open avenue of communications between the internal and independent auditors and the Committee, and periodically shall meet separately in private sessions with management, the internal auditor, and the independent auditors. The Committee shall report on its activities to the Board of Directors on a regular basis.

Authority, Duties and Responsibilities

The key responsibilities of the Committee in carrying out its oversight function shall include the following:

Oversight of the Company's Relationship with the Independent Auditor

- Be directly responsible, in its capacity as a committee of the Board, for the appointment, compensation and oversight of the work of the independent auditors. In this regard, the Committee shall exercise sole authority to appoint, evaluate, and, as necessary, replace the independent auditors, who shall report directly to the Committee.

- At least annually, obtain and review a report by the independent auditors describing any relationships between the firm and the Company and any other relationships that may adversely affect the independence of the auditors, and consider the independence of the outside auditors, including whether the auditors' performance of permissible non-audit services is compatible with the auditors' independence.

- Preapprove all audit and permitted non-audit services, and the compensation, fees and terms for such services provided by the independent auditors. (By approving the audit engagement, an audit service within the scope of the engagement shall be deemed to have been preapproved). In addition, the Committee shall establish policies and procedures for the engagement of the independent auditors to provide permitted non-audit services, which shall include approval in advance by the Audit Committee Chair of all permitted non-audit services to be performed by the independent auditors. The Chair shall report to the Committee all non-audit work on a quarterly basis.

- Review with the independent auditor any audit problems or difficulties and management's response, including any restrictions on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements between management and the independent auditors.

- At least annually, obtain and review a report by the independent auditors describing: the auditing firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

- Set clear hiring policies for employees and former employees of the independent auditors.

Financial Reporting and Disclosure Matters

- Review and discuss with management the Company's financial reporting process, financial statements and major disclosures, and the adequacy and effectiveness of the Company's system of internal controls and disclosure controls and procedures.

- Review and discuss with the independent auditors the Company's system of internal controls, financial statements and related disclosures, the adequacy of the Company's financial reporting process and the scope of the independent audit, and receive from the independent auditors reports required by rules of the Securities and Exchange Commission.

- Review and discuss with management and the independent auditors the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and its critical accounting policies and practices, prior to the filing of the annual report on Form 10-K and the quarterly reports on Form 10-Q.

- Review and discuss with management and the independent auditors their analyses of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, the appropriateness of accounting principles followed by the Company, significant changes in the Company's selection or application of accounting principles, and major issues regarding the Company's accounting principles and financial statement presentations.

- Discuss generally earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

- Prepare a report for inclusion in the Company's proxy statement, disclosing that the Committee reviewed and discussed the audited financial statements with management and discussed with the independent auditors the matters required by SAS 61 (Codification of Statement of Auditing Standards, AU§380) and, based upon these discussions, recommend to the Board of Directors whether the audited financial statements should be included in the annual report on Form 10K.

Oversight of the Company's Internal Audit Function

- Review the annual internal audit program in terms of scope of audits conducted or scheduled to be conducted, and review the internal audit department budget and staffing levels.

- Review and discuss with the Company's Director of Corporate Audit major findings and recommendations resulting from internal audits, special projects and investigations conducted across the Company.

- Review the appointment and replacement of the Company's Director of Corporate Audit.

Compliance Oversight Responsibilities

- Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

- Review and discuss with management and the General Counsel, legal, regulatory and compliance matters that may have a material impact on the Company's financial statements.

Additional Responsibilities

- Review and discuss with management, the independent auditors, and the Director of Corporate Audit the Company's policies for assessing and managing significant risks and exposures and assess the steps management has taken to manage such risks and exposures.
- Review with the internal and independent auditors the coordination of their respective activities.
- Evaluate the performance of the Committee annually, and review and reassess the adequacy of the Committee's Charter annually and recommend any revisions deemed appropriate to the Board of Directors.

Outside Advisers

The Committee shall have the authority to engage independent counsel and other advisers, as the Committee determines necessary to carry out its duties. The Company shall provide appropriate funding, as determined by the Committee for payment of compensation to the independent auditor; and to any advisers retained by the Committee.

Special Note Regarding Forward-Looking Statements

The information presented in Mirant's 2002 Annual Report includes forward-looking statements in addition to historical information. These statements involve known and unknown risks and relate to future events, our future financial performance or our projected business results. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," " estimates," "predicts," "targets," "potential" or "continue" or the negative of these terms or other comparable terminology.

Forward-looking statements are only predictions. Actual events or results may differ materially from any forward-looking statement as a result of various factors, which include: (1) legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry; (2) the failure of our assets to perform as expected or the extent and timing of the entry of additional competition in the markets of our subsidiaries and affiliates; (3) our pursuit of potential business strategies, including the disposition of assets, termination of construction of certain projects or internal restructuring; (4) changes in state, federal and other regulations (including rate and other regulations); (5) changes in or application of environmental and other laws and regulations to which we and our subsidiaries and affiliates are subject; (6) political, legal and economic conditions and developments; (7) changes in market conditions, including developments in energy and commodity supply, demand, volume and pricing; (8) weather and other natural phenomena; (9) war or the occurrence of a catastrophic loss; (10) deterioration in the financial condition of our counterparties and the resulting failure to pay amounts owed to us or perform obligations or services due to us; (11) financial market conditions and the results of Mirant's financial restructuring efforts, including its inability to obtain long-term or working capital on terms that are not prohibitive and the effects that would result on our liquidity and business; (12) the direct or indirect effects on our business of a lowering of our credit rating or that of Mirant Americas Generation or Mirant Americas Energy Marketing (or actions taken by us or our affiliates in response to changing credit ratings criteria), including, increased collateral requirements to execute our business plan, demands for increased collateral by our current counterparties, curtailment of certain business operations in order to reduce the amount of required collateral, refusal by our current or potential counterparties or customers to enter into transactions with us and our inability to obtain credit or capital in amounts needed or on terms favorable to us; (13) the disposition of the pending litigation described in this annual report; (14) the direct or indirect effects of the "going concern" explanatory paragraph contained in our, or our subsidiaries' independent auditors' reports; and (15) other factors, including the risks discussed elsewhere in this annual report.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We expressly disclaim a duty to update any of the forward-looking statements.

Contents

2002 Annual Report

DEFINITIONS

As used in this report, "we", "us", "our", the "Company" and "Mirant" refer to Mirant Corporation and its subsidiaries, unless the context requires otherwise.

TERM	MEANING
Bewag	Bewag AG
Birchwood	Birchwood Power Partners, L.P.
Brazos	Brazos Electric Power Cooperative
Btu	British thermal unit
CAISO	California Independent System Operator
Capital Funding	Southern Company Capital Funding, Inc.
CEMIG	Companhia Energetica de Minas Gerais
DWR	California Department of Water Resources
EITF	Emerging Issues Task Force
FERC	Federal Energy Regulatory Commission
IRS	Internal Revenue Service
JPSCO	Jamaica Public Service Company Limited
MMBtu	Million British thermal unit
MW	Megawatts
MWh	Megawatt-hour
Mirant Americas Energy Marketing	Mirant Americas Energy Marketing, L.P.
Mirant Americas Generation	Mirant Americas Generation, LLC
Mirant Asia-Pacific	Mirant Asia-Pacific Ventures, Inc.
Mirant California	Mirant California, LLC
Mirant Mid-Atlantic	Mirant Mid-Atlantic, LLC
Mirant New England	Mirant New England, Inc.
Mirant New York	Mirant New York, Inc. and Mirant New York Investments, Inc., collectively
Mirant Texas	Mirant Texas Management, Inc. and Mirant Texas Investments, Inc., collectively
Mirant Wichita Falls	Mirant Wichita Falls, LP
Mirant Wisconsin	Mirant Wisconsin Investments, Inc.
Mirant Zeeland	Mirant Zeeland, LLC
NPC	National Power Corporation
PEPCO	Potomac Electric Power Company
Perryville	Perryville Energy Partners, LLC
PG&E	Pacific Gas and Electric Co.
PowerGen	The Power Generation Company of Trinidad and Tobago

TERM	MEANING
PUHCA	Public Utility Holding Company Act of 1935, as amended
PURPA	Public Utility Regulatory Policies Act of 1978, as amended
PX	California Power Exchange Corporation
RMR	Reliability-Must-Run
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards
SIPD	Shandong International Power Development Company Limited
Southern	Southern Company
TransCanada	TransCanada PipeLines Limited
WPD	Western Power Distribution Holdings Limited and WPD Investment Holdings, collectively

Market for Registrant's Common Equity and Related Stockholder Matters

Common Stock

Mirant's stock is listed on the New York Stock Exchange, which is the principal market in which the securities are traded. The following table indicates high and low sales prices for common stock of Mirant as reported on the New York Stock Exchange. As of April 23, 2003, Mirant had 154,541 holders of record. On April 2, 2001, Southern distributed its remaining 80% interest in Mirant to Southern's stockholders.

	High	Low
2001		
First Quarter	$36.00	$20.94
Second Quarter	$47.20	$27.70
Third Quarter	$39.59	$19.25
Fourth Quarter	$29.35	$13.16
2002		
First Quarter	$16.49	$ 7.50
Second Quarter	$14.67	$ 6.50
Third Quarter	$ 7.02	$ 1.90
Fourth Quarter	$ 3.50	$ 1.06

Redemption of Series B Preferred Stock

On March 5, 2001 Southern redeemed its outstanding share of our Series B preferred stock in exchange for transferring our subsidiaries, SE Finance Capital Corporation and Southern Company Capital Funding Inc., to Southern.

Dividends

We currently intend to retain any future earnings to fund our operations and meet our cash and liquidity needs. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Under our credit facilities, our ability to pay dividends is subject to restrictions.

In 2000, we paid a cash dividend to Southern in the amount of $503 million, funded by short-term borrowings and commercial paper borrowings. These dividends were authorized under an order issued by the SEC, which allowed us to pay dividends out of unearned surplus.

Holders of the preferred securities are entitled to receive cash distributions at an annual rate of 6¼% of the $50 liquidation preference per preferred security. Distributions are cumulative and began to accumulate on the date of original issuance of the preferred securities, which was October 2, 2000. Distributions are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year beginning January 1, 2001, unless we defer interest payments on the debentures. In 2001 and 2002, we paid cash distributions of approximately $22 million in each year. The distributions for these securities are recorded in minority interest on the consolidated statement of operations.

Selected Financial Data

The following table presents our selected consolidated financial information. The information set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes thereto. The selected statement of operations data and balance sheet data are derived from our consolidated financial statements. The financial information for the periods prior to our separation from Southern on April 2, 2001 does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during those periods.

The following selected financial information should also be read considering that from January 1, 1998 until August 10, 2000, the date of our acquisition of Vastar Resources Inc.'s ("Vastar") 40% interest in Mirant Americas Energy Marketing, we accounted for this joint venture under the equity method of accounting. Effective August 10, 2000, Mirant Americas Energy Marketing became a wholly owned consolidated subsidiary.

As further described in the "Management's Discussion Analysis of Financial Condition and Results of Operations", the Company restated its consolidated financial statements as of December 31, 2001 and 2000, and for the years then ended.

Selected Financial Data

	Years Ended December 31,				
	2002	Restated 2001	Restated 2000	1999	1998
	(In millions except per share data)				
Statement of Operations Data:					
Operating revenues	$ 6,436	$8,524	$3,951	$2,265	$1,819
Income (loss) from continuing operations	(2,352)	465	299	362	(12)
Income (loss) from discontinued operations	(86)	(56)	31	10	12
Net income (loss)	(2,438)	409	330	372	—
Earnings (loss) per diluted share:					
From continuing operations	$ (5.85)	$ 1.34	$ 1.03	$ 1.33	$(0.04)
From discontinued operations	(0.21)	(0.15)	0.11	0.04	0.04
Net income (loss)	$ (6.06)	$ 1.19	$ 1.14	$ 1.37	$ —

	As of December 31,				
	2002	Restated 2001	Restated 2000	Restated 1999	1998
Balance Sheet Data:					
Total assets	$19,415	$22,043	$24,136	$13,863	$12,054
Notes payable to Southern	—	—	—	—	926
Total long-term debt	8,822	8,435	5,596	4,948	3,919
Subsidiary obligated mandatorily redeemable preferred securities(1)	—	—	950	—	1,033
Company obligated mandatorily redeemable securities of a subsidiary holding solely parent company debentures	345	345	345	—	—
Stockholders' equity	2,955	5,258	4,019	3,010	2,642

(1) The $950 million of preferred securities were issued by special purpose financing subsidiaries owned by Capital Funding, our capital funding subsidiary. The proceeds were loaned to Southern in exchange for subordinated notes from Southern. Southern paid interest on the subordinated notes issued in favor of the financing subsidiaries, which payments were used to pay dividends on the preferred securities. Southern guaranteed payments due under the terms of the preferred securities. In connection with our separation from Southern, Capital Funding was transferred to Southern on March 5, 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's consolidated financial statements and the related notes, which are included elsewhere in this report. The accompanying consolidated financial statements of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed below under "Financial Condition — Liquidity and Capital Resources", the Company is currently in discussions with certain of its lenders regarding the extension of the maturities of a substantial portion of its indebtedness. If such restructuring efforts are not successful, the Company would likely be required to seek bankruptcy court or other protection from its creditors. The Company's consolidated financial statements do not reflect adjustments that might be required if the Company is unable to continue as a going concern. See also Note 1 to the Company's consolidated financial statements included elsewhere in this report.

Overview and Background

We are an international energy company that produces and sells electricity in the United States, the Philippines and the Caribbean. In addition, in North America we engage in trading activities to optimize the financial performance of our power generation business and for proprietary purposes. Most of our generating output in the Philippines is sold under long-term contracts. Our operations in the Caribbean include fully integrated electric utilities in Jamaica and the Bahamas and generation businesses in Curacao and in Trinidad and Tobago.

As of December 31, 2002, we owned or controlled through operating agreements more than 21,800 MW of electric generating capacity around the world and expect to complete construction of approximately 990 MW of generating capacity by December 2003. In North America, we also had rights to approximately 3.1 billion cubic feet per day of natural gas production, more than 2.1 billion cubic feet per day of natural gas transportation and almost 13.4 billion cubic feet of natural gas storage as of December 31, 2002.

Beginning in late 2001 and continuing through early 2003, there have been many changes in our business. This is a result of a number of factors, including uncertainty arising from the collapse of Enron Corporation and the financial difficulties of our competitors, regulatory and legal investigations of wholesale energy trading activities, and decreased power prices due to the construction of additional electric generating facilities in the United States. These conditions have adversely impacted our liquidity and earnings. Our earnings decreased by $2.85 billion in 2002 compared to 2001.

Following is a summary of significant factors affecting the Company in 2002:

- The combination of external factors discussed above and changes in our strategic focus have reduced our estimated future cash flows which adversely impacted the value of our assets. In 2002, the Company recognized goodwill impairment charges of $697 million; restructuring and long-lived asset impairment charges of $973 million; deferred income tax valuation adjustments of $1,088 million; provisions for income taxes that were previously unrecognized on accumulated foreign earnings of $468 million; and other impairment charges of $467 million.

- To reduce outstanding debt and in response to changes in the Company's strategic focus, the Company sold its European, Chinese and selected United States investments and operations resulting in gains of $370 million in 2002.

- In 2002, we began scaling back the scope of our commodity trading activities, primarily physical gas, to reduce the impact that commodity trading has on our liquidity and credit positions. We expect to continue to reduce our physical natural gas trading activities in 2003. The Company expects these reductions in its trading activities to result in lower net trading revenues in 2003 and beyond.

- Limited access to capital has caused us to draw down our credit facilities and maintain substantially higher cash balances throughout the year resulting in increased interest expense. In addition, we are seeking to restructure our debt by asking certain of our creditors to defer repayments of principal. If we are successful in restructuring our debt, we expect that the terms of such restructured debt will be less favorable than the terms of our current debt.

- Lower power prices and higher natural gas prices resulted in reduced "spark spreads" (the difference between the price at which electricity is sold and the cost of the fuel used to generate it) and resulting lower gross margins in 2002 compared to unusually high spark spreads in 2001 and 2000.

- In 2002, our reduced credit ratings have caused the Company to provide additional collateral to market participants to support the Company's trading operations, which has adversely affected our liquidity.

- In 2002, trading volumes decreased in forward markets for both power and gas. Trading volumes are expected to decline further as market participants continue to exit the trading business. We expect these trends to adversely affect our future net trading revenues.

- Results of operations for 2002 include revenue generated from fixed price contracts with higher margins than are currently available based on forward curves. Our inability to enter into contracts with similar margins is expected to adversely impact our future operating results.

- In 2002, the prices realized under our power sales agreement with the DWR, which expired in December 2002, were based on the market prices, which were in place at the time we entered into the agreement. These prices were approximately $150/MWh and under the new RMR condition 2 construct, we will receive lower revenue from our California properties in 2003.

- Our earnings include the non-cash effect of amortizing liabilities we recorded as part of our purchase of certain generating assets from PEPCO. At the time of the acquisition, we recorded a liability for out-of-market power sales agreements with PEPCO of approximately $1.735 billion, which is being amortized to income over the life of the agreements. This non-cash amortization added $423 million, $417 million and $12 million to revenues and operating income in 2002, 2001 and 2000, respectively. As of December 2002, the unamortized balance of this liability is $883 million, which will be amortized to revenue through January 2005. The liability is not adjusted for subsequent changes in market prices. As a result, we expect the amount of amortization recognized as revenue will differ from the amount required to satisfy the obligation based on market prices at the time the obligations are satisfied.

Restatement of Financial Statements

This report contains restated consolidated financial statements of the Company for the years ended December 31, 2001 and 2000. Prior to filing its second quarter 2002 Form 10-Q, the Company identified a number of accounting errors in its previously issued financial statements due to a material weakness in its accounting controls and organization. As a result, we completed a comprehensive analysis of our financial statements and accounting records and identified a number of additional errors. We also engaged our independent auditors to reaudit our financial statements.

The nature of the errors and the restatement adjustments that the Company has made to its financial statements for years ended December 31, 2001 and 2000 are set forth in Note 3 to our consolidated financial statements in this report.

The net impact of the adjustments include the following:

- Additional paid-in capital at December 31, 1999 has been adjusted by $6 million primarily to reflect a non-cash transfer of employee obligations by Mirant to Southern Company. Retained earnings at December 31, 1999 has been restated to reflect the prior period adjustment in the accompanying consolidated statements of shareholders' equity, and increased by $53 million, as a result of the restatement adjustments. This increase in the retained earnings balance is primarily due to $49 million of tax benefits relating to the devaluation of the Philippine Peso relative to the United States dollar that occurred in the Philippines from 1997 through 1999 but were not previously recognized in the consolidated financial statements.

- A $159 million reduction in net income in 2001; and

- A $29 million reduction in net income in 2000.

In addition, the Company has reclassified certain amounts in the 2001 and 2000 consolidated financial statements to reflect the adoption of new accounting standards. The reclassifications include the net presentation of revenues and expenses associated with energy trading activities required by Emerging Issues Task Force ("EITF") Issue No. 02-03, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities," and the presentation of the operations of Mirant Americas Production Company, MAP Fuels Limited, which owned AQC, in Queensland, Australia, and Mirant's State Line generating facility in Indiana and Neenah generating facility in Wisconsin as discontinued operations pursuant to Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

Interim Financial Information

The Company is in the process of restating its interim financial information for each of the quarterly periods in 2001 and 2002. Upon completion of the quarterly financial information, the Company expects to prepare and file amended Forms 10-Q for each of the quarterly periods in 2002.

Effects of Allocations from Southern Company in 2000

Our 2000 consolidated financial statements include allocations to us of certain assets and liabilities, including profit sharing, pension and non-qualified deferred compensation obligations; and corporate expenses, including engineering services, legal, accounting, human resources and insurance services, information technology services and other overhead costs. These amounts have been determined on bases that we and Southern considered to be reasonable reflections of the utilization of the services provided to us or the benefit received by us. The expense allocation methods include relative sales, investment, headcount, square footage, transaction processing costs, adjusted operating expenses and others. The financial information presented for 2000 may not be indicative of our consolidated financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for 2000.

Results of Operations

This discussion of our performance is organized by reportable operating segment, which is consistent with the way we manage our business.

North America

Our North America segment consists primarily of power generation and commodity trading operations managed as a combined business, including approximately 18,000 MW of generating capacity. The following table summarizes the operations of our North American segment for the years ended 2002, 2001 and 2000 (in millions):

	Year Ended December 31,		
		Restated	
	2002	2001	2000
Operating revenues:			
Generation	$5,051	$6,989	$2,570
Net trading revenues	339	563	365
Other	31	—	—
Total operating revenue	$5,421	$7,552	$2,935
Operating expenses:			
Cost of fuel, electricity and other products	$3,986	$5,347	$2,042
Selling, general and administrative	301	576	287
Maintenance	119	144	75
Depreciation and amortization	154	206	82
Impairment losses and restructuring charges	779	—	—
Gain on sales of assets, net	(5)	—	—
Other	353	322	120
Total operating expenses	5,687	6,595	2,606
Operating (loss) income	$ (266)	$ 958	$ 329

2002 versus 2001

Operating Revenues. Our operating revenues decreased by $2.1 billion in 2002 compared to 2001. The following factors were primarily responsible for the decrease in operating revenues:

- Our revenues from the generation of power decreased by $1.9 billion in 2002 compared to 2001. This decrease resulted primarily from lower revenues in the California market of approximately $2.1 billion. The average price dropped from approximately $173 per MWh to approximately $66 per MWh or 62% and our sales volumes dropped from approximately 15.9 million MWhs to approximately 12.2 million MWhs or 23%. This decrease was partially offset by approximately $250 million from sales of new generation capacity added in the United States in 2001 and 2002. As of December 31, 2002 we had a total generation capacity of approximately 18,000 MW in the United States, which included approximately 27% of base load units, 43% of intermediate units and 30% of peaking units.

- Our net trading revenues decreased by $224 million in 2002 compared to 2001. This decrease was due to a particularly favorable pricing environment in 2001, which allowed the Company to take advantage of rising gas prices in the early part of 2001 followed by a sharp decline in power prices in spring and early summer. We were not able to repeat this performance in 2002, which had less price volatility due to more normal weather and the effect of additional generation capacity which served to temper price volatility.

Operating Expenses. Our operating expenses decreased by $908 million in 2002 compared to 2001. The following factors were responsible for the changes in operating expenses:

- The cost of fuel, electricity and other products decreased by $1.4 billion in 2002 compared to 2001. This decrease resulted primarily from lower demand for our facilities and lower prices for purchased power and natural gas of approximately $1.3 billion in the California market. In the California market, the average unit price for purchased power decreased from approximately $199 per MWh in 2001 to approximately $42 per MWh in 2002 or 79% and the average unit price for natural gas decreased from approximately $7.50 per MMBtu in 2001 to approximately $3.10 per MMBtu in 2002 or 59%. In the California market our purchased power increased by approximately 28% and our natural gas purchases decreased by approximately 91% compared to 2001.

- Selling, general and administrative expense decreased by $275 million in 2002 compared to 2001 as a result of cost cutting efforts and restructuring our business. Incentive compensation expense was approximately $59 million lower in 2002 due to the lower financial performance compared to 2001. We reduced expenses related to business development, consulting and information systems by approximately $63 million to reflect lower expected growth related activities going forward and reduced travel and other miscellaneous expenses by approximately $20 million. The decrease also resulted from provisions for potential losses of approximately $112 million recorded in the first quarter of 2001 related to receivables due from both the PX and PG&E. These decreases were offset in part by higher audit and legal fees.

- Depreciation and amortization expense decreased by $52 million in 2002 compared to 2001. The decrease was primarily as a result of no longer amortizing goodwill upon our adoption of SFAS No. 142. In addition, we recorded approximately $12 million less depreciation expense related to certain assets that were fully depreciated by the end of 2001. These decreases were partially offset by additional depreciation of approximately $23 million from assets we acquired throughout 2001, and from the commencement of operations at new units completed in 2001 and 2002.

- The impairment losses and restructuring charges of $779 million recorded in 2002 included $248 million related to write-downs of work in progress and progress payments on equipment, $236 million related to costs to cancel equipment orders and service agreements, $25 million related to the severance of approximately 323 employees and other employee termination-related charges and $10 million related to costs incurred to suspend construction projects in progress. We also recorded impairment charges of $77 million related to our suspended Mint Farm construction project and $44 million associated with one power island that we originally intended to use as part of a development project in Korea. In addition, we recorded a write down of $91 million reflecting the fair market value of our remaining turbines held in storage.

2001 versus 2000

Operating Revenues. Our operating revenues increased by $4.6 billion in 2001 compared to 2000. The following are some of the factors that were responsible for the increase in operating revenues:

- Our revenues from the generation of power increased by $4.4 billion in 2001 compared to 2000. This increase resulted primarily from unusually high power prices in the first quarter of 2001 and increased market demand in the California market. Revenue from the California market contributed approximately $2.4 billion to the increase. Market prices in this region increased by approximately 61%. Power sales volumes in this region increased by approximately 181%. The revenue from the assets we acquired from PEPCO contributed approximately $1.6 billion to the increase in revenues. Other capacity additions in the United States also contributed to the increase in revenues. In addition, the 2000 amounts reflect provisions recorded for potential refunds related to revenues from our California operations.

- Our net trading revenues increased by $198 million in 2001 compared to 2000. This increase resulted primarily from the inclusion of 12 months of revenues in 2001, compared to 5 months in 2000, from Mirant Americas Energy Marketing which was consolidated in our financial statements beginning in August 2000. Prior to August of 2000 Mirant Americas Energy Marketing was accounted for as an equity method investment.

Operating Expenses. Our operating expenses increased by approximately $4.0 billion in 2001 compared to 2000. The following factors were responsible for the increase in operating expenses:

- The cost of fuel, electricity and other products increased by $3.3 billion in 2001 compared to 2000 primarily due to the combination of unusually high prices for natural gas in the first quarter of 2001 and increased market demand for natural gas and power in the California market. As noted above, power sales volumes in this region increased by approximately 181%. In the California market, the average price for purchased power and natural gas increased by approximately 20% and 12%, respectively which resulted in higher cost of fuel. Additionally, the costs from the net capacity additions in the United States contributed to higher cost of fuel, electricity and other products.

- Selling, general and administrative expense increased by $289 million in 2001 as compared to 2000. Our acquisition of the PEPCO assets in December 2000 contributed to the higher selling, general and administrative expense in 2001. The provisions of $112 million recorded related to receivables due from both the PX and PG&E, and provisions recorded of $68 million related to amounts due from Enron as a result of its bankruptcy in December 2001, also contributed to the increase in selling, general and administrative expense.
- Depreciation and amortization expense increased by $124 million in 2001 compared to 2000. This increase resulted primarily from depreciation expense related to the plants we acquired in Maryland and Virginia in December 2000, and the commencement of operations at our Wisconsin plant in May 2000, at our Michigan plant in June 2001 and at our Texas plant for the first and second phases in June 2000 and 2001, respectively.
- Maintenance expense increased by $69 million in 2001 as compared to 2000 partly as a result of approximately $36 million in additional expenses attributable to the plants acquired in the PEPCO acquisition, and the commencement of operations at our plants in Wisconsin, Michigan and Texas.
- Other operating expenses increased by $202 million in 2001 compared to 2000 primarily as a result of the inclusion of expenses related to the PEPCO assets acquired in December 2000.

International

Our International segment consists of power generating operations in Asia and Trinidad and Tobago and our integrated utilities in Jamaica and the Bahamas. For 2001 and 2000, it includes our operations in South America, and for 2000 it also includes our distribution operations in Europe. The following table summarizes the operations of our International businesses for the years ended 2002, 2001 and 2000 (in millions):

	Year Ended December 31,		
		Restated	
	2002	2001	2000
Operating revenues:			
Generation	$ 527	$495	$ 537
Integrated utility and distribution	485	475	477
Other	3	2	2
Total operating revenues	1,015	972	1,016
Operating expenses:			
Cost of fuel, electricity and other products	228	213	121
Selling, general and administrative	182	182	105
Maintenance	33	39	68
Depreciation and amortization	117	157	213
Impairment losses and restructuring charges	863	82	—
Gain on sales of assets, net	(36)	(2)	—
Other	108	88	83
Total operating expenses	1,495	759	590
Operating (loss) income	$ (480)	$212	$ 426

2002 versus 2001

Operating Revenues. Our operating revenues increased by $43 million in 2002 compared to 2001. The following factors were primarily responsible for the increase in operating revenues:

- Our revenues from the generation of power increased by $32 million in 2002 compared to 2001 due to approximately $21 million of additional revenue from our Philippine operations, primarily resulting from increased sales volumes of excess capacity to new customers.

- Our distribution and integrated utility revenues increased by $10 million in 2002 compared to 2001. This increase was due to the recognition of approximately $114 million of additional revenue from 12 months of operations in 2002 compared to nine months in 2001 related to our Jamaican operation, which was acquired in March 2001. This was offset by the reduction of approximately $95 million in revenue as a result of the sale of our Chilean operations in December 2001.

Operating Expenses. Our operating expenses increased by $736 million in 2002 compared to 2001. The following factors were responsible for the changes in operating expenses:

- Depreciation and amortization expense decreased by $40 million in 2002 compared to 2001 primarily as a result of no longer amortizing goodwill. Goodwill amortization was $31 million in 2001. In addition, we recorded approximately $4 million less depreciation related to certain assets that were fully depreciated by the end of 2001 or disposed of during 2002. These decreases were partially offset by additional depreciation of approximately $2 million from units we acquired or from commencement of operations from new units completed during 2001.

- Impairment losses and restructuring charges increased by $781 million in 2002 compared to 2001. The increase is primarily due to goodwill impairment charges of approximately $697 million related to our Asia operations and impairment charges of approximately $101 million related to our development projects in Norway and Korea. Additionally, we recorded restructuring charges of $65 million, which included $51 million related to costs to cancel equipment orders and service agreements and $14 million related to the severance of approximately 200 employees and other employee termination-related charges. In 2001, we recorded an impairment of $82 million relating to our investment in our Chilean subsidiary, Empresa Electrica del Norte Grande S.A. ("EDELNOR").

- Gain on sale of assets in 2002 included a $30 million gain on the sale of our investments in Australia and a $6 million gain on the sale of our investments in Korea and the UK.

- Other expenses increased by $20 million in 2002 compared to 2001 which was primarily attributable to a $14 million reclassification of operation and maintenance integration costs in Asia from selling, general and administrative expenses, and increased costs from owning JPSCo for a full year versus nine months during 2001.

2001 versus 2000

Operating Revenues. Our operating revenues decreased by $44 million in 2001 compared to 2000. This decrease was primarily attributable to the deconsolidation of WPD effective December 2000 offset by additional revenue from nine months of operations in 2001 related to our Jamaican investment, which was acquired in March 2001.

Operating Expenses. Our operating expenses increased by $169 million in 2001 compared to 2000. The following factors were responsible for the increase in operating expenses:

- The increase in cost of fuel, electricity and other products and selling, general and administrative expense was attributable to the inclusion of additional expenses related to our Jamaican investment, which was acquired in March 2001. Selling, general and administrative expense was higher as a result of lower bad debt expense in 2000 related to the Shajiao C venture.

- Maintenance expense decreased by $29 million in 2001 compared to 2000. This decrease was primarily due to the deconsolidation of WPD effective December 2000, offset somewhat by the additional expenses from JPSCo after our acquisition of an 80% interest in JPSCo in March 2001.

- Impairment loss was $82 million in 2001, which was attributable to the $82 million impairment of our investment in our Chilean subsidiary, EDELNOR.

Corporate & Other

The following table summarizes our corporate expenses and other income and expenses for the years ended 2002, 2001 and 2000 (in millions):

	Year Ended December 31,		
		Restated	
	2002	2001	2000
Operating expenses:			
Selling, general and administrative	$ 98	$ 119	$ 73
Depreciation and amortization	17	9	5
Impairment losses and restructuring charges	28	—	—
Other operating expenses	19	16	4
Operating loss	162	144	82
Other (expense) income, net:			
Interest income	38	118	176
Interest expense	(495)	(614)	(606)
Gain on sales of investments, net	329	—	19
Equity in income of affiliates	168	217	253
Impairment loss on minority owned affiliates	(467)	(3)	(18)
Receivables recovery	29	10	—
Other, net	(19)	30	48
Total other expense, net	(417)	(242)	(128)
Provision for income taxes	949	256	158
Minority Interest	78	63	88
Income (loss) from Discontinued Operations	(86)	(56)	31

2002 versus 2001

Selling, general and administrative expense decreased by $21 million for 2002 compared to 2001 as a result of lower compensation expense.

Impairment losses and restructuring charges of $28 million in 2002 related to the severance of 133 employees and other employee termination-related charges.

Interest income declined $80 million in 2002 due to lower interest rates in 2002 compared to 2001.

Interest expense declined $119 million in 2002 due to a reduction in debt stemming from dispositions made in 2002. In 2002 we sold assets that reduced debt by $847 million, decreasing interest by approximately $79 million. Capitalized interest increased by $21 million due to construction projects, partially offset by higher interest rates stemming from a refinancing in Asia.

Gain on sales of investments of $329 million primarily related to our gain on sales of Bewag of $249 million and Shajiao C of $91 million. See Note 7 to the accompanying consolidated financial statements for additional discussion.

Equity in income of affiliates declined $49 million in 2002 compared to 2001 primarily as the result of the sale of Bewag and WPD.

Impairment loss on minority owned affiliates is discussed in detail in Note 7 to the accompanying consolidated financial statements.

Provision for income taxes increased $693 million primarily due to providing a valuation allowance of $1,088 million for the company's net deferred tax assets in the United States. In addition, we provided deferred taxes of $468 million on the unremitted earnings of our foreign subsidiaries as a result of changes in our plans for reinvestment of those earnings.

2001 versus 2000

Selling, general and administrative expense and other operating expenses increased by $46 million and $12 million, respectively, compared to 2001. The increase in selling, general and administrative expenses reflects an increase of approximately $43 million in compensation and benefits expenses related to Stock Appreciation Rights and Performance Restricted Stock Units. In addition, legal and consulting were approximately $18 million higher in 2001. The 2000 amount includes costs related to transitioning to a publicly traded company.

Equity in income of affiliates decreased by $36 million in 2001 as compared to 2000. 2000 amounts included 12 months of equity in earnings from Mirant Americas Energy Marketing prior to its consolidation upon our acquisition of the remaining 40% minority interest in August 2000.

Financial Condition

Liquidity and Capital Resources

We have incurred substantial indebtedness on a consolidated basis to finance our business. As of December 31, 2002, our total consolidated indebtedness was $8.9 billion (approximately $4.4 billion of which was recourse to Mirant Corporation). Although we scaled back our capital expenditure programs and sold a number of investments and businesses in 2002, we do not expect that our cash flows from operations will cover all of our capital expenditures, interest payments and debts as they become due and payable pursuant to their scheduled maturities.

We are working on a restructuring plan pursuant to which we will ask certain of our creditors to defer repayments of principal. Those creditors include holders of approximately $4.5 billion of bank facilities (including our turbine facility and prepaid gas transaction) and capital markets debt of Mirant Corporation and approximately $800 million of bank and capital markets debt of Mirant Americas Generation. The purpose of the restructuring is to enable the Company to repay in full all of its obligations with interest, including unsecured long term indebtedness that is not so extended. To reassure creditors who will be asked to extend maturities, all of whom are currently unsecured, the Company intends to offer security interests in substantially all of its and its subsidiaries' unencumbered assets as well as terms more favorable to the creditors. The Company has been working with its financial advisor to develop a financial restructuring plan. If this restructuring plan is accepted by creditors and creditors are ultimately paid in full, the Company believes that there will be value available for existing shareholders. We note that there can be no assurances either with respect to the accomplishment of the contemplated financial restructuring or with respect to the values that may ultimately be available for creditors or stockholders.

The restructuring of the debt of the Company is part of a broader effort to refocus the Company and restructure the business of the Company. Our restructuring activities thus far include:

- The sale of our investments in the United Kingdom (WPD), Germany (Bewag), China (Shajiao C and SIPD) and others. The proceeds from the sale of Bewag and Shajiao C and others were used to reduce debt by $847 million. The net gains from the sale of our investments decreased our 2002 net loss by $370 million, however, future earnings will be adversely impacted by the loss of the related income from these investments.

- The cancellation or sale of 70 turbines and power islands in order to reduce future cash expenditures. These actions increased our 2002 net loss by $549 million, but will reduce future cash expenditures by approximately $1.9 billion between 2003 and 2005. As of April 22, 2003, approximately $160 million in additional cash will be required to cancel the turbines.

- The reduction of our workforce by approximately 655. This action resulted in a $51 million severance charge, but will result in approximately $78 million of annual payroll savings. We expect to continue to reduce our workforce as we exit additional activities.

- The purchase of $83 million of TIERS Fixed Rate Trust Certificates for approximately $51 million. TIERS Certificates represent beneficial interests in approximately $400 million aggregate principal amount of our 2.5% Convertible Senior Debentures, which are held as the underlying trust assets of a trust established on June 18, 2001 by Structured Products Corp., an indirect wholly-owned subsidiary and affiliate of Salomon Smith Barney Inc. We have no relationship with Structured Products Corp. The TIERS Certificates mature on June 15, 2004. Pursuant to the terms of the Call Right Agreement, Citibank was granted the right to purchase the underlying trust assets from the trustee at any time up to and including the maturity date. If Citibank does not exercise its purchase right at least two business days prior to June 15, 2004, the trustee is obligated to tender the underlying trust assets to Mirant and Mirant is obligated to purchase all of the underlying trust assets tendered in accordance with the terms of the indenture governing the 2.5% Convertible Senior Debentures. This purchase obligation may be settled in cash or, subject to meeting certain conditions, common stock. We purchased the TIERS Certificates pursuant to an authorization by our board of directors to repurchase up to $500 million of the Company's debt securities as liquidity permits.

- We are currently pursuing various arrangements with multiple third parties to sell certain of our Canadian assets, to monetize commodity contracts related to our Canadian business and to restructure our Canadian business operated by Mirant Canada Energy Marketing, Ltd. and Mirant Canada Gas Marketing, Ltd. in order to reduce the overall collateral requirements of the Canadian business while maintaining, on a reduced scale with a reduced scope, a business presence in Canada.

If we are successful in our restructuring efforts, we expect to meet our liquidity needs going forward through a combination of cash from operations, revolving credit facilities, use of our existing cash balances and asset sales. In addition, the anticipated contractions in the level of our trading and marketing activities are expected to reduce the need for collateral provided by letters of credit and cash deposits. If we are not successful in our restructuring efforts, we would likely be required to seek bankruptcy court or other protection from our creditors.

Cash Flows

Operating cash flow increased by $440 million in 2002 compared to 2001 due to favorable changes in working capital in 2002. In 2002 working capital changes provided $308 million in cash compared to a $535 million use of cash in 2001. The main cause for the swing stems from the completed sale of our State Line generating facility and Mirant Americas Production Company.

Cash provided by investing activities was $874 million in 2002 primarily which included cash generated from asset sales of $2,282 million. This compares to $2,866 million of cash used in 2001 related to growth activities such as acquisitions and capital expenditures. The change between years is characteristic of the repositioning activities that Mirant has engaged in for most of 2002.

We used $548 million of cash in 2002 to reduce debt consistent with the asset sale activities discussed above. In 2001 financing activities provided cash to fund acquisition and growth activities. Similar to investing cash flows, financing cash flows have changed between years consistent with the repositioning activities in 2002.

The Company has restated its 2001 consolidated statement of cash flows to reduce operating cash flows and increase financing cash flows by $217 million to reclassify the proceeds received under a natural gas prepay transaction. See Note 3 to our consolidated financial statements for additional information.

The cash flows set forth above are presented on a consolidated basis. However, our operations are conducted primarily by our subsidiaries, and our cash flow is dependent upon cash dividends and distributions and other transfers from our subsidiaries. A significant number of our subsidiaries, including Mirant Americas Generation and its subsidiary Mirant Mid-Atlantic, have substantial indebtedness or lease obligations. These subsidiaries are restricted under the terms of their indebtedness or lease obligations in their ability to pay dividends or make distributions. These limitations generally require that debt service payments or lease obligations be current, debt service coverage and leverage ratios be met and that there be no default or event of default existing under the respective facilities. In the event that such subsidiaries, including Mirant Americas Generation and Mirant Mid-Atlantic, were unable to make dividends and distributions to Mirant Corporation for a prolonged period, it could have a material adverse affect on our liquidity. We note that Mirant Mid-Atlantic is currently restricted from making dividends and, based on projected ratio calculations, is expected to remain restricted until at least the date on which financial statements for the fiscal quarter ended September 30, 2003 are delivered.

Total Cash and Available Credit

We believe that total cash and available credit is an important indication of our ability to meet our obligations. The following table sets forth total cash and available credit of Mirant Corporation and its subsidiaries as of April 25, 2003 and December 31, 2002 and 2001, respectively (in millions):

	April 25, 2003	December 31, 2002	December 31, 2001
Cash:			
Mirant Corporation	$ 492	$ 862	$ 406
Mirant Americas Generation(1)	70	212	—
Mirant Mid-Atlantic(1)	175	70	—
Other subsidiaries	659*	812	640
Total cash(2)	1,396	1,956	1,046
Available under credit facilities:			
Mirant Corporation	6	51	867
Mirant Americas Generation	—	—	227
Mirant Canada Energy Marketing	—	—	18
Total cash and available credit(2)	$1,402	$2,007	$2,158

* estimated

(1) The ability of Mirant Americas Generation and Mirant Mid-Atlantic to distribute cash to Mirant is subject to various covenants under their debt and lease agreements. We note that Mirant Mid-Atlantic is currently restricted from making dividends and, based on projected ratio calculations, is expected to remain restricted until at least the date on which financial statements for the fiscal quarter ended September 30, 2003 are delivered.

(2) The amount includes an estimated $447 million as of April 25, 2003, $619 million as of December 31, 2002 and $514 million as of December 31, 2001 at various subsidiaries that either is required for operating, working capital or other purposes at each respective subsidiary, or the distribution of which is restricted by the subsidiaries' debt agreements and therefore is not available for immediate payment to Mirant Corporation. As of April 25, 2003, we estimate that approximately $159 million of the $447 million is not legally restricted from being used by Mirant Corporation. Total cash is equal to

cash and cash equivalents as of such dates plus funds on deposit and cash included in assets held for sale as follows (in millions):

	December 31, 2002	December 31, 2001
Cash and cash equivalents	$1,708	$ 793
Funds on deposit	180	180
Cash included in assets held for sale on balance sheet	13	12
Funds on deposit non-current	55	61
Total cash	$1,956	$1,046

Major uses of cash since December 31, 2002 that have resulted in the decline in cash and availability under our credit facilities include:

- approximately $160 million in capital expenditures, primarily related to completing the construction of four of our power plant facilities and ongoing environmental and maintenance expenses;
- $125 million related to turbine cancellation payments;
- $269 million related to increased collateral and other operating requirements;
- $51 million related to the purchase of TIERs; and
- a $73 million reduction in committed availability under our credit arrangements.

Since December 31, 2002 we have received $233 million in proceeds from asset sales.

The schedule below summarizes our bank credit facilities as of April 25, 2003 (in millions).

Company	Maturing	Facility Amount	Utilized Amount Excluding Letters of Credit	Letters of Credit Outstanding	Amount Available	Facility/ Commitment Fees
Mirant Corporation one-year term loan	July 2003	$1,125	$1,125	$ —	$—	0.300%
Mirant Corporation Credit Facility C	April 2004	446	401	45	—	0.325%
Mirant Corporation Four-Year Credit Facility	July 2005	1,056	25	1,025	6	0.350%
Mirant Americas Generation Facilities B and C	October 2004	300	300	—	—	0.250%
Total		$2,927	$1,851	$1,070	$ 6	

Our financing arrangements subject us to certain covenants which restrict our activities and, under certain facilities, require us to maintain certain financial ratios. As a result of write-downs to reflect the impairment of goodwill, valuation allowances provided for net deferred tax assets, and deferred tax liabilities provided with respect to investments in non-United States subsidiaries, we anticipated that we would not be in compliance with the recourse debt to recourse capital financial covenant under our bank facilities (including the Mirant Americas Development Capital, LLC turbine facility) upon delivery of our financial statements for the year ended December 31, 2002. Therefore, we sought, and received, a waiver from the required lenders under such bank facilities for any potential breaches with respect to non-compliance with the recourse debt to recourse capital financial covenant, any potential breaches that could arise relating to our historical financial reporting requirements or representations or the inclusion in its independent auditors' report on the Company's annual financial statements of an explanatory paragraph stating that the Company has not presented the selected quarterly financial data specified by Item 302(a) of Regulation S-K, that the Securities and Exchange Commission requires as supplementary information to the basic financial statements. The lenders under such bank facilities have agreed to such waiver through May 29, 2003, subject to certain terms and conditions, including limiting future use of the bank facilities to issuances of letters of credit and limiting capital expenditures and other material payments.[1] Upon expiration or termination of the waiver, the lenders under the respective bank facilities would be able to restrict the issuance of additional letters of credit and/or declare an event of default and, after the applicable cure or grace period, accelerate the indebtedness under such bank facilities. An acceleration of indebtedness under the Mirant Corporation bank facilities would cross accelerate approximately $910 million of Mirant capital markets and other indebtedness. The terms of the waiver provide for an additional extension, to July 14, 2003, with the prior written consent of lenders representing a majority of the committed amount under each of the facilities. However, the Company can provide no assurances either with respect to whether the waiver will be extended beyond May 29, 2003 or whether the lenders under each of the Mirant bank facilities will accelerate the loans after the expiration or termination of the waiver.

The Company has restated its 2000 and 2001 consolidated financial statements to reflect the impact of discontinued operations and to correct certain errors made in these periods. Upon delivery of the restated audited financial statements for the fiscal years ended December 31, 2000 and December 31, 2001, and the audited financial statements for the fiscal year ended December 31, 2002, and giving effect to the waiver received from the lenders under our bank facilities, we do not believe that any events of default exist under our bank facilities or capital markets debt, either with respect to historical financial statements or otherwise. However, we note that, under their respective bank facilities, our subsidiaries West Georgia Generating Company, LLC and Mirant Canada Gas Marketing, Ltd. are required to deliver audited financial statements of Mirant Corporation (with respect to West Georgia Generating Company) and Mirant Americas Energy Marketing (with respect to both) within 120 days of fiscal year end, which financial statements are to be accompanied by a certification of independent public accountants that, in the case of West Georgia Generating Company, is not qualified or limited because of a restricted or limited examination. Although West Georgia Generating Company and Mirant Canada Gas Marketing will not be able to provide such financial statements within the 120 day period, we expect that they will be able to provide the required financial statements within the applicable grace periods under the respective facilities. Further, we have provided notice to the trustees with respect to a series of convertible debt and our convertible trust preferred securities, that we did not file with the trustees within 15 days after required to be filed with the SEC, a copy of our annual report on Form 10-K. We expect to file the Form 10-K with the trustees within the respective grace periods provided for under the convertible debt and convertible trust preferred securities. Finally, we expect to provide the lenders and debt holders restated interim financial information that are consistent with the restated audited annual financial statements for the respective historical periods in a timely manner.

We note that we expect to meet our liquidity needs while we work on restructuring our debt with cash from operations, issuances of letters of credit under our existing revolving credit facilities, existing cash balances and proceeds of asset sales. However, in the event of a default under our respective bank facilities (including, with respect to Mirant, upon expiration or termination of the waiver under the Mirant bank facilities), the lenders under our existing revolving bank facilities could elect to restrict the issuance of additional letters of credit. In addition, upon a default under our credit facilities or capital markets debt and the expiration of the applicable cure or grace periods, the respective lenders and debt holders would have the right to accelerate the obligations under their respective facilities. Any such acceleration would trigger cross-acceleration of the otherwise non-defaulted indebtedness. In the event our lenders or debt holders elect to accelerate our indebtedness, or materially impact our liquidity by refusing to issue letters of credit or otherwise, the Company would likely be required to seek bankruptcy court or other protection.

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[1] Pursuant to the requirements of Item 601 (a) (4) of Regulation S-K, we will file a copy of the waiver with the SEC with our Form 10-Q for the quarter ending June 30, 2003.

Credit ratings impact our ability to obtain financing and the cost of such financing, as well as, the amount of collateral needed to execute our commercial activities. The majority of our debt is rated by the leading credit rating agencies, Standard & Poor's ("S&P"), Fitch, Inc. ("Fitch") and Moody's Investors Service ("Moody's"). As of April 18, 2003, all of the Company's debt was rated by these agencies as below investment grade. As a result of downgrades of our credit ratings in 2002, the interest rate on our corporate bank facilities has increased by 1.05%.

Debt Obligations, Off-Balance Sheet Arrangements and Contractual Obligations

The Company's debt obligations, off-balance sheet arrangements and contractual obligations, as discussed in Notes 10, 16 and 17 to our consolidated financial statements, as of December 31, 2002 are as follows (in millions):

	Debt Obligations, Off-Balance Sheet Arrangements and Contractual Obligations by Year						
	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt(1)	$ 8,822	$1,731	$2,189	$ 236	$ 900	$517	$3,249
Operating leases(2)	3,183	189	158	152	140	145	2,399
Long-term service agreements(3)	791	40	32	44	50	53	572
Fuel/transportation commitments(4)	3,125	1,277	901	574	228	130	15
Turbine purchases	18	18	—	—	—	—	—
Construction related commitments (Note 16)	483	186	5	153	113	25	1
Power purchase agreements(5)	1,467	213	212	212	52	52	726
Total contractual obligations	$17,889	$3,654	$3,497	$1,371	$1,483	$922	$6,962

(1) These amounts include interest for certain capital lease obligations.

(2) The majority of these leases relate to Mirant Mid-Atlantic's Morgantown and Dickerson facilities.

(3) These represent our total estimated commitments under our long-term service agreements associated with turbines installed or in storage.

(4) The majority of the fuel commitments are related to our contract with BP p.l.c. ("BP"), in which BP is obligated to deliver and we are obligated to purchase at current spot prices fixed quantities of natural gas at identified delivery points.

(5) The amounts represent the estimated commitments under the power purchase agreements that Mirant assumed in the asset purchase and sale agreement for the PEPCO generating assets. The estimated commitment is based on the total remaining MW commitment at contractual prices.

Commodity Trading Activities

We provide risk management services through commodity trading to our customers in North America. These services are provided through a variety of exchange-traded and over-the-counter ("OTC") energy and energy-related contracts, such as forward contracts, futures contracts, option contracts and financial swap agreements. These contractual commitments are reflected at fair value and are presented as "price risk management assets and liabilities" in the accompanying consolidated balance sheets. The net changes in their market values are recognized in income in the period of change.

The determination of fair value considers various factors, including closing exchange or over-the-counter market price quotations, time value, credit quality, liquidity and volatility factors underlying options and contractual commitments. Certain financial instruments that Mirant uses to manage risk exposure to energy prices for its North American generation portfolio do not qualify for hedge accounting treatment, typically because they do not meet strict hedge effectiveness criteria and/or hedge documentation criteria. Therefore, the fair values of these instruments are included in "price risk management assets and liabilities" in the accompanying consolidated balance sheets.

The volumetric weighted average maturity, or weighted average tenor of the North American portfolio, at December 31, 2002 was 2.5 years. The net notional amount, or net long (short) position, of the price risk management assets and liabilities at December 31, 2002 was approximately (3) million equivalent megawatt-hours.

The following table provides a summary of the factors impacting the change in net fair value of the price risk management asset and liability accounts in 2002 (in millions).

Net fair value of portfolio at December 31, 2001	$(1,036)
Gains (losses) recognized in the period, net	497
Contracts settled during the period, net	(74)
Net fair value of portfolio at December 31, 2002	$ (613)

The fair values and average values of our price risk management assets and liabilities, net of credit reserves, as of December 31, 2002 are included in the following table (in millions). The average values are based on an annual average for 2002.

	Price Risk Management Assets		Price Risk Management Liabilities		Net Price Risk Management Assets/ (Liabilities)
	Average Value	Value at December 31, 2002	Average Value	Value at December 31, 2002	Net Value at December 31, 2002
Electricity	$ 636	$ 399	$1,360	$1,225	$(826)
Natural gas	1,160	1,642	1,195	1,429	213
Crude oil	9	20	24	56	(36)
Other	69	57	120	21	36
Total	$1,874	$2,118	$2,699	$2,731	$(613)

The following table represents the net price risk management assets and liabilities by tenor, complexity and liquidity, excluding derivative financial instruments that were previously designated as cash flow hedges in accordance with SFAS No. 133 and certain power purchase agreements that have been determined to be derivatives under SFAS No. 133 and therefore subject to fair value accounting. As of December 31, 2002, approximately 86% of the net value was calculated using low complexity models with high price discovery. These include forwards, swaps and options at actively traded locations. Also, as of December 31, 2002, approximately 66% of the net value was expected to be realized by the end of 2003. Examples of medium and high complexity models include natural gas storage and transportation renewal options, respectively.

	Fair Value of Price Risk Management Assets and Liabilities as of December 31, 2002									
	Low Complexity Models Price Discovery			Medium Complexity Models Price Discovery			High Complexity Models Price Discovery			
	High	Medium	Low	High	Medium	Low	High	Medium	Low	Total
					(In millions)					
2003	$100	$24	$ 6	$ 4	$ 1	$—	$—	$—	$—	$ 135
2004	24	2	—	1	—	—	—	—	—	27
2005	18	(7)	(5)	1	—	—	—	—	—	7
2006	35	(4)	(5)	—	1	—	—	—	—	27
2007	(1)	5	(2)	—	—	1	—	—	—	3
Thereafter	—	13	(13)	—	—	5	—	—	1	6
Net assets	$176	$33	$(19)	$ 6	$ 2	$ 6	$—	$—	$ 1	$ 205

Model Complexity:

- Low — Transactions involving exchange, or exchange look-a-like products with no operational or other constraints.
- Medium — Transactions involving some operational constraints, but where these constraints are not the primary drivers of value/risk.
- High — Transactions involving much more complex operational and/or contractual constraints, incorporating factors such as temperature, and where these items can be the primary drivers of value/risk.

Level of Price Discovery:

- High — Large, liquid markets within the next 3 years, with multiple daily third party and/or exchange settled price quotes available.
- Medium — Less liquid markets with periodic external price quotes available, or price levels which are validated, on a daily basis, indirectly as temporal and/or locational spreads off of "High" price discovery data.
- Low — Illiquid markets with little or no external price quotes, or where the underlying transactions constitute a large portion of the totality of the transactions in the market.

The process of model development, independent testing and verification of model robustness, system implementation and security, and version control are all covered by the oversight activities of our Model Oversight Committee. Documentation covering this process, including independent testing of model results by the Risk Control organization, is maintained for oversight purposes.

See "Market Risk" for further information.

Critical Accounting Policies and Estimates

The accounting policies described below are considered critical in obtaining an understanding of Mirant's consolidated financial statements because their application requires significant estimates and judgments by management in preparing these consolidated financial statements. Management's estimates and judgments are inherently uncertain and may differ significantly from actual results achieved. Management believes that the following critical accounting policies and the underlying estimates and judgments involve a higher degree of complexity than others do. In addition, the estimates and assumptions used in applying these critical accounting policies to our financial statements and other estimates about future operating results affect the calculation of the financial ratios and measures used to determine the Company's compliance with its debt covenants. Significant changes in these estimates and assumptions could impact calculations under our debt covenants. A more complete discussion regarding debt compliance and the Company's plans regarding future debt restructuring activities is discussed in "Financial Condition — Liquidity and Capital Resources."

Accounting for Commodity Trading Activities:

Our commodity trading activities include new origination transactions and risk management activities using contracts for energy, other energy related commodities and related derivative contracts. We use the mark-to-market method of accounting for our commodity trading activities. Under the mark-to-market method of accounting, we record the fair value of commodity and derivative contracts as price risk management assets and liabilities at the inception of the contract with changes in fair value being recorded on a net basis in revenues. Certain commodity trading transactions are entered into under master netting agreements that provide us with legal right of offset in the event of default by the counterparty and are therefore reported net in our consolidated balance sheets. Prior to the issuance of EITF 02-03, "Issues Related to Accounting for Contracts involved in Energy Trading and Risk Management Activities" the Company followed the guidance in EITF 98-10. Under 98-10, all energy trading contracts were accounted for at fair value. The consensus reached in EITF 02-03 rescinded EITF Issue 98-10 and required that all energy trading contracts that do not qualify as derivatives under SFAS No. 133 such as transportation contracts, storage contracts, and tolling agreements, should no longer be accounted for at fair value but rather on an accrual basis. This consensus was effective for all new contracts executed after October 25, 2002, and will require a cumulative effect adjustment to income after tax on January 1, 2003 for all contracts executed prior to October 25, 2002 which do not qualify as derivatives under SFAS No. 133. Our energy contracts that qualify as derivatives will continue to be accounted for at fair value under SFAS No. 133.

We enter into a variety of contractual agreements, such as forward purchase and sale agreements, and futures, swaps and option contracts. Futures and option contracts are traded on a national exchange and swaps and forward contracts are traded in over-the-counter financial markets. These contractual agreements have varying terms and durations, or tenors, which range from a few days to a number of years, depending on the instrument.

The fair value of these contracts are primarily determined using quoted market prices, or if no active trading market exists, quantitative pricing models. We estimate the fair value of derivative contracts using our pricing models based on contracts with similar terms and risks. Our modeling techniques assume market correlation and volatility such as using the prices of one delivery point to calculate the price of the contract's delivery point in the model. The nominal value of the transaction is also discounted using a London InterBank Offered Rate ("LIBOR") based forward interest rate curve. In addition, the fair value of our derivative contracts includes credit reserves reflecting the risk that the counterparties to these contracts may default on their obligations. The degree of complexity of our pricing models increases for longer duration contracts, contracts with multiple pricing features and off hub delivery points. The amounts recorded as revenue change as these estimates are revised to reflect actual results and changes in market conditions or other factors, many of which are beyond our control.

As of December 31, 2002, approximately $12 million of the net fair value of our price risk management assets and liabilities, excluding derivative financial instruments previously designated as cash flow hedges was calculated using models with low price discovery. Low price discovery includes illiquid markets with little or no external price quotes, or where the underlying transactions constitute a large portion of the totality of the transactions in the market. These circumstances require management to make assumptions about forward commodity prices and volatility which could vary from actual future results. As a result of the limited amount of transactions and values that are derived using these quantitative models, our reported financial results should not be materially effected by these estimates. However, in the future, we could enter into additional contracts that are accounted for at fair value which may be difficult to measure. The Model Risk Oversight Committee maintains responsibility to review the model assumptions and design to ensure that the valuation methodologies are consistent and appropriate.

Income Tax Valuation Allowance

SFAS No. 109, "Accounting for Income Taxes" requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In making this determination, management considers all available positive and negative evidence affecting specific deferred tax assets, including the Company's past and anticipated future performance, the reversal of deferred tax liabilities, and the availability of tax planning strategies.

Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of a company's deferred tax assets when significant negative evidence exists. Cumulative losses are the most compelling form of negative evidence considered by management in this determination. In 2002, the Company recognized a valuation allowance of $1,088 million primarily related to its United States net deferred tax assets.

Long-Lived Assets

We evaluate our long-lived assets (property, plant and equipment) and definite-lived intangibles for impairment whenever indicators of impairment exist or when we commit to sell the asset. The accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset's carrying value over its fair value, which generally represents the discounted future cash flows from that asset or in the case of assets we expect to sell, at fair value less costs to sell. In 2002, we recorded several impairment charges totaling $373 million as shown in the table below (in millions).

Description	Impairment Charge
Turbines and related project costs	$ 151
Mint Farm project costs	77
Power islands	134
Yulchon project cost	11
Total	$ 373

Turbines and Related Project Costs: In March 2002 and December 2002, the Company recognized impairment charges of approximately $151 million related to the construction work in progress costs of turbines to be terminated and certain turbines that it intends to place in storage and the related project costs. As of December 31, 2002, the remaining estimated fair value of these projects was approximately $3 million, and is included in property, plant and equipment, net in the consolidated balance sheets.

Impairment charges for turbines are based on comparing our book value to the expected amounts that would be recoverable from a sale. The estimated sale values are determined by using quoted prices. The market for turbines is not liquid and there is no way of knowing for certain the net realizable value until proceeds are received or otherwise realized.

Substantially all construction has been suspended on four projects that resulted in impairment charges of $77 million related to the Mint Farm project only. These impairment charges were based on comparing the estimated discounted cash flows, including costs of delaying construction, incurring suspension costs and later continuing development against the fair value of the discounted cash flows from the planned operations of the power plants. The estimated cash flows from the plants are based on our estimate of forward electricity and natural gas prices that have varying degrees of transparency. The forward market prices for natural gas are generally available for 36 months to 48 months. Forward market prices for electricity are generally available for 24 months to 36 months. For forward prices beyond these periods, we construct a model based on third party data and our market expectations. This data assumes demand and supply changes impacting the power generation market that are difficult to accurately predict. We discounted expected cash flows using an 8.5% rate, which was determined to be an appropriate rate reflective of project risk. The impairment charges for these three projects would change by $20 million for every 100 basis point change in the discount rate.

Power Islands: In the third quarter of 2002, the Company assessed the recoverability of certain costs associated with two engineered equipment packages (commonly referred to as "power islands") related to its proposed development projects in Europe and Korea. Based on management's estimate of recoverability of the costs of these power islands, an impairment loss of $134 million was recognized in 2002. The Company also recorded an impairment loss of $11 million for the related Yulchon Project site in Korea.

Other Long-Lived Assets: We reviewed the estimated undiscounted future cash flows of our other North American, Caribbean, and Asian long-lived assets and concluded that the estimated cash flows attributable to each of the assets exceeded their carrying value. Consequently, we did not record any impairment losses on these assets.

Goodwill and Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we evaluate our goodwill and indefinite-lived intangible assets for impairment at least annually and periodically if indicators of impairment are present. The Statement requires that if the fair value of a reporting unit is less than its carrying value including goodwill (Step I), an impairment charge for goodwill must be recognized. The impairment charge is calculated as the difference between the implied fair value of the reporting unit goodwill and its carrying value (Step II).

Upon adopting SFAS No. 142, we defined our reporting units, as required by the Statement, for purposes of testing goodwill for impairment. Our reporting units are the Americas, the Caribbean and Asia. The geographically defined reporting units have specific management that is held responsible for decision-making for a group of components representing the reporting unit. These reporting units reflect the way we manage our business. Impairment testing at this reporting unit level reflects how acquisitions were integrated into Mirant and how Mirant is managed overall. The components within our reporting units serve similar types of customers, provide similar services and operate in similar regulatory environments. The benefits of goodwill are shared by each component.

In performing the impairment evaluation required by SFAS No. 142, the Company estimates the fair value of each reporting unit and compares it to the carrying amount of that reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of that reporting unit, the Company is required to perform the second step of the impairment test. In this step, the Company compares the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Upon the adoption of SFAS No. 142, the fair value of each of the Company's reporting units exceeded the carrying amount of the reporting unit in the transition test and no impairment charge was recognized.

In connection with our annual impairment assessment performed as of October 31, 2002, we tested all of our reporting units for impairment and recorded an impairment charge of $697 million for goodwill related to our Asia reporting unit. No impairment charge for goodwill related to our North American or Caribbean reporting units was assessed. We believe that the accounting estimates related to determining the fair value of goodwill and any resulting impairment are critical accounting estimates because they are highly susceptible to change from period to period because determining the forecasted future cash flows related to the assets requires management to make assumptions about future revenues, operating costs and forward commodity prices over the life of the assets, and because of the impact that recognizing an impairment could have on our compliance with certain debt covenant financial ratios. Our assumptions about future sales, costs and forward prices require significant judgment because such factors have fluctuated in the past and will continue to do so in the future. Due to the subjective nature of our goodwill impairment analysis we have provided certain critical assumptions used in our analysis for each of our reporting units as follows:

Asia Goodwill Analysis — Based on our impairment analysis, we recorded an impairment charge of $697 million in the fourth quarter of 2002. This impairment was primarily attributable to the loss of future cash flows associated with certain Asian assets sold during the year, principally our investment in Shajiao C. Within our Asian business are three long-term power plant contracts that transfer ownership of the power plants to the Philippine NPC between 2022 and 2025. Three of our largest power projects in this reporting unit, Sual, Pagbilao and Ilijan, representing 82% of the capacity, have entered into fixed-price, long-term contracts with NPC. The contracts are build-operate-transfer ("BOT") agreements pursuant to which Mirant Asia-Pacific builds the power facilities, operates them during a cooperation period of up to twenty-five years, then transfers ownership to NPC at the end of the cooperation period. Under the contract, the NPC acts as both the fuel supplier and the energy off-taker. As a result, substantially all the dispatch risk and fuel price risk remains with NPC. The payments under the BOT agreements are almost entirely in United States dollars and not subject to currency fluctuations. Mirant Asia-Pacific also enjoys protection against political force majeure and change in law under the contracts. These three BOT projects contribute more than 90% of the cash flow for Mirant Asia-Pacific. The contractual ownership transfer will impact our annual goodwill analysis resulting in a portion of the remaining goodwill balance being written off periodically until the time of ownership transfer. Prior to the impairment charge in the fourth quarter of 2002, we had $1.3 billion of goodwill on our consolidated balance sheet related to the Asia reporting unit. As of December 31, 2002, we have $582 million of goodwill on our consolidated balance sheet related to the Asia reporting unit. The critical assumptions used in our analysis are as follows:

- Mirant's Sual project operates under a 25-year term BOT agreement with 1,000 MW of capacity committed to NPC. At the end of the agreement, October 2024, the plant is required to be transferred to NPC free from any lien or payment of compensation. NPC acts as both the fuel supplier and energy off-taker under the agreement. NPC procures all the fuel necessary for each plant, at no cost to Mirant Asia-Pacific's subsidiary, and has accepted substantially all fuel risks and fuel related obligations other than each plant's actual fuel burning efficiency. Mirant Asia-Pacific receives compensation under the BOTs for fixed capacity fees, variable energy fees and other incidental fees. Over 90% of the revenues are expected to come from fixed capacity charges that are paid without regard to dispatch level of the plant. Capital recovery fees, infrastructure fees, and service fees, which comprise most of the fixed capacity charges, are denominated in United States dollars. The fixed operating fees, energy fees and other incidental fees have both United States dollar and Philippine peso components that are both indexed to inflation rates. Mirant is responsible for management, operations and maintenance of the plants and earns fees for providing those services. The remaining net available capacity is sold to NPC and large industrial or commercial users at contracted prices.

- Mirant's Pagbilao project operates under a 29-year term BOT agreement with 735 MW of capacity committed to NPC. At the end of the agreement, August 2025, the plants are required to be transferred to NPC free from any lien or payment of compensation. NPC acts as both the fuel supplier and energy off-taker under the agreement. NPC procures all the fuel necessary for each plant, at no cost to Mirant Asia-Pacific's subsidiary, and has accepted substantially all fuel risks and fuel related obligations other than each plant's actual fuel burning efficiency. Mirant Asia-Pacific receives compensation under the agreement for fixed capacity fees, variable energy fees and other incidental fees. Over 90% of the revenues are expected to come from fixed capacity charges that are paid without regard to dispatch level of the plant. Capital recovery fees, infrastructure fees, and service fees, which comprise most of the fixed capacity charges, are denominated in United States dollars. The fixed operating fees, energy fees and other incidental fees have both United States dollar and Philippine peso components that are both indexed to inflation rates.

- Mirant holds a 20% minority interest in Ilijan, a 1,251 NW gas-fired combined cycle power plant in the Philippines. Ilijan operates under a 20-year energy conversion agreement for 1,200 MW with NPC.

- Other Items — The Asia forecasted cash flow data assumes the Pagbilao and Sual minority shareholders exercise the put options requiring Mirant Asia-Pacific to purchase the minority shareholders' interest in the Pagbilao and Sual projects between 2003 and 2005.

- Cost of Capital — The cost of capital rate significantly impacts the fair value of our projected future cash flows. We used a cost of capital of 13% in determining the present value of our projected future cash flows. The rate was determined based on a study of discount rates in the current market used to value similar cash flow streams, specific capital fundamentals related to Mirant and comparable industry group data. The sensitivity of the fair value of our projected future cash flows is such that a 100 basis point change in the cost of capital rate would change the discounted value of our projected future cash flows by approximately $70 million.

North America Goodwill Analysis — We engaged a third party appraisal firm to review our annual financial plan and perform our Step I goodwill impairment analysis to determine if the fair value of our

North American reporting unit was less than its carrying value including goodwill at October 31, 2002. The third party appraisal firm reviewed the critical assumptions used in our financial plan. The result of the impairment analysis indicated that the fair value of our North American reporting unit was higher than its carrying value including goodwill at October 31, 2002 indicating that no impairment was necessary. At December 31, 2002, we had $2 billion of goodwill on our consolidated balance sheet related to the North American segment. The critical assumptions used in our analysis are as follows:

- Forward Prices of Electricity and Natural Gas — We used the forward market curves that are used by Mirant for mark-to-market accounting and that are regularly checked by Mirant's Risk Control group against broker quotes and exchange closing prices. Typically, the liquidity of these forward markets decreases significantly as maturity increases. Liquid market data is generally available in the first 36–48 months for natural gas prices and 24–36 months for power prices. Since our forecast is a 10-year estimate, for periods outside the liquid market we construct the forward prices using data available from third parties and our market knowledge. As such, our estimated future cash flows which contribute to the determination of the fair value of our North American reporting unit are highly sensitive to these price forecasts.
- Terminal Value — We assume a terminal value based on the ability to continue plant operations and additional growth from plant expansion or new construction after 2010. Mirant employed a 4% terminal growth rate assumption in the discounted cash flow analysis. This rate was determined considering inflationary growth, historical and projected GDP growth, electricity demand, and generation capacity growth. The sensitivity of the fair value of our projected future cash flows is such that a 100 basis point change in the terminal value growth rate would change the discounted value of our projected future cash flows by approximately $800 million.
- Assets sales — Our financial plan assumes certain asset sales representing approximately 2,000 MW of generating capacity in the North American segment.
- Weighted average cost of capital — the weighted average cost of capital rate significantly impacts the fair value of our projected future cash flows. We used a weighted average cost of capital of 10.25% in determining the present value of our projected future cash flows. The rate was determined based on a study of discount rates in the current market used to value similar cash flow streams, specific capital fundamentals related to Mirant and comparable industry group data. The sensitivity of the fair value of our projected future cash flows is such that a 100 basis point change in the rate would change the discounted value of our projected future cash flows by approximately $1.2 billion.

The above assumptions were critical to our arriving at fair values of the physical assets and other intangible assets of the Company. We used the income approach in valuing our assets rather than a market approach, except in the case of assets expected to be sold, because we believe the income approach provides the best indicator of value that we expect to derive for our stakeholders over time. We used the market approach for expected asset sales. The combined subjectivity and sensitivity of our assumptions and estimates used in our goodwill impairment analysis could result in a reasonable person concluding differently on those critical assumptions and estimates resulting in an impairment charge being required.

Equity Method Investments — We analyze our equity method investments, generally defined as investments where we own less than 50% but more than 20% of the voting stock, for impairment whenever evidence is present indicating a loss in value or ability to recover the carrying value of our investment. An impairment charge is required to be recorded if the resulting decline in value reduces the fair value our investment below its carrying value, and the decline is considered other than temporary. In the second quarter of 2002, we made the decision to sell our investment in WPD. Based on the initial purchase offers, we determined that our investment had experienced an other than temporary decline in fair value below our carrying value. We recorded an impairment charge of $325 million based on the preliminary purchase offers and an analysis from an investment banking firm regarding our investment. In the third quarter of 2002, we sold our investment in WPD for $235 million resulting in an additional loss of $3 million.

We also recorded an impairment charge of $132 million related to our investment in CEMIG upon our decision to sell this investment to reflect its estimated net realizable value. CEMIG was sold in December 2002.

Litigation

We are currently involved in certain legal proceedings. These legal proceedings are discussed in our 2002 Form 10-K filed on April 30, 2003 and Note 15 to our consolidated financial statements contained elsewhere in this report. We estimate the range of liability through discussions with applicable legal counsel and analysis of case law and legal precedents. We record our best estimate of a loss when the loss is considered probable, or the low end of our range if no estimate is better than another estimate within a range of estimates. As additional information becomes available, we reassess the potential liability related to our pending litigation and revise our estimates. Revisions in our estimates of the potential liability could materially impact our results of operations, and the ultimate resolution may be materially different from the estimates that we make.

Factors that Could Affect Future Performance

In addition to the discussion of certain risks in Management's Discussion and Analysis of Financial Condition and Results of Operations and the notes to Mirant's consolidated financial statements, other factors that could affect the Company's future performance (business, financial condition or results of operations) are set forth below.

We have incurred substantial indebtedness on a consolidated basis to finance our business. As of December 31, 2002, our total consolidated indebtedness was $8.9 billion (approximately $4.4 billion of which was recourse to Mirant Corporation). We do not expect that our cash flows from operations will cover all of our capital expenditures, interest payments and debts as they become due and payable pursuant to their scheduled maturities. We are working on a restructuring plan pursuant to which we will ask certain of our creditors to defer repayments of principal. Our purpose is to enable the Company to repay in full all of its obligations with interest, including unsecured long-term indebtedness that is not so extended. Our inability to successfully restructure our debt would materially and adversely effect our financial condition and would likely cause us to seek bankruptcy court or other protection from our creditors.

We have incurred substantial indebtedness on a consolidated basis to finance our business. As of December 31, 2002, our total consolidated indebtedness was $8.9 billion (approximately $4.4 billion of which was recourse to Mirant Corporation). We do not expect that our cash flows from operations will cover all of our capital expenditures, interest payments and debts as they mature. We are working on a restructuring plan pursuant to which we will ask certain of our creditors to defer repayments of principal. Those creditors include holders of approximately $4.5 billion of bank facilities (including our turbine facility and prepaid gas transaction) and capital markets debt of Mirant Corporation and approximately $800 million of bank and capital markets debt of Mirant Americas Generation. To reassure creditors who will be asked to extend maturities, all of whom are currently unsecured, the Company intends to offer security interests in substantially all of its and its subsidiaries' unencumbered assets as well as terms more favorable to the creditors. The purpose of the restructuring is to enable the Company to repay in full all of its obligations with interest, including unsecured long-term indebtedness that is not so extended. The Company has been working with its financial advisor to develop its financial restructuring plan. If this restructuring plan is accepted by creditors and creditors are ultimately paid in full, the Company believes that there will be value available for existing shareholders. We note that there can be no assurances either with respect to the accomplishment of the contemplated financial restructuring or with respect to the values that may ultimately be available for creditors and stockholders. In the event that we are unable to successfully restructure our debt we would likely be required to seek bankruptcy court or other protection from our creditors.

The lenders under the Mirant Corporation bank facilities have waived compliance with certain terms of those facilities through May 29, 2003. Upon expiration or termination of the waiver, the lenders under the respective bank facilities would be able to restrict the issuance of additional letters of credit and/or declare an event of default and, after the respective cure or grace period, accelerate the indebtedness under such bank facilities. An acceleration of indebtedness under the Mirant Corporation bank facilities would cross accelerate approximately $910 million of Mirant Corporation capital markets and other indebtedness.

As a result of write-downs to reflect the impairment of goodwill, valuation allowances provided for net deferred tax assets, and deferred tax liabilities provided with respect to investments in non-United States subsidiaries, we anticipated that Mirant Corporation would not be in compliance with the recourse debt to recourse capital financial covenant under its bank facilities upon delivery of its financial statements for the year ended December 31, 2002. Therefore, we sought, and received, a waiver from the required lenders under the Mirant Corporation bank facilities for any potential breaches with respect to non-compliance with the recourse debt to recourse capital financial covenant, any potential breaches that could arise relating to our historical financial reporting requirements or representations or the inclusion in its independent auditors' report on the Company's annual financial statements of an explanatory paragraph stating that the Company has not presented the selected quarterly financial data specified by Item 302(a) of Regulation S-K, that the Securities and Exchange Commission requires as supplementary information to the basic financial statements. The lenders under the respective Mirant Corporation bank facilities have agreed to such waiver through May 29, 2003, subject to certain terms and conditions, including limitations on capital expenditures and other material payments. Simultaneous with the term of the waiver, we will be working with the lenders under the Mirant Corporation bank facilities, together with other creditors, on a comprehensive plan to restructure our debt. Upon expiration or termination of the waiver, the lenders under the respective bank facilities would be able to restrict the issuance of additional letters of credit and/or declare an event of default and, after the respective cure or grace period, accelerate the indebtedness under such bank facilities. An acceleration of indebtedness under the Mirant Corporation bank facilities would cross accelerate approximately $910 million of Mirant Corporation capital markets and other indebtedness. The terms of the waiver provide for an additional extension, to July 14, 2003, with the prior written consent of lenders representing a majority of the committed amount under each of the facilities. However, the Company can provide no assurances either with respect to whether the waiver will be extended beyond May 29, 2003 or whether the lenders under the Mirant Corporation bank facilities will accelerate the loans after expiration or termination of the waiver. In the event that we are unable to secure a waiver beyond May 29, 2003, we would likely be required to seek bankruptcy court or other protection from our creditors.

Our activities are restricted by substantial indebtedness. This indebtedness may be accelerated if we are unable to service it. Acceleration of some of our debt may cause other lenders to accelerate other debt obligations.

We have incurred substantial indebtedness on a consolidated basis to finance our business. As of December 31, 2002, our total consolidated indebtedness was $8.9 billion (approximately $4.4 billion of which was recourse to Mirant Corporation), our total consolidated assets were $19.4 billion and our stockholders' equity was $3.0 billion. Our level of indebtedness has important consequences, including:

- limiting our ability to refinance existing indebtedness as it comes due and to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our business plan or other purposes,
- limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service our debt,
- increasing our vulnerability to general adverse economic and industry conditions, and
- limiting our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation.

In addition, some of our existing debt agreements contain restrictive covenants which, among other things, limit our ability to:

- incur indebtedness,
- make prepayments of indebtedness in whole or in part,
- pay dividends,
- make investments,
- engage in transactions with affiliates,
- create liens,
- sell assets, and
- acquire facilities or other businesses.

If we or one of our subsidiaries are unable to comply with the terms of its debt agreements, the relevant debt holders may accelerate the maturity of the obligations of such borrower. Although a default or acceleration of debt at the subsidiary level would not trigger a cross-default under Mirant Corporation's credit arrangements, a default or acceleration of our debt, or our subsidiaries', could cause cross-defaults or cross-accelerations under the obligations of such borrower and, in certain instances, the obligations of our other subsidiaries. In such event, and because of our substantial indebtedness, we may be unable to refinance such indebtedness and the respective borrower may be unable to repay such debt.

Changes in commodity prices may impact financial results, either favorably or unfavorably.

Our generation and distribution businesses are subject to changes in power prices and fuel costs which may impact their financial results and financial position by increasing the cost of producing power and decreasing the amounts they receive from the sale of power. In addition, actual power prices and fuel costs may differ from those assumed in our financial models.

Many factors influence the level of commodity prices, including weather, illiquid markets, transmission or transportation inefficiencies, availability of competitively priced alternative energy sources, demand for energy commodities, natural gas, crude oil and coal production, natural disasters, wars, embargoes and other catastrophic events, and federal, state and foreign energy and environmental regulation and legislation.

Additionally, we may, at times, have an open position in the market, within established guidelines, resulting from the management of our portfolio. To the extent open positions exist, fluctuating commodity prices can impact financial results and financial position, either favorably or unfavorably. Furthermore, the risk management procedures we have in place may not always be followed or may not always work as planned. As a result of these and other factors, we cannot predict with precision the impact that risk management decisions may have on our businesses, operating results or financial position. Although we devote a considerable amount of management efforts to these issues, their outcome is uncertain.

Our liquidity and profitability may decline if we are not able to execute our hedging strategy or if our hedging strategies do not work as planned.

To lower our financial exposure related to commodity price fluctuations, our commodity trading operations may enter into contracts to hedge purchase and sale commitments, weather conditions, fuel requirements and inventories of natural gas, coal, electricity, crude oil and other commodities. As part of this strategy, we routinely utilize fixed-price forward physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. However, we do not expect to cover the entire exposure from market price volatility of our assets and the coverage will vary over time. In addition, as a result of marketplace illiquidity and other factors, our commodity trading operations will likely not be able to or may choose not to fully hedge our portfolios for market risks. This inability to hedge against changes in commodity prices may cause our profitability to decline.

Our projects located outside of the United States expose us to risks related to laws of other countries, taxes, economic conditions, fluctuations in currency rates, labor supply and relations, political conditions and policies of foreign governments. These risks may delay or reduce our realization of value from our international projects.

We have substantial operations outside the United States. In 2002, we derived approximately 16% of our operating revenues from foreign operations. The financing and operation of projects outside the United States entail significant political and financial risks, which vary by country, including:

- changes in laws or regulations,
- changes in foreign tax laws and regulations, including unexpected tax liabilities,
- changes in United States laws, including tax laws, related to foreign operations,
- compliance with United States foreign corrupt practices laws,
- changes in government policies or personnel,
- changes in general economic conditions affecting each country,
- difficulty in converting earnings to United States dollars or moving funds out of the country in which the funds were earned,
- fluctuations in currency exchange rates,
- changes in labor relations in operations outside the United States,
- political instability and civil unrest, and
- expropriation and confiscation of assets and facilities.

Despite contractual protections we have against many of these risks for our operations in the Philippines and some other countries in which Mirant operates or may invest in the future, our actual results may be affected by the occurrence of any of these events.

Risk from fluctuations in currency exchange rates can arise when our foreign subsidiaries borrow funds in one type of currency but receive revenue in another. In such cases, an adverse change in exchange rates can reduce our ability to meet debt service obligations. Foreign currency risk can also arise when the revenues received by our foreign subsidiaries are not in United States dollars. In such cases, a strengthening of the United States dollar could reduce the amount of cash and income we receive from these foreign subsidiaries.

While we believe we have contracts in place to mitigate our most significant foreign currency exchange risks, we have some exposure that is not hedged.

Some of our facilities depend on only one or a few customers or suppliers. These parties, as well as other parties with whom we have contracts, may fail to perform their obligations, or may terminate their existing agreements, which may result in a default on project debt or loss in revenues and may require us to institute legal proceedings to enforce our agreements.

Several of our power production facilities rely on a single customer or a few customers to purchase most or all of the facility's output or on a single supplier or a few suppliers to provide fuel, water and other services required for the operation of the facility. Our sale and procurement agreements for these facilities may also provide support for any project debt used to finance the related facilities. The financial performance of these facilities is dependent on the continued performance by customers and suppliers of their obligations under their long-term agreements.

In addition, our commodity trading operations are exposed to the risk that counterparties which owe us money or energy as a result of market transactions will not perform their obligations. We are currently owed significant past due revenues from the PX and CAISO.

Finally, revenue under some of our power sales agreements may be reduced significantly upon their expiration or termination. Much of the electricity we generate from our existing portfolio is sold under long-term power sales agreements that expire at various times. When the terms of each of these power sales agreements expire, it is possible that the price paid to us for the generation of electricity may be reduced significantly, which would substantially reduce our revenue under such agreements.

Failures of companies within our sector could have a materially adverse effect on us.

The failure of companies within our sector could have a materially negative effect on our business. As a result of intra-industry company failures and other factors, we have experienced such adverse effects as increased negative sentiment and reactions from our customers, investors, lenders and credit rating agencies, increased requirements for collateral in the transaction of our businesses, increased pressure on our liquidity and reduced access to additional capital. Additional failures within our sector could heighten these reactions or cause additional negative impacts on our business which could impair our ability to achieve our business plan.

Our credit ratings have been reduced by Moody's, Fitch and S&P to non-investment grade; further reductions could increase our collateral requirements and could materially adversely affect our financial condition.

As of April 25, 2003, our senior unsecured debt is rated "Caa2" with Negative Outlook by Moody's. As of the same date, S&P has assigned a rating to our senior unsecured debt of "B" on CreditWatch with negative implications, and Fitch has assigned a rating to our senior unsecured debt of "B+" Rating Watch Negative. While the foregoing indicates the ratings from the various rating agencies, we note that these ratings are not a recommendation to buy, sell or hold our securities and that each rating should be evaluated independently of any other rating. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant.

While we have removed ratings triggers from our various contracts, it is possible that significant additional downgrades by the various credit ratings agencies could materially negatively impact our business. For example, significant additional downgrades could further increase requirements for collateral in the transaction of our businesses, increase negative sentiment and reactions from our customers, regulators, investors, lenders or other credit rating agencies, increase pressure on our liquidity and reduce our ability to raise capital. These reactions, and others, could impair our ability to achieve our business plan.

Our costs of compliance with environmental laws are significant and the cost of compliance with new and existing environmental laws could adversely affect our profitability.

Our operations are subject to extensive federal, state, local and foreign statutes, rules and regulations relating to environmental protection. To comply with these legal requirements, we must spend significant sums on environmental monitoring, pollution control equipment and emission fees. We may be exposed to compliance risks from new projects, as well as from plants we have acquired.

Our failure to comply with environmental laws may result in the assessment of penalties and fines against us by regulatory authorities. With the trend toward stricter standards, greater regulation, more extensive permitting requirements and an increase in the number and types of assets operated by us subject to environmental regulation, we expect our environmental expenditures to be substantial in the future. As is true in many countries of the world, the governments of the United States, the Philippines and Trinidad and Tobago have proposed increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management.

Unless our contracts with customers expressly permit us to pass through increased costs attributable to new statutes, rules and regulations, we may not be able to recover capital costs of complying with new environmental regulations, which may adversely affect our profitability. Most of our contracts with customers do not permit us to recover capital costs incurred to comply with new environmental regulations.

Our business in the United States is subject to complex government regulations and changes in these regulations or in their implementation may affect the costs of operating our facilities or our ability to operate our facilities, which may negatively impact our results of operations.

The majority of our generation operations in the United States are exempt wholesale generators that sell electricity exclusively into the wholesale market. Generally, our exempt wholesale generators are subject to regulation by the FERC regarding rate matters and state public utility commissions regarding non-rate matters. The majority of our generation from exempt wholesale generators is sold at market prices under market rate authority exercised by the FERC, although the FERC has the authority to impose "cost of service" rate regulation or other market power mitigation measures if it determines that market pricing is not in the public interest. A loss of our market-based rate authority would prohibit electricity sales at market rates and would require all sales to be cost-based. A loss of our market-based rate authority could severely impair our execution of our business plan and could have a materially negative impact on our business.

To conduct our business, we must obtain licenses, permits and approvals for our plants. We cannot provide assurance that we will be able to obtain and comply with all necessary licenses, permits and approvals for our plants. If we cannot comply with all applicable regulations, our business, results of operations and financial condition could be adversely affected.

The United States Congress is considering legislation that would repeal PURPA entirely, or at least eliminate the future obligation of utilities to purchase power from qualifying facilities, and also repeal PUHCA. In the event of a PUHCA repeal, competition from independent power generators and from utilities with generation, transmission and distribution would likely increase.

Repeal of PURPA or PUHCA may or may not be part of comprehensive legislation to restructure the electric utility industry, allow retail competition and deregulate most electric rates. We cannot predict the effect of this type of legislation, although we anticipate that any legislation would result in increased competition. If we were unable to compete in an increasingly competitive environment, our business and results of operation may suffer.

We cannot predict whether the federal government, state legislatures or foreign governments will adopt legislation relating to the deregulation of the energy industry. We cannot provide assurance that the introduction of new laws or other future regulatory developments will not have a material adverse effect on our business, results of operations or financial condition.

Our facilities may not operate as planned, which may lead to poor financial performance and the acceleration of the affected project debt.

Our operation of power plants involves many risks, including the breakdown or failure of generation equipment or other equipment or processes, labor disputes, fuel interruption and operating performance below expected levels. In addition, weather related incidents and other natural disasters can disrupt both generation and transmission delivery systems. Operation of our power plants below expected capacity levels may result in lost revenues or increased expenses, including higher maintenance costs and penalties. In addition, we may not be able to repay the project debt for an under-performing facility, which could trigger default provisions in a project subsidiary's or project affiliate's financing agreements and might allow the affected lenders to accelerate that debt.

Our operations depend substantially on the performance of our subsidiaries and affiliates, some of which we do not control and some of which are subject to restrictions and taxation on dividends and distributions. Almost all of our operations are conducted through our subsidiaries and affiliates. As a result, we depend almost entirely upon their earnings and cash flow.

Our Birchwood and PowerGen affiliates are not subject to our control of management and policies to the same extent as our consolidated subsidiaries. However, we do exercise significant influence over the operations of these affiliates, and we account for these investments using the equity method of accounting. These affiliates contributed approximately 1% of our income (loss) from continuing operations in 2002.

The debt agreements of some of our subsidiaries and affiliates restrict their ability to pay dividends, make distributions or otherwise transfer funds to us prior to the payment of other obligations, including operating expenses, debt service and reserves. Further, if we elect to receive distributions of earnings from our foreign operations, we may incur United States taxes on such amounts. Such amounts may also be subject to withholding taxes in some countries. Tax on the repatriation of these earnings has already been provided in the consolidated financial statement.

Our business development activities may not be successful and, as such, projects may be cancelled or otherwise may not commence operation as scheduled despite the expenditure of significant amounts of capital.

Our business involves numerous risks relating to the acquisition, development and construction of large power plants. During the past year, we have terminated many of our previously planned development projects and deferred other such projects. The termination of these projects has resulted in the write-off of significant amounts of expenses, including termination expense payments in connection with turbine acquisition agreements. Future terminations of projects would most likely result in additional write-offs which could be material.

Our future success in developing a particular project may be contingent upon, among other things, negotiation of satisfactory engineering, construction, fuel supply and power sales contracts, receipt of required governmental permits and timely implementation and satisfactory completion of construction. We may be unsuccessful in accomplishing any of these matters or in doing so on a timely basis. Although we may attempt to minimize the financial risks in the development of a project by securing a favorable power sales agreement, obtaining all required governmental permits and approvals and arranging adequate financing prior to the commencement of construction, the development of a power project may require us to expend significant sums for preliminary engineering, permitting, legal, equipment fabrication and other expenses before we can determine whether a project is feasible, economically attractive or capable of being financed.

Currently, we have power plants under development or construction. Our completion of these facilities without delays or cost overruns is subject to substantial risks, including changes in market prices; shortages and inconsistent qualities of equipment, material and labor; work stoppages; permitting and other regulatory matters; adverse weather conditions; unforeseen engineering problems; environmental and geological conditions; unanticipated cost increases; and our attention to other projects, any of which could give rise to delays, cost overruns or the termination of the plant expansion, construction or development.

If we were unable to complete the development of a facility, we would generally not be able to recover our investment in the project. The process for obtaining initial environmental, siting and other governmental permits and approvals is complicated, expensive and lengthy, often taking more than one year, and is subject to significant uncertainties. In addition, construction delays and contractor performance shortfalls can result in the loss of revenues and may, in turn, adversely affect our results of operations. The failure to complete construction according to specifications can also result in liabilities, reduced plant efficiency, higher operating costs and reduced earnings.

The IRS has completed its audit of Mirant for all tax years through 1999. For years subsequent to 1999, the IRS may raise issues that could have a material effect on our cash flows.

The IRS has completed its audit of Mirant for all tax years through 1999. The tax liability resulting from this audit has already been reflected in the financial statements for 2002. For years subsequent to 1999, the IRS may raise issues that may have a material effect on our cash flows. Additionally, audits of certain of our foreign operations are currently underway. Management believes that it has adequately provided for any potential exposures related to such open tax years.

Our historical financial results from when we were a subsidiary of Southern may not be representative of our results as a separate company.

The historical financial information included in this annual report does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Our costs and expenses reflect charges from Southern for centralized corporate services and infrastructure costs, including engineering, legal, accounting, information technology, investor relations and stockholder services, insurance and risk management, tax, environmental, human resources and payroll and external affairs, including marketing and public relations.

These allocations have been determined based on regulatory limitations and other bases that we and Southern considered to be reasonable reflections of the utilization of services provided to us for the benefits received by it. This historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We experienced significant changes in our cost structure, funding and operations as a result of our separation from Southern, including increased marketing expenses related to building a company brand identity separate from Southern and increased costs associated with being a publicly traded, stand-alone company.

Terrorist attacks, future war or risk of war may adversely impact our results of operations, our ability to raise capital or our future growth.

Uncertainty surrounding terrorist acts, retaliatory military strikes or a sustained military campaign may impact our operations in unpredictable ways, including changes in insurance markets, disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including electric generation, transmission and distribution facilities, could be direct targets of, or indirect casualties of, an act of terror. War or risk of war may also have an adverse effect on the economy. The terrorist attacks on September 11, 2001 and the changes in the insurance markets attributable to the terrorist attacks have made it difficult for us to obtain certain types of insurance coverage. As a result, we have chosen to self-insure some of our plants and facilities for acts of terrorism. A lower level of economic activity could also result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

Continuation of current capital market conditions could adversely affect our prospects.

Current conditions in our industry and in the capital markets have resulted in the need for additional liquidity. Continuation of these conditions could adversely affect our results of operations and growth prospects. We have taken many actions to respond to these conditions, including issuing additional equity, reducing our planned capital expenditures by deferring or canceling certain construction and acquisition projects, reducing corporate overhead expenses and undertaking the sale of several of our domestic and international assets. There can be no assurance that conditions in the energy equity markets will not continue to adversely affect our ability to efficiently conduct our marketing operations and affect our results of operations.

We are currently involved in significant litigation that, if decided adversely to us, could materially adversely affect our financial condition, cash flows and results of operations.

We are currently involved in a number of lawsuits concerning our activities in the western power markets. These include a number of lawsuits by the California Attorney General and ratepayers alleging, among other things, that certain owners of electric generation facilities in California, and energy marketing, engaged in various unlawful and fraudulent business acts that served to manipulate wholesale markets and allegedly inflated wholesale electricity prices in California. Additionally, a class action is pending against us and four of our officers and former officers alleging, among other things, that defendants made material misrepresentations and omissions to the investing public regarding our business operations and future prospects during the period from January 19, 2001 through May 6, 2002. In addition, we are involved in various other litigation matters, all of which are described in more detail in our Form 10-K filed on April 30, 2003. We intend to vigorously defend against those claims which we are unable to settle, but the results of this litigation cannot be determined. Adverse outcomes for us in this litigation could require significant expenditures by us and could have a material adverse effect on our financial condition, cash flows and results of operations.

Mirant may be unable to retain personnel capable of successfully executing our business plan given the uncertain business climate for our sector and our company.

If our financial position does not improve or if our financial restructuring is unsuccessful, there is a risk that personnel who are integral to the success of our business model will leave the company, disrupting our ability to successfully complete our short-and long-term goals.

To reduce this risk, we have in place an equity-based compensation plan and have also put in place retention agreements with key employees. These measures are designed to provide incentives to these key employees to remain with Mirant throughout this critical period. There can be no assurance that these measures will be effective.

Quantitative and Qualitative Disclosures about Market Risk

Mirant is exposed to market risks associated with commodity prices, interest rates and foreign currency exchange rates. The Company is also exposed to credit risks.

Commodity Price Risk

Hedging Strategies

In connection with our power generating business in North America, we enter into a variety of short and long-term agreements to acquire the fuel for generating electricity, as well as to sell the electricity produced. A portion of our fuel is also purchased in the spot market and a portion of the electricity we produce is sold in the spot market. As a result, our financial performance varies depending on changes in the prices of these commodities.

In the Philippines, our business is largely conducted based on fixed-price long-term contracts denominated in United States dollars, under which the purchaser is responsible for supplying the fuel, thereby mitigating our exposures to both fluctuating commodity prices, as well as currency exchange rates.

In the Caribbean, our generating facilities either operate as rate regulated integrated utilities, or under long-term power sales agreements which contain energy cost adjustment clauses. These arrangements help mitigate our exposure to commodity prices in these businesses.

The financial performance of our power generating business is influenced by the difference between the cost of converting source fuel, such as natural gas or coal, into electricity, and the revenue we receive from the sale of that electricity. The difference between the cost of a specific fuel used to generate one megawatt hour of electricity and the market value of the electricity generated is commonly referred to as a "spark spread". The operating margins that we realize are equal to the difference between the spark spread and the cost of operating the plants that produce the electricity sold.

Spark spreads are dependent on a variety of factors that influence the cost of fuel and the sales price of the electricity generated over the longer term, including additional plant capacity in the regions in which we operate, plant outages, weather and general economic conditions. As a result of these influences, the cost of fuel and electricity prices do not always move in the same direction, which results in spark spreads widening or narrowing. We attempt to maximize the spark spreads we realize and mitigate our exposure to price volatility for fuel purchases and electricity sales in the spot market by securing fuel under short and long-term fixed price contracts, selling electricity under short and long-term fixed price contracts or utilizing derivative instruments to hedge the cost of fuel or the sales price of the electricity we produce.

In recent years, the power generation industry has seen increasing spark spreads as the impact of steadily rising electricity demand reduced capacity reserve margins. These increasing spark spreads affected the financial performance of our generating assets in 2000 and 2001, particularly in California. In 2002, spark spreads narrowed, and remained relatively low compared to recent historical periods, which was the principal contributing factor in the deterioration in the financial performance of our generating businesses in the U.S. Excluding California, spark spreads in major metropolitan areas in the U.S. have declined on average 10% in 2002 compared to 2001 and we expect 2003 to be more similar to 2002 than 2001. For Northern California, where our physical assets are located, spark spreads declined approximately 98% in 2002 as compared to 2001.

From time to time, the Company enters into derivative financial instruments to manage the market risks associated with the electricity produced by our power plants that are not covered by long-term, fixed price contracts. We enter into a variety of contractual agreements, such as forward purchase and sale agreements, and futures, swaps and option contracts. Futures and option contracts are traded on a national exchange and swaps and forward contracts are traded in over-the-counter financial markets. These contractual agreements have varying terms and durations, or tenors, which range from a few days to a number of years, depending on the instrument.

All derivative instruments are recorded in the consolidated balance sheet at fair value. Unless designated as cash flow hedges in accordance with SFAS No. 133, changes in the fair value of these derivative instruments are reflected in earnings currently, as unrealized gains or losses on derivative instruments. For derivative contracts that qualify and are designated as effective hedges of future cash flows, the effective portion of changes in fair value is recorded in other comprehensive income ("OCI") until the related hedged items affect earnings. Any ineffective portion of the change in the fair value of the contracts is reported in earnings immediately. Settlements of amounts receivable or payable under all derivative instruments utilized to manage the price risk of fuel purchased or energy sold are recorded as an adjustment of revenue or the cost of fuel purchased, as applicable.

The Company subsequently determined that all derivative financial instruments previously designated as cash flow hedges under SFAS No. 133 do not qualify for hedge accounting. Accordingly, all realized and unrealized gains and losses associated with all derivative transactions we entered into during the periods presented are recognized in earnings in the period incurred.

Proprietary Trading Activities

In addition to managing commodity price risk for our generation assets, we also engage in proprietary trading primarily in regions where we own or operate generating facilities or other physical assets. The Company assumes certain market risks, in an effort to generate gains from changes in market prices, by entering into derivative instruments, including exchange-traded and over-the-counter contracts, as well as other contractual arrangements. Our proprietary trading business can be volatile and subject to swings in earnings and cash flow as commodity prices change. We manage our trading risk by monitoring compliance with stated risk management policies, as well as monitoring the effectiveness of our trading policies and strategies through our Risk Oversight Committee.

These derivative financial instruments utilized in our proprietary trading activities are recorded at their estimated market value in our consolidated balance sheet as price risk management assets and liabilities. Changes in the market value and settlements of these instruments are recorded as net trading revenues.

At times, we use complex derivatives for which the fair value determination is based on quantitative models. The quantitative models used may include assumptions that are not readily verifiable in the market. Therefore, the estimated value of these derivative instruments can be subject to unexpected changes in value as additional market information becomes available or upon settlement of the derivative instrument. To mitigate the risk that our quantitative models are not fully capturing the essential details of the derivative instruments, we have a Model Risk Oversight Committee to ensure that the model risk is properly controlled through a process of systematic model development, deployment and control. The Model Risk Oversight Committee sets the guidelines for model development, testing, implementation process and responsibilities.

Value at Risk

We use a systematic approach to managing risks associated with our derivative instruments. For those transactions that are not designated for cash flow hedge accounting under SFAS No. 133, we use a Value-at-Risk (VaR) model to summarize in dollar terms the market price risk we have and the potential loss in value of the Company's portfolio due to adverse market movement over a defined time horizon within a specified confidence interval. For those transactions that were designated for cash flow hedge accounting, we manage the market risks associated with these derivative financial instruments in conjunction with the underlying asset positions they are designed to hedge.

All of our positions, except those that are designated for cash flow hedge accounting, are managed based on VaR limits that have been established by the Board of Directors of Mirant. VaR is a statistical measure that is dependent upon a number of assumptions and approximations. The Company uses recent historical price volatility to estimate how the value of the portfolio will move in the future. Given its reliance on historical data, VaR is effective in estimating risk exposures in markets in which there are not sudden fundamental changes or shifts in market conditions. If future pricing patterns are not similar to historical patterns VaR could overstate or understate actual market risks. As a result, even though the portfolio is within the established VaR limit, actual gains or losses can exceed the reported VaR by a significant amount.

We assume a 95% confidence interval and holding periods that vary by commodity to calculate our VaR exposure. By using a 95% confidence interval, we are accepting a 5% probability that the actual market risk in the portfolio is greater than what is indicated by the VaR calculation. The holding period assumption relates to our estimate of how long it would take to liquidate our commodity positions (i.e., how long our positions are subjected to market price risk before mitigating the position). To determine our holding period by commodity we analyze the relative liquidity of different commodity positions across different time horizons and locations by assuming different holding periods. For very liquid commodity positions, such as natural gas for delivery within one year, we use a five-day holding period, whereas for a less liquid commodity position, such as physical coal, we employ a sixty business day holding period. As a result, the VaR that we measure, monitor and report on a daily basis is larger than what would be obtained using a one-day holding period for all positions, commodities and commitments.

Another important assumption in VaR is the effect of multiple commodities on risk. Our VaR calculation benefits from diversity; a variety of commodity positions that individually present large potential risk, when combined, present less risk. Our VaR calculation also takes into account very complex correlations between commodities, regions and time to determine the portfolio VaR.

The VaR calculation methodology we use is a variance covariance statistical modeling technique. Although VaR is a common technique utilized in the industry to measure and manage market risk, there is no uniform industry method of calculating VaR and, therefore, different assumptions or estimates could produce significantly different VaR results for the same portfolio.

The average VaR, using various assumed holding periods and a 95% confidence interval, was $34.3 million for the year ended December 31, 2002 and the VaR as of December 31, 2002, was $28.9 million, as compared to $51.8 million and $37.9 million, respectively, in 2001. If we assumed VaR levels using a one-day holding period for all positions and commitments in our portfolio based on a 95% confidence interval, our portfolio VaR was $9.6 million at December 31, 2002 and the average for the year ended December 31, 2002 was $11.2 million, compared to $11.9 million and $17.9 million, respectively, in 2001. During the year ended December 31, 2002, the actual daily loss on a fair value basis exceeded the corresponding one-day VaR calculation three times, which falls within our 95% confidence interval. During the second quarter of 2002, we implemented a new trading system to administer our natural gas transactions. As a result, the natural gas component of our total VaR calculation was held constant for a period of approximately 45 days. We believe this was a reasonable estimate of our average VaR calculations for 2002 and we would not have had additional instances of exceeding our VaR limits if the natural gas portion of the total VaR calculation would not have been held constant.

The VaR data presented does not include the derivative financial instruments that were initially designated as hedges under SFAS No. 133. We have subsequently determined that these transactions did not qualify for hedge accounting treatment. It is not practical to recalculate the VaR data presented above to include the effects of these derivative financial instruments.

In addition, we subsequently determined that certain of the Company's power purchase agreements are considered derivative financial instruments and subject to fair value accounting under SFAS No. 133. Previously, the Company believed the agreements qualified for the "normal purchase/normal sale" exception under SFAS No. 133 and had accounted for the agreements as executory contracts using the accrual method. These power purchase agreements have also not been included in the VaR data presented since it is also not practical to recalculate the data.

The following is a summary of the units, equivalent megawatt-hours, duration and estimated fair value of the derivative financial instruments previously designated as cash flow hedges or normal purchase and sale exemption by commodity.

	Nominal Units Long (Short)	Equivalent Megawatt-Hours Long (Short)	Average Duration (Years)	Estimated Fair Value (In millions)
Electricity	(22) million mwh	(22) million	1.7	$(35)
Natural gas	71 million mmbtu	7 million	1.3	41
Crude oil	5 million barrels	2 million	1.4	9
Residual fuel	8 million barrels	5 million	0.8	26

The following table represents the estimated cash flows of these financial instruments and power purchase agreements (based on market prices at December 31, 2002) by tenor (in millions):

	2003	2004	2005	2006	2007	Thereafter	Total
Energy Commodity Instruments:							
Electricity	$ (23)	$ (13)	$ (2)	$ —	$ 1	$ 2	$ (35)
Natural gas	29	9	2	1	—	—	41
Crude oil	5	2	1	1	—	—	9
Residual fuel	23	3	—	—	—	—	26
Subtotal	34	1	1	2	1	2	41
Power Purchase Agreements	(125)	(142)	(141)	(37)	(37)	(377)	(859)
Total	$ (91)	$(141)	$(140)	$ (35)	$ (36)	$(375)	$(818)

Credit Risk

Credit risk represents the loss that the Company would incur if a counterparty fails to perform under its contractual obligations. We have established controls to determine and monitor the creditworthiness of customers, as well as the quality of pledged collateral. To reduce the Company's credit exposure, the Company seeks to enter into payment master netting agreements with counterparties that permit the Company to offset receivables and payables with such counterparties. The Company attempts to further reduce credit risk with certain counterparties by entering into agreements that enable the Company to obtain collateral or to terminate or reset the terms of transactions after specified time periods or upon the occurrence of credit-related events.

Our credit policies are established and monitored by the Risk Oversight Committee. We measure credit risk as the loss we would record if our customers failed to perform pursuant to the terms of their contractual obligations less the value of collateral held by us, if any, to cover such losses. We manage our portfolio positions such that the average credit quality of the portfolio falls inside an authorized range. We use published ratings of customers, as well as our internal analysis, to guide us in the process of setting credit levels, risk limits and contractual arrangements including master netting agreements. Where external ratings are not available, we rely on our internal assessments of customers. The average credit quality is monitored on a regular basis and reported to the Risk Oversight Committee on a periodic basis, together with steps initiated to bring credit exposures to within the authorized range. The weighted average credit rating of our customers, based on outstanding balances and management's internal assessment, included in the net fair value of our price risk management assets was BBB+ at December 31, 2002.

We also monitor the concentration of credit risk from various positions, including contractual commitments. Credit concentration exists when a group of customers have similar business characteristics, and/or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. We monitor credit concentration risk on both an individual basis and a group counterparty basis. The table below summarizes credit exposures by rating category as of December 31, 2002 (in millions, except percentages).

Credit Rating	Exposure	Collateral Held	Net Exposure	% of Net Exposure
AA/Aa2	$ 72	$ —	$ 72	12%
A/A2	210	17	193	32
BBB/Baa2	251	10	241	40
BB/Ba2 or lower	361	238	123	20
Unrated	29	12	17	3
Less credit reserves	(36)	—	(36)	(7)
Total	$887	$277	$610	

Collection Risk

Once we bill a customer for the commodity delivered or have financially settled the credit risk, the Company is subject to collection risk. Collection risk is similar to credit risk, collection risk is accounted for when we establish our allowance for bad debts. We manage this risk using the same techniques and processes used in credit risk discussed above. As of December 31, 2002, we had $295 million of bad debt reserves related to amounts not deemed collectible. Approximately $237 million of this reserve relates to two customers — CAISO and PX, which is discussed more fully in Note 2 to our consolidated financial statements.

Interest Rate Risk

Our policy is to manage interest expense using a combination of fixed- and variable-rate debt. From time to time, we also enter into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed- and variable-interest amounts calculated by reference to agreed-upon notional principal amounts. These interest rate swaps are designated to hedge the variable interest rate risk in the underlying debt obligations. For swaps that qualify as cash flow hedges, changes in the fair value of the swaps are deferred in OCI and are reclassified from OCI as an adjustment of interest expense over the term of the swaps. Gains and losses resulting from the termination of qualifying hedges prior to their stated maturities are recognized as interest expense ratably over the remaining term of the hedged debt instruments.

To assess our exposure to changes in interest rates, we determine the amount of our variable rate debt that is not hedged by an interest rate swap and then adjust this number for the amount of cash and investments having an offsetting exposure. If we sustained a 100 basis point change in interest rates for all variable rate debt and cash in all currencies, the change would affect earnings by approximately $5 million per year, based on variable rate balances outstanding at December 31, 2002.

Foreign Currency Risk

From time to time, we have used currency swaps and currency forwards to hedge our net investments in certain foreign subsidiaries. Gains or losses on these derivatives are designated as hedges of net investments and are offset against the foreign currency translation gains or losses recorded in OCI relating to these investments. We do not have any foreign exchange contracts outstanding at December 31, 2002 that are designated as hedges of our investments in foreign countries. We have also utilized currency swaps to hedge the effect of exchange rate fluctuations on foreign currency denominated debt. In 2002, we sold our investments where this type of hedging was applicable. Occasionally, we use currency forwards to offset the effect of exchange rate fluctuations on forecasted transactions denominated in a foreign currency. We also use forward contracts to hedge a portion of our Canadian dollar denominated storage, transport and commodity transactions. When the gains and losses are accounted for using mark-to-market through income, we do not apply hedge accounting for the related currency forwards.

We measure currency risk associated with net monetary investments denominated in foreign currencies using sensitivity analysis. At December 31, 2002, the carrying value of these investments would change by $3 million if applicable foreign currencies changed by 10% against the United States dollar. This figure does not include changes in income related to United States dollar denominated intercompany loans to foreign subsidiaries having a different functional currency.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Mirant Corporation:

We have audited the consolidated balance sheets of Mirant Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mirant Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The Company has not presented the selected quarterly financial data specified by Item 302(a) of Regulation S-K, that the Securities and Exchange Commission requires as supplementary information to the basic financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the accompanying consolidated financial statements, the Company has a loss from continuing operations of $2.4 billion for the year ended December 31, 2002 and has sold significant assets during 2002 in order to generate additional liquidity. Furthermore, the Company has $1.8 billion in scheduled debt maturities during 2003, and does not project that it will have sufficient liquidity to repay such debt maturities as they come due. Therefore, the Company anticipates that it will be required to refinance significant debt obligations during 2003 in order to maintain continuing operations. All of these conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the accompanying consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets, and the impairment of long-lived assets and discontinued operations in 2002. Additionally in 2002, the Company changed the method of reporting gains and losses associated with energy trading contracts from the gross to the net method and retroactively reclassified the consolidated statements of operations for 2001 and 2000. The Company changed its method of accounting for derivative instruments and hedging activities in 2001.

As discussed in Note 3 to the accompanying consolidated financial statements, the Company has restated the consolidated balance sheet as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2001 and 2000, which consolidated financial statements were previously audited by other independent auditors who have ceased operations.

/s/ KPMG LLP

Atlanta, Georgia
April 29, 2003

MIRANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001 (Restated)	2000 (Restated)
	(In millions, except share data)		
Operating Revenues:			
Generation	$ 5,578	$7,484	$3,107
Integrated utilities and distribution	485	475	477
Net trading revenue	339	563	365
Other	34	2	2
Total operating revenues:	6,436	8,524	3,951
Operating Expenses:			
Cost of fuel, electricity and other products	4,214	5,560	2,163
Selling, general and administrative	581	877	465
Maintenance	152	183	143
Depreciation and amortization	288	372	300
Impairment losses and restructuring charges	973	82	—
Goodwill impairment	697	—	—
Gain on sales of assets, net	(41)	(2)	—
Other	480	426	207
Total operating expenses	7,344	7,498	3,278
Operating Income (Loss)	(908)	1,026	673
Other (Expense) Income, net:			
Interest income	38	118	176
Interest expense	(495)	(614)	(606)
Gain on sales of investments, net	329	—	19
Equity in income of affiliates	168	217	253
Impairment loss on minority owned affiliates	(467)	(3)	(18)
Receivables recovery	29	10	—
Other, net	(19)	30	48
Total other expense, net	(417)	(242)	(128)
Income (Loss) From Continuing Operations Before Income Taxes and Minority Interest	(1,325)	784	545
Provision for Income Taxes	949	256	158
Minority Interest	78	63	88
Income (Loss) From Continuing Operations	(2,352)	465	299
Income (Loss) from Discontinued Operations, net of tax (benefit) provision of $(55), $(42) and $(15) in 2002, 2001 and 2000, respectively	(86)	(56)	31
Net Income (Loss)	$(2,438)	$ 409	$ 330
Earnings (Loss) Per Share:			
Basic:			
From continuing operations	$ (5.85)	$ 1.36	$ 1.03
From discontinued operations	(0.21)	(0.16)	0.11
Net income (loss)	$ (6.06)	$ 1.20	$ 1.14
Diluted:			
From continuing operations	$ (5.85)	$ 1.34	$ 1.03
From discontinued operations	(0.21)	(0.15)	0.11
Net income (loss)	$ (6.06)	$ 1.19	$ 1.14

The accompanying notes are an integral part of these consolidated financial statements.

MIRANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001 (Restated)
	(In millions)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,708	$ 793
Funds on deposit	180	180
Receivables, less provision for uncollectibles of $191 and $191 for 2002 and 2001, respectively	2,092	2,804
Price risk management assets	1,536	1,120
Deferred income taxes	21	364
Assets held for sale	423	828
Other	541	564
Total current assets	6,501	6,653
Property, Plant and Equipment, net	8,419	7,522
Noncurrent Assets:		
Goodwill, net of accumulated amortization of $300 and $287 for 2002 and 2001, respectively	2,683	3,297
Other intangible assets, net of accumulated amortization of $60 and $58 for 2002 and 2001, respectively	535	808
Investments	296	2,303
Notes and other receivables, less provision for uncollectibles of $104 and $114 for 2002 and 2001, respectively	140	66
Price risk management assets	582	511
Deferred income taxes	17	661
Other	242	222
Total noncurrent assets	4,495	7,868
Total assets	$19,415	$22,043
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Short-term debt	$ 65	$ 55
Current portion of long-term debt	1,731	2,610
Accounts payable and accrued liabilities	2,359	2,639
Taxes accrued	86	67
Price risk management liabilities	1,535	1,294
Obligations under energy delivery and purchase commitments	567	503
Other	293	400
Total current liabilities	6,636	7,568
Noncurrent Liabilities:		
Long-term debt	7,091	5,825
Price risk management liabilities	1,196	1,373
Obligations under energy delivery and purchase commitments	335	829
Deferred income taxes	18	—
Other	534	552
Total noncurrent liabilities	9,174	8,579
Minority Interest in Subsidiary Companies	305	293
Company Obligated Mandatorily Redeemable Securities of a Subsidiary Holding Solely Parent Company Subordinated Debentures	345	345
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, $.01 par value, per share	4	4
Authorized — 2,000,000,000 shares		
Issued — December 31, 2002: 404,018,156 shares;		
— December 31, 2001: 400,880,937 shares		
Treasury — December 31, 2002: 100,000 shares		
— December 31, 2001: 100,000 shares		
Additional paid-in capital	4,899	4,884
Retained earnings (accumulated deficit)	(1,844)	594
Accumulated other comprehensive loss	(102)	(222)
Treasury stock, at cost	(2)	(2)
Total stockholders' equity	2,955	5,258
Total liabilities and stockholders' equity	$19,415	$22,043

The accompanying notes are an integral part of these consolidated statements.

MIRANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2002, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock	Comprehensive Income (Loss)
			(In millions)			
Balance, December 31, 1999 (as previously reported) ..	$—	$2,984	$ 207	$ (95)	$—	
Prior period adjustments....	—	6	53	—	—	
Balance, December 31, 1999 (as restated)	—	2,990	260	(95)	—	
Net income (as restated)	—	—	330	—	—	$ 330
Cumulative translation adjustment, net of tax..	—	—	—	(21)	—	(21)
Comprehensive income (as restated)						$ 309
Dividends and return of capital...............	—	(345)	(400)	—	—	
Capital contributions.....	—	14	—	—	—	
Common stock offering ..	3	1,428	—	—	—	
Balance, December 31, 2000 (as restated)	3	4,087	190	(116)	—	
Net income (as restated)	—	—	409	—	—	$ 409
Other comprehensive loss	—	—	—	(106)	—	(106)
Comprehensive income (as restated)						$ 303
Dividends.............	—	—	(5)	—	—	
Issuance of common stock	1	797	—	—	—	
Common stock repurchased, at cost ...	—	—	—	—	(2)	
Balance, December 31, 2001 (as restated)	4	4,884	594	(222)	(2)	
Net loss	—	—	(2,438)	—	—	$(2,438)
Other comprehensive loss	—	—	—	120	—	120
Comprehensive loss......						$(2,318)
Issuance of common stock	—	15	—	—	—	
Balance, December 31, 2002	$ 4	$4,899	$(1,844)	$(102)	$(2)	

The accompanying notes are an integral part of these consolidated statements.

MIRANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
		(Restated) (In millions)	(Restated)
Cash Flows from Operating Activities:			
Net (loss) income	$ (2,438)	$ 409	$ 330
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Equity in income of affiliates	(168)	(219)	(253)
Dividends received from equity investments	35	196	53
Depreciation and amortization	339	425	321
Amortization of obligations under energy delivery and purchase commitments:			
Transition power agreements	(423)	(417)	(12)
Other agreements	(7)	(13)	(15)
Impairment losses and restructuring charge	2,222	89	18
Price risk management activities, net	(135)	5	10
Deferred income taxes	974	91	169
Gain on sales of assets and investments	(362)	(8)	(19)
Minority interest	56	42	89
Other, net	148	39	5
Changes in operating assets and liabilities, excluding effects from acquisitions:			
Receivables, net	298	1,319	(2,010)
Other current assets	285	(369)	(248)
Other assets	(18)	(73)	4
Accounts payable and accrued liabilities	(281)	(1,438)	2,336
Taxes accrued	119	10	18
Other current liabilities	8	44	12
Other liabilities	(72)	8	(32)
Total adjustments	3,018	(269)	446
Net cash provided by operating activities	580	140	776
Cash Flows from Investing Activities:			
Capital expenditures	(1,512)	(1,780)	(614)
Cash paid for acquisitions	(111)	(1,352)	(1,673)
Issuance of notes receivable	(378)	(254)	(837)
Repayments on notes receivable	209	560	232
Disposal of Southern Company affiliates and other companies	—	(93)	—
Proceeds from the sale of assets	395	40	42
Proceeds from the sale of minority owned investments	2,282	—	—
Property insurance proceeds	7	13	22
Other	(18)	—	—
Net cash provided by (used in) investing activities	874	(2,866)	(2,828)
Cash Flows from Financing Activities:			
Issuance of short-term debt, net	6	(224)	1,849
Proceeds from issuance of long-term debt	2,598	4,002	329
Repayment of long-term debt	(3,100)	(2,366)	(491)
Proceeds from issuance of preferred securities	—	—	334
Payment of debt related derivatives	(60)	—	—
Change in debt service reserve fund	7	98	(143)
Proceeds from issuance of common stock	17	802	1,380
Capital contributions from Southern Company	—	—	65
Capital contributions from minority interests	29	47	14
Return of capital to Southern Company	—	—	(113)
Payment of dividends to Southern Company	—	—	(390)
Payment of dividends to minority interests	(20)	(28)	(28)
Purchase of treasury stock	—	(2)	—
(Repayment of) proceeds from commodity prepay transaction	(25)	217	—
Net cash (used in) provided by financing activities	(548)	2,546	2,806
Effect of Exchange Rate Changes on Cash and Cash Equivalents	9	18	(34)
Net Increase (Decrease) in Cash and Cash Equivalents	915	(162)	720
Cash and Cash Equivalents, beginning of year	793	955	235
Cash and Cash Equivalents, end of year	$ 1,708	$ 793	$ 955
Supplemental Cash Flow Disclosures:			
Cash paid for interest, net of amounts capitalized	$ 398	$ 366	$ 630
Cash paid (refunds received) for income taxes	$ (254)	$ 323	$ (136)
Business Acquisitions:			
Fair value of assets acquired	$ 114	$ 2,225	$ 6,533
Less cash paid	111	1,352	1,673
Liabilities assumed	$ 3	$ 873	$ 4,860

The accompanying notes are an integral part of these consolidated statements.

MIRANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

1. Description of Business and Organization

Overview. Mirant Corporation (formerly Southern Energy, Inc.) and its subsidiaries (collectively, "Mirant" or the "Company") is an international energy company, incorporated in Delaware on April 20, 1993. Prior to April 2, 2001, Mirant was a subsidiary of Southern Company ("Southern").

Mirant's revenues are generated through the production of electricity in the United States, the Philippines and the Caribbean. In addition, in North America Mirant trades and markets commodities to optimize the financial performance of its power generation business and to take proprietary commodity trading positions, primarily in regions where it owns generating facilities or other physical assets. In the Philippines, over 80% of the Company's generation output is sold under long-term contracts. The Company's operations in the Caribbean include fully integrated electric utilities, which generate power sold to residential, commercial and industrial customers. As of December 31, 2002, Mirant owned or controlled through lease or operating agreements more than 21,800 MW of electric generating capacity. In North America, the Company also had rights to approximately 3.1 billion cubic feet per day of natural gas production, more than 2.1 billion cubic feet per day of natural gas transportation and approximately 13.4 billion cubic feet of natural gas storage as of December 31, 2002.

Mirant manages its business through two principal operating segments. The Company's North America segment consists of power generation and commodity trading operations managed as an integrated business. The International segment includes power generation businesses in the Philippines, Curacao and Trinidad, Guam and integrated utilities in the Bahamas and Jamaica. In 2002, Mirant closed its European trading operations and sold its distribution and generation assets in Europe and Asia. Prior to their sale, the operations of these assets were previously reflected in the International segment.

Consolidated subsidiaries and equity affiliates, in which Mirant has less than 100% ownership at December 31, 2002, are as follows:

	Country of Operations	Year of Investment	Economic Ownership Percentage at December 31, 2002	Voting Interest Percentage at December 31, 2002
Entities Consolidated:				
Mirant Pagbilao Corporation ("Pagbilao")	Philippines	1997	87.2%	87.2%
Mirant Sual Corporation ("Sual")	Philippines	1997	91.9	91.9
Grand Bahama Power Company ("Grand Bahama Power")	Bahamas	1993	55.4	57.0
Jamaica Public Service Company ("JPSCo")	Jamaica	2001	80.0	80.0
Wrightsville Power Facility, L.L.C. ("Wrightsville")	United States	2000	51.0	51.0

	Country of Operations	Year of Investment	Economic Ownership Percentage at December 31, 2002	Voting Interest Percentage at December 31, 2002
Entities accounted for under the equity method:				
Birchwood Power Partners, L.P. ("Birchwood")	United States	1994	50.0%	50.0%
The Power Generation Company of Trinidad and Tobago ("PowerGen")	Trinidad	1994	39.0	39.0
KEPCO Ilijan Corporation ("Ilijan") ..	Philippines	2000	20.0	20.0
Curacao Utilities Company ("CUC") ..	Curacao, Netherlands Antilles	2001	25.5	25.5
Visayan Electric Company, Inc.	Philippines	2002	8.9	8.9

Restructuring. The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company has a loss from continuing operations of $2.3 billion for the year ended December 31, 2002 and has sold assets during 2002 in order to generate additional liquidity. Furthermore, the Company has $1.7 billion in scheduled debt maturities during 2003, and does not project that it will have sufficient liquidity to repay such debt maturities as they come due. Therefore, the Company anticipates that it will be required to restructure significant debt obligations during 2003 in order to maintain continuing operations. All of these conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management recognizes that the Company's continuation as a going concern is dependent upon its ability to restructure its upcoming debt obligations. The Company is working on a restructuring plan pursuant to which it will ask certain of its creditors to defer repayments of principal. Those creditors include holders of approximately $4.5 billion of bank facilities (including its turbine facility and prepaid gas transaction) and capital markets debt of Mirant Corporation and approximately $800 million of bank and capital markets debt of Mirant Americas Generation, LLC, a subsidiary. The purpose of the restructuring is to enable the Company to repay in full all of its obligations with interest, including unsecured long term indebtedness that is not extended. To reassure creditors who will be asked to extend maturities, all of whom are currently unsecured, the Company intends to offer security interests in substantially all of its and its subsidiaries unencumbered assets as well as terms more favorable to the creditors.

The restructuring of the debt of the Company is part of a broader effort to refocus the Company and restructure the business of the Company. Restructuring activities thus far include:

- The sale of our investments in the United Kingdom (WPD), Germany (Bewag), China and others. The proceeds from the sale of Bewag, Shajiao C and others, were used to reduce debt by $847 million. The net gains from the sale of investments decreased the 2002 net loss by $329 million, however, future earnings will be adversely impacted by the loss of the related income from these investments.

- The cancellation or sale of 70 turbines and power islands in order to reduce future expenditures. These actions increased the 2002 net loss by $586 million, but will reduce future cash expenditures by approximately $1.9 billion between 2003 and 2005. As of April 25, 2003, approximately $160 million in additional cash will be required to cancel or settle remaining obligations.

- The reduction of the workforce by approximately 655. This action resulted in a $50 million severance charge, but will result in significant payroll savings. The Company expects to continue to reduce its workforce as it exits additional activities.

- The purchase of $83 million of TIERS Fixed Rate Trust Certificates for approximately $51 million. TIERS Certificates represent beneficial interests in approximately $400 million aggregate principal amount of our 2.5% Convertible Senior Debentures, which are held as the underlying trust assets of a trust established on June 18, 2001 by Structured Products Corp., an indirect wholly-owned subsidiary and affiliate of Salomon Smith Barney Inc. The Company purchased the TIERS Certificates pursuant to an authorization by our board of directors to repurchase up to $500 million of the Company's debt securities as liquidity permits.

Mirant Corporation sought, and received, a waiver from the required lenders under its bank facilities for any potential breaches with respect to non-compliance with the recourse debt to recourse capital financial covenant, any potential breaches that could arise relating to our historical financial reporting requirements or representations or the inclusion in its independent auditors' report on the Company's annual financial statements of an explanatory paragraph stating that the Company has not presented the selected quarterly financial data specified by Item 302(a) of Regulation S-K, that the Securities and Exchange Commission requires as supplementary information to the basic financial statements. The lenders have agreed to such waiver through May 29, 2003, subject to certain terms and conditions, including limiting future use of the bank facilities to issuances of letters of credit and limiting capital expenditures and other material payments. The terms of the waiver provide for an additional extension, to July 14, 2003, with the prior written consent of lenders representing a majority of the committed amount under each of the facilities. Upon expiration or termination of the waiver, the lenders under the respective bank facilities would be able to restrict the issuance of additional letters of credit and/or declare an event of default and, after the respective cure or grace period, accelerate the indebtedness under such bank facilities. An acceleration of indebtedness under the Mirant Corporation bank facilities would cross accelerate approximately $910 million of Mirant Corporation capital markets and other indebtedness.

If the Company is successful in its restructuring efforts, it expects to meet its liquidity needs going forward through a combination of cash from operations, amounts available under its revolving credit facilities, existing cash balances and proceeds from asset sales. In addition, the anticipated contractions in the level of our trading and marketing activities are expected to reduce the need for collateral provided by letters of credit and cash deposits. There can be no assurance that the Company will be able to restructure its indebtedness or that its liquidity and capital resources will be sufficient to maintain its current operations. If the Company is not successful in its restructuring efforts and/or if a substantial portion of its indebtedness is accelerated, it would likely be required to seek bankruptcy court or other protection from its creditors. These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

2. Accounting and Reporting Policies

Basis of Presentation. The consolidated financial statements of Mirant are presented in United States dollars in conformity with accounting principles generally accepted in the United States. The financial statements include the accounts of Mirant and its wholly-owned as well as controlled majority-owned subsidiaries and have been prepared from records maintained by Mirant and its subsidiaries in their respective countries of operation.

All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in companies in which Mirant exercises significant influence over operating and financial policies are accounted for using the equity method. Majority or jointly owned affiliates, which Mirant does not control, are also accounted for using the equity method of accounting.

Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards. In June 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for the Company's 2003 fiscal year. Mirant adopted this statement on January 1, 2003. The impact of the adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize certain costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activities. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

The Company had previously reported the gross amounts of revenues and expenses relating to its energy trading activities. However, in accordance with the consensus reached in Emerging Issues Task Force ("EITF") Issue 02-03, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities," the Company is required to present such revenues and expenses net. Accordingly, the Company has reclassified its previously reported revenues and expenses relating to its energy trading activities in the accompanying consolidated statements of operations for all periods presented. These reclassifications reduced revenues and cost of fuel, electricity and other products by corresponding amounts but did not impact Mirant's gross margin or net income (loss).

See Note 3 for the financial statement effects of this accounting change.

In October 2002, the Task Force also reached a consensus in EITF Issue 02-03 to rescind EITF Issue 98-10. Accordingly, energy-related contracts that are not accounted for pursuant to SFAS No. 133, such as transportation contracts, storage contracts and tolling agreements, are required to be accounted for as executory contracts using the accrual method of accounting and not at fair value. Energy-related contracts that meet the definition of a derivative pursuant to SFAS No. 133 will continue to be carried at fair value. In addition, the Task Force observed that accounting for energy-related inventory at fair value by analogy to the consensus in EITF Issue 98-10 was no longer appropriate and that inventory should no longer be recognized at fair value. The effect of implementing the EITF consensus with respect to ceasing use of the fair value method of accounting for non-derivative energy trading contracts is currently being assessed by management and will be recorded as the cumulative effect of a change in accounting principle during the first quarter of 2003.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires that certain disclosures are to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods after December 15, 2002. The disclosures required by FIN 45 are included in Note 16.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). FIN 46 addresses the consolidation by business enterprises of variable interest entities, as defined in the interpretation. FIN 46 expands existing accounting guidance regarding when a company should include in its financial statements the assets, liabilities and activities of another entity. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to variable interest entities created before February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

Revenue Recognition. Mirant recognizes generation revenue from the sale of energy and integrated utilities and distribution revenue from the sale and distribution of energy when earned and collection is probable. The Company recognizes revenue when electric power is delivered to a customer pursuant to contractual commitments that specify volume, price and delivery requirements. When a long-term electric power agreement conveys the right to use the generating capacity of Mirant's plant to the buyer of the electric power, that agreement is evaluated to determine if it is a lease of the generating facility rather than a sale of electric power.

The Company may choose not to operate certain generating plants, but purchase electric power to meet its contractual energy sales commitments. The resale of electric power purchased is recorded as revenue and the cost of power purchased is recorded as operating expense.

Commodity Trading Activities. Commodity trading activities are accounted for under the mark-to-market method. Under the mark-to-market method of accounting, energy trading contracts are recorded at fair value in the accompanying consolidated balance sheets. The determination of fair value considers various factors, including closing exchange or OTC market price quotations, time value and volatility factors underlying options and contractual commitments, price activity for equivalent or synthetic instruments in markets located in different time zones and counterparty credit quality. The net realized gain or loss and net unrealized gain or loss resulting from the change in the fair value of these energy trading contracts are reported as "net trading revenues." Prior to the effective date of EITF 02-03, all energy trading contracts including transportation and storage contracts and inventory held for trading purposes were marked-to-market under the provisions of EITF 98-10.

Subsequent to the rescission of EITF 98-10 the mark-to-market method is used to account for energy trading contracts entered into after October 25, 2002 that meet the criteria of derivative financial instruments pursuant to SFAS No. 133. These criteria require these contracts to be related to future periods, to contain one or more underlyings and one or more notional amounts, require little or no initial net investment and to have terms that require or permit net settlement of the contract in cash or its equivalent. As these transactions may be settled in cash, the fair value of the assets and liabilities associated with these transactions is reported at estimated settlement value based on current prices and rates as of each balance sheet date. The net unrealized gains or losses resulting from the revaluation of these contracts during the period are recognized currently in net trading revenues in the accompanying consolidated statements of operations. Assets and liabilities associated with energy trading activities are reflected in our consolidated balance sheet as price risk management assets and liabilities, classified as short-term (i.e., current) or long-term based on the term, or tenor, of the contracts.

The fair values of swap agreements, swap options, caps and floors and forward contracts in a net receivable position, as well as options held, are reported as price risk management assets in the accompanying consolidated balance sheets. Similarly, financial instruments and contractual commitments in a net payable position, as well as options written, are reported as price risk management liabilities in the accompanying consolidated balance sheets. The price risk management assets and liabilities associated with financial instruments and contractual commitments are reported net by counterparty, provided a legally enforceable master netting agreement exists, and are netted across products when such provisions are stated in the master netting agreement.

Derivative Financial Instruments. SFAS No. 133 requires that derivative financial instruments be recorded in the balance sheet at fair value as either assets or liabilities, and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized currently in earnings. If the derivative is designated as a cash flow hedge, the changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and the realized gains and losses related to these derivatives are recognized in earnings in the same period as the settlement of the underlying hedged transaction. Any ineffectiveness relating to cash flow hedges is recognized currently in earnings. The assets and liabilities related to derivative instruments for which hedge accounting criteria are met are reflected within other current and non-current assets and liabilities in the accompanying consolidated balance sheets. The assets and liabilities related to derivative instruments that do not qualify for hedge accounting treatment are included in price risk management assets and liabilities. Many of Mirant's power sales and fuel supply agreements that otherwise would be required to follow derivative accounting qualify as normal purchases and normal sales under SFAS No. 133 and are therefore exempt from fair value accounting treatment. The majority of the Company's commodity derivative financial instruments do not qualify for hedge accounting and therefore changes in such instruments' fair value are recognized currently in earnings.

Concentration of Revenues and Credit Risk. Revenues earned from California Department of Water Resources ("DWR") approximated 37% of Mirant's total revenues for the year ended December 31, 2001. During 2002 and 2000, revenue earned from a single customer did not exceed 10% of Mirant's total revenues. As of December 31, 2002, no customer represented more than 10% of Mirant's total credit exposure.

Interest Rate and Foreign Currency Financial Instruments. Mirant's policy is to manage interest expense using a combination of fixed- and variable-rate debt. The Company also enters into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed- and variable-interest amounts calculated by reference to agreed-upon notional principal amounts. These swaps are designated to hedge the interest rate exposure arising from variable rate debt obligations. For qualifying hedges, changes in the fair value of the swaps are deferred in OCI, net of tax, and are reclassified from OCI to interest expense as an adjustment of interest expense over the term of the debt. Gains and losses resulting from the termination of qualifying hedges prior to their stated maturities are recognized as interest expense ratably over the remaining term of the hedged debt instrument. For non-qualifying hedges, changes in fair values of the swaps are recognized currently in earnings.

From time-to-time, Mirant has used currency swaps and currency forwards to hedge its net investments in certain foreign subsidiaries. Unrealized gains or losses on these derivatives are designated as hedges of net investments and are offsets against the unrealized foreign currency translation gains or losses recorded in OCI relating to these investments. The Company does not have any foreign exchange contracts outstanding at December 31, 2002 that are designated as hedges of its investments in foreign countries. Occasionally, the Company will use currency forwards to manage the effect of exchange rate fluctuations on forecasted transactions denominated in a foreign currency. In addition, Mirant has also utilized currency swaps to hedge the effect of exchange rate fluctuations on foreign currency denominated debt and the interest rate exposure.

Cash and Cash Equivalents. Mirant considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash. Restricted cash is included in funds on deposit and other noncurrent assets in the accompanying consolidated balance sheets and amounted to $236 million and $242 million, respectively, at December 31, 2002 and 2001. Cash is restricted primarily due to debt service reserve requirements under Mirant's project financing in the Philippines and deposits to support letters of credit and deposits held by commodity trading counterparts.

Receivables. Receivables, less provision for uncollectibles of $191 million and $191 million for 2002 and 2001, respectively, consisted of the following at December 31, 2002 and 2001 (in millions).

	2002	2001
Customer accounts	$1,749	$2,120
Notes receivable	102	26
Other	381	724
	$2,232	$2,870

During 2002, Mirant received $29 million as final payment related to receivables that were acquired in conjunction with the acquisition of Consolidated Electric Power Asia Limited. During 2001, Mirant received $10 million related to these receivables. No amounts were received in 2000. At the time of the acquisition, Mirant did not record any value for the receivables due to the uncertain credit standing of the party from whom the receivables were due. Consequently, all amounts received have been recorded as income in the accompanying consolidated statements of operations.

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings (Loss) Per Share. Basic earnings (loss) per share is calculated by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed using the weighted average number of shares of common stock and dilutive potential common shares, including common shares from stock options using the treasury stock method and assumed conversion of convertible debt securities using the if-converted method.

Inventory. Inventory consists primarily of natural gas, fuel, oil, coal and purchased emission certificates. Commodity trading inventory acquired prior to October 26, 2002 is stated at fair value. All other inventories, including commodity trading inventory acquired after October 25, 2002, is stated at the lower of cost, computed using an average cost basis, or market value.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost, which includes materials, labor, and associated payroll-related and overhead costs and the cost of financing construction. The cost of routine maintenance and repairs, such as inspections and corrosion removal, and the replacement of minor items of property are charged to expense as incurred. Certain expenditures incurred during a major maintenance outage of a generating plant are capitalized, including the replacement of major component parts and labor and overheads incurred to install the parts. Depreciation of the recorded cost of depreciable property, plant and equipment is provided by using primarily composite rates. Upon the retirement or sale of property, plant and equipment the cost of such assets and the related accumulated depreciation are removed from the consolidated balance sheet. No gain or loss is recognized for ordinary retirements in the normal course of business since the composite depreciation rates used by Mirant take into account the effect of interim retirements.

Capitalization of Interest Cost. Mirant capitalizes interest on projects during the advanced stages of development and during the construction period, in accordance with SFAS No. 34, "Capitalization of Interest Cost," as amended. The Company determines which debt instruments represent a reasonable measure of the cost of financing construction assets in terms of interest cost incurred that otherwise could have been avoided. These debt instruments and associated interest cost are included in the calculation of the weighted average interest rate used for determining the capitalization rate. Upon commencement of commercial operations of the plant or project, capitalized interest, as a component of the total cost of the plant, is amortized over the estimated useful life of the plant or the life of the cooperation period of the various energy conversion agreements. For the years ended December 31, 2002, 2001 and 2000, the Company incurred the following interest costs (in millions):

	2002	2001	2000
Total interest costs	$ 594	$692	$628
Capitalized and included in construction work in progress	(99)	(78)	(22)
Interest expense	$ 495	$614	$606

As part of Mirant's operational restructuring plan announced in March of 2002 (the "March 2002 Plan"), substantially all construction on several projects has been suspended and Mirant no longer capitalizes interest on these projects.

Leasehold Interests. Certain of Mirant's Asian power generation facilities are developed under "build, operate, and transfer agreements" with government controlled agencies of the respective local country government. Under these agreements, Mirant builds power generation facilities, operates them for a period of years (a "cooperation period") and transfers ownership to the local country government at the end of the cooperation period. During construction, the cost of these facilities is recorded as construction work in progress. Upon completion of a facility, its entire cost is reclassified to leasehold interests where the balance is amortized over the term of the agreement.

Goodwill and Intangible Assets. Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") as of January 1, 2002. Under SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

SFAS No. 142 requires that a goodwill impairment evaluation be performed upon adoption of the standard, annually, and between annual tests upon the occurrence of certain events. Upon adoption of SFAS No. 142, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and intangible assets, to those reporting units as of January 1, 2002. In performing the impairment evaluation, the Company estimates the fair value of each reporting unit and compares it to the carrying amount of that reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of that reporting unit, the Company is required to perform the second step of the impairment test. In this step, the Company compares the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations" ("SFAS No. 141"). The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Upon the adoption of SFAS No. 142, the fair value of each of the Company's reporting units exceeded the carrying amount of the reporting unit in the transition test and no impairment charge was recognized. See Note 8 for a discussion of the 2002 annual impairment test.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 30 to 40 years, and assessed for recoverability by determining whether the goodwill balance could be recovered through projected undiscounted future operating cash flows. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows.

Mirant recognizes specifically identifiable intangible assets when specific rights or contracts are acquired. Intangible assets are amortized on a straight-line basis over the lesser of their contractual or estimated useful lives, ranging up to 40 years. The cost of certain rights acquired, such as operating permits, are included in property, plant and equipment in the accompanying consolidated balance sheets as they are considered an integral part of the tangible assets.

Impairment of Long-Lived Assets. Mirant evaluates long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, in accordance with SFAS No. 144. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated discounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the accompanying consolidated balance sheets and are reported at the lower of the carrying amount or fair value less costs to sell, and are not depreciated. The assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS No. 144, the Company accounted for the impairment of long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Stock-Based Compensation. Mirant accounts for its stock-based employee compensation plans under the intrinsic-value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under this method, compensation expense for employee stock options is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation" established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each period (in millions, except per share data). See also Note 12.

	December 31,		
	2002	2001 (Restated)	2000 (Restated)
Net income (loss), as reported	$(2,438)	$ 409	$ 330
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(24)	(27)	(12)
Pro forma net income (loss)	$(2,462)	$ 382	$ 318
Earnings (loss) per share:			
Basic — as reported	$ (6.06)	$1.20	$1.14
Basic — pro forma	$ (6.12)	$1.12	$1.10
Diluted — as reported	$ (6.06)	$1.19	$1.14
Diluted — pro forma	$ (6.12)	$1.11	$1.10

Foreign Currency Translation. For international operations in which the Company considers the functional currency to be the local currency, the foreign currency is translated into United States dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from translation of financial statements of foreign operations are reported in accumulated other comprehensive loss. For international operations in which the Company considers the functional currency to be the United States dollar, transactions denominated in currencies other than the United States dollar are translated into United States dollars. Gains or (losses) on such transactions are recognized in earnings and amounted to $2 million, $(7) million and $2 million in 2002, 2001 and 2000, respectively.

3. Restatement and Reclassifications

Prior to filing its second quarter 2002 Form 10-Q, the Company identified a number of accounting errors in its previously issued financial statements due to a material weakness in its accounting controls. As a result, we completed a comprehensive analysis of our financial statements and accounting records and identified a number of additional errors. . .

The Company's 2001 and 2000 consolidated financial statements have been restated to correct certain accounting errors made in preparing those financial statements. In addition, the Company has reclassified certain amounts in the 2001 and 2000 consolidated financial statements to reflect the adoption of new accounting standards. The reclassifications include the net presentation of revenues and expenses associated with energy trading activities required by EITF Issue 02-03, and the presentation of discontinued operations discussed below.

Discontinued Operations

The financial statements for prior years have been restated to report the revenues and expenses of the components of the Company that were disposed of separately as discontinued operations. Income (loss) from discontinued operations for 2002, 2001 and 2000 includes the following components of the Company that have been disposed of: Mirant Americas Energy Capital, LP ("Mirant Americas Energy Capital"), Mirant Americas Production Company in Louisiana, MAP Fuels Limited in Queensland, Australia, the State Line generating facility in Indiana and the Neenah generating facility in Wisconsin.

Income (loss) from discontinued operations for 2001 and 2000 also includes the operations of SE Finance Capital Corporation ("SE Finance"), which was distributed to Southern on March 5, 2001, as part of Mirant's spin-off from Southern. The Company recorded impairment charges of approximately $146 million in 2002 relating to certain of these discontinued operations, which are included in the operating expenses caption below. See Note 6 for a discussion of these dispositions.

A summary of the operating results for these discontinued operations for the years ended December 31, 2002, 2001 and 2000 follows (in millions):

	December 31,		
	2002	2001	2000
Operating revenue	$ 100	$(23)	$ 78
Lease income	—	10	59
Operating expenses	(241)	(84)	(99)
Equity in loss of affiliates	—	(1)	(22)
Income (loss) before income taxes	(141)	(98)	16
Income tax benefit	55	42	15
Net income (loss)	$ (86)	$(56)	$ 31

The table below presents the components of the balance sheet accounts classified as current assets and liabilities held for sale as of December 31, 2002 and 2001 (in millions):

	December 31,	
	2002	2001
Current Assets:		
Current assets	$ 69	$ 79
Property, plant and equipment	117	485
Investments	7	12
Notes receivable	227	205
Intangibles	—	20
Other assets	3	27
Total current assets held for sale	$ 423	$828
Current Liabilities:		
Taxes and other payables	$ 8	$ 44
Deferred taxes	3	14
Debt	100	150
Other liabilities	4	4
Total current liabilities related to assets held for sale	$ 115	$212

Reclassifications

The Company had previously reported the gross amounts of revenues and expenses relating to its energy trading activities. However, in accordance with the consensus reached in EITF Issue 02-03, the Company now presents such revenues and expenses on a net basis. The Company has reclassified its previously reported revenues and expenses relating to its energy trading activities in the accompanying consolidated statements of operations for all periods presented to conform to this new method of presentation. These reclassifications reduced revenues and cost of fuel, electricity and other products by corresponding amounts but did not impact Mirant's gross margin or net income (loss). See Note 2.

Restatement of Consolidated Financial Statements

In addition to the changes to the Company's previously issued financial statements required by the adoption of SFAS No. 144 and EITF Issue 02-03, management has identified certain errors which necessitated a restatement of the Company's 2001 and 2000 consolidated financial statements. The following tables and discussion highlight the effects of the restatement adjustments and reclassifications on the previously reported consolidated statements of operations for 2001 and 2000 (in millions).

Consolidated Statements of Operations

	For the Year Ended December 31, 2001				
		Increase (Decrease) Due To:			
	As Previously Reported	Discontinued Operations	EITF Issue 02-03	Restatement Adjustments	As Restated
Operating Revenues:					
Generation	$30,979	$ (74)	$(23,438)	$ 17	$7,484
Integrated utilities and distribution	475	—	—	—	475
Net trading revenue	—	126	433	4	563
Other	48	(29)	—	(17)	2
Total operating revenues	31,502	23	(23,005)	4	8,524
Operating Expenses:					
Cost of fuel, electricity and other products	28,434	(1)	(23,005)	132	5,560
Selling, general and administrative	974	(59)	—	(38)	877
Maintenance	141	(7)	—	49	183
Depreciation and amortization	396	(22)	—	(2)	372
Impairment losses and restructuring charges	85	(4)	—	1	82
Gain on sales of assets, net	—	5	—	(7)	(2)
Other	453	(16)	—	(11)	426
Total operating expenses	30,483	(104)	(23,005)	124	7,498
Operating Income (Loss)	1,019	127	—	(120)	1,026
Other (Expense) Income, net:					
Interest income	129	(11)	—	—	118
Interest expense	(560)	9	—	(63)	(614)
Gain on sales of investments, net	4	—	—	(4)	—
Equity in income of affiliates	245	(2)	—	(26)	217
Impairment loss on minority owned affiliates	—	—	—	(3)	(3)
Receivables recovery	10	—	—	—	10
Other, net	38	(8)	—	—	30
Total other expense, net	(134)	(12)	—	(96)	(242)

	For the Year Ended December 31, 2001				
		Increase (Decrease) Due To:			
	As Previously Reported	Discontinued Operations	EITF Issue 02-03	Restatement Adjustments	As Restated
Income (Loss) From Continuing Operations Before Income Taxes and Minority Interest	885	115	—	(216)	784
Provision (Benefit) for Income Taxes	260	42	—	(46)	256
Minority Interest	62	—	—	1	63
Income (Loss) From Continuing Operations	563	73	—	(171)	465
Income (Loss) from Discontinued Operations, net of taxes of $(42)	5	(73)	—	12	(56)
Net Income (Loss)	$ 568	$ —	$ —	$ (159)	$ 409
Earnings (Loss) Per Share:					
Basic:					
From continuing operations	$ 1.65				$ 1.36
From discontinued operations	0.01				(0.16)
Net income	$ 1.66				$ 1.20
Diluted:					
From continuing operations	$ 1.62				$ 1.34
From discontinued operations	0.01				(0.15)
Net income	$ 1.63				$ 1.19

Operating revenue for 2001 was adjusted by $4 million primarily as a result of the following restatement adjustments:

- the reduction by $245 million for certain power purchase agreements previously accounted for as executory contracts that are now reflected at fair value under SFAS No. 133;
- the reduction for $39 million of mark-to-market gains on energy loans held by Mirant's Energy Capital business, which were previously accounted for at fair value;
- an increase of $132 million to record a full requirements contract in Texas at fair value; and
- an increase of $196 million to reflect the fair value of certain commodity financial instruments previously accounted for as cash flow hedges under SFAS No. 133.

Cost of fuel, electricity and other products, excluding depreciation, for 2001 was adjusted by $132 million primarily as a result of mark-to-market accounting adjustments to our natural gas trading business of $80 million and the reversal of $33 million of power purchase agreement contra-expense amortization in 2001 due to the change in the accounting for these power purchase agreements to fair value accounting.

Selling, general and administrative expense was adjusted by $38 million for 2001 primarily as a result of the reclassification of labor costs to maintenance expense.

Maintenance expense was increased by $49 million primarily as a result of the reclassification of maintenance labor costs previously classified as selling, general and administrative expense and other operating expenses.

Other operating expenses were adjusted by $11 million for 2001 primarily as a result of reclassifications of labor costs to maintenance expense.

Interest expense was adjusted by $63 million primarily as a result of losses on interest rate hedges previously accounted for as cash flow hedges under SFAS No. 133. Accordingly, swap breakage costs incurred in 2001 of approximately $42 million are now reflected as interest expense in 2001, rather than such costs being deferred in OCI and amortized to interest expense over the life of the related debt.

Equity in income of affiliates was adjusted by $26 million, primarily as a result of changes in the timing of income recognition from the Company's Bewag investment between 2001 and 2000.

The provision for income tax for 2001 was adjusted primarily as a result of: $4 million of additional income tax expense recorded in Asia, $21 million of additional income tax expenses related to WPD; the tax effect of restatement adjustments in 2001 described above; and various adjustments related to U.S. residual taxes or non-consolidated equity interests.

	For the Year Ended December 31, 2000				
		Increase (Decrease) Due To:			
	As Previously Reported	Discontinued Operations	EITF Issue 02-03	Restatement Adjustments	As Restated
Operating Revenues:					
Generation	$12,816	$(66)	$(9,545)	$ (98)	$3,107
Integrated utilities and distribution	477	—	—	—	477
Net trading revenue	—	(2)	360	7	365
Other	22	(10)	—	(10)	2
Total operating revenues	13,315	(78)	(9,185)	(101)	3,951
Operating Expenses:					
Cost of fuel, electricity and other products	11,437	(1)	(9,185)	(88)	2,163
Selling, general and administrative	512	(43)	—	(4)	465
Maintenance	136	(8)	—	15	143
Depreciation and amortization	317	(11)	—	(6)	300
Impairment losses and restructuring charges	18	—	—	(18)	—
Other	231	(12)	—	(12)	207
Total operating expenses	12,651	(75)	(9,185)	(113)	3,278
Operating Income (Loss)	664	(3)	—	12	673
Other (Expense) Income, net:					
Interest income	187	(11)	—	—	176
Interest expense	(615)	14	—	(5)	(606)
Gain on sales of investments, net	20	—	—	(1)	19
Equity in income of affiliates	196	—	—	57	253
Impairment loss on minority owned affiliates	—	—	—	(18)	(18)
Other, net	50	(12)	—	10	48
Total other expense, net	(162)	(9)	—	43	(128)

	For the Year Ended December 31, 2000				
		Increase (Decrease) Due To:			
	As Previously Reported	Discontinued Operations	EITF Issue 02-03	Restatement Adjustments	As Restated
Income (Loss) From Continuing Operations Before Income Taxes and Minority Interest	502	(12)	—	55	545
Provision (Benefit) for Income Taxes	86	(15)	—	87	158
Minority Interest	84	—	—	4	88
Income (Loss) From Continuing Operations	332	3	—	(36)	299
Income (Loss) from Discontinued Operations, net of taxes of $(15)	27	(3)	—	7	31
Net Income (Loss)	$ 359	$ —	$ —	$ (29)	$ 330
Earnings (Loss) Per Share:					
Basic:					
From continuing operations	$ 1.15				$ 1.03
From discontinued operations	0.09				0.11
Net income	$ 1.24				$ 1.14
Diluted:					
From continuing operations	$ 1.15				$ 1.03
From discontinued operations	0.09				0.11
Net income	$ 1.24				$ 1.14

Operating revenue for 2000 was adjusted by $101 million primarily as a result of the following restatement adjustments:

- the reduction by $45 million relating to the Company's overstatement of $85 million of natural gas inventories (the remainder reduces revenues in 2000 and prior years);
- a reduction of $30 million to record a full requirements contract in Texas at fair value; and
- the reduction of $23 million of mark-to-market gains on energy loans held by Mirant's Energy Capital business, which were previously accounted for at fair value.

Cost of fuel, electricity and other products was adjusted by $88 million primarily as a result of the reversal of $86 million of expenses associated with a full requirements contract in Texas, due to the change in accounting for this contract to fair value accounting.

Equity in earnings of affiliates was adjusted by $57 million, primarily as a result of benefits from the reduction of the tax rate in Germany in 2000, which were not previously recognized.

Provision for income tax for 2000 was adjusted primarily as a result of the income tax effect of a currency devaluation in the Philippines of $35 million which had not been previously recognized and $62 million of additional expense related to Bewag and the tax effect of restatement adjustments in 2000 described above.

Consolidated Balance Sheets

	At December 31, 2001			
		Increase (Decrease) Due To:		
	As Previously Reported	Discontinued Operations	Restatement Adjustments	As Restated
ASSETS				
Current Assets:				
Cash and cash equivalents	$ 836	$ (8)	$ (35)	$ 793
Funds on deposit	—	—	180	180
Receivables, less provision for uncollectibles of $191	3,018	(30)	(184)	2,804
Price risk management assets	1,458	(13)	(325)	1,120
Deferred income taxes	364	(16)	16	364
Assets held for sale	—	828	—	828
Other	1,091	(12)	(515)	564
Total current assets	6,767	749	(863)	6,653
Property, Plant and Equipment, net	7,847	(485)	160	7,522
Noncurrent Assets:				
Goodwill, net of accumulated amortization of $275	3,245	(5)	57	3,297
Other intangible assets, net of accumulated amortization of $70	869	(15)	(46)	808
Investments	2,244	(12)	71	2,303
Notes and other receivables, less provision for uncollectibles of $96	287	(205)	(16)	66
Price risk management assets	709	—	(198)	511
Deferred income taxes	402	—	259	661
Other	384	(27)	(135)	222
Total noncurrent assets	8,140	(264)	(8)	7,868
Total assets	$22,754	$ —	$ (711)	$22,043
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Short-term debt	$ 55	$ —	$ —	$ 55
Current portion of long-term debt	2,604	—	6	2,610
Accounts payable and accrued liabilities	2,724	(24)	(61)	2,639
Taxes accrued	161	(14)	(80)	67
Price risk management liabilities	1,409	(6)	(109)	1,294
Obligations under energy delivery and purchase commitments	635	—	(132)	503
Other	478	208	(286)	400
Total current liabilities	8,066	164	(662)	7,568
Noncurrent Liabilities:				
Long-term debt	5,824	(150)	151	5,825
Price risk management liabilities	624	—	749	1,373
Obligations under energy delivery and purchase commitments	1,376	—	(547)	829
Deferred income taxes	109	(14)	(95)	—
Other	630	—	(78)	552
Total noncurrent liabilities	8,563	(164)	180	8,579
Minority Interest in Subsidiary Companies	282	—	11	293
Company Obligated Mandatorily Redeemable Securities of a Subsidiary Holding Solely Parent Company Subordinated Debentures	345	—	—	345

	At December 31, 2001			
		Increase (Decrease) Due To:		
	As Previously Reported	Discontinued Operations	Restatement Adjustments	As Restated
Stockholders' Equity:				
Common stock	4	—	—	4
Additional paid-in capital	4,886	—	(2)	4,884
Retained earnings	729	—	(135)	594
Accumulated other comprehensive loss	(119)	—	(103)	(222)
Treasury stock, at cost	(2)	—	—	(2)
Total stockholders' equity	5,498	—	(240)	5,258
Total Liabilities and Stockholders' Equity	$22,754	$ —	$ (711)	$22,043

Funds on deposit have been reclassified from other current assets to a separate line on the consolidated balance sheet.

Receivables, net was adjusted by $184 million primarily due to the reduction of customer receivables by $152 million due to cash receipts in 2001 previously not recorded as such, and due to the reduction of accrued revenues by $85 million due to an error associated with the accounting for sales of natural gas.

Price risk management assets, current and noncurrent, were adjusted by $523 million, primarily due to the elimination of intracompany positions.

Other current and other noncurrent assets were adjusted by $650 million primarily due to a change in the accounting for certain derivative financial instruments from hedge accounting to fair value accounting through earnings.

Property, plant and equipment, net was adjusted by $160 million primarily due to the change in accounting for certain leases from operating leases to capital leases of $132 million and additional accruals for construction work in progress of $26 million.

Other intangible assets were adjusted by $46 million primarily as a result of reclassifications of trading rights associated with the Company's New York business unit being reclassified to goodwill. This increase to goodwill was partly offset by finalizing purchase accounting for the Company's Jamaica acquisition.

Price risk management liabilities, current and noncurrent, were adjusted by $109 million and $749 million, respectively, primarily due to the reclassification of the estimated fair value of power purchase agreements of approximately $914 million and the reclassification of certain derivative financial instruments to price risk management liabilities, partly offset by the elimination of intercompany positions discussed above.

Obligations under energy delivery and purchase commitments were adjusted by $679 million primarily due to the reclassification of a power purchase agreement to price risk management liabilities as discussed above.

Long-term debt was adjusted primarily due to the change in accounting for certain leases from operating leases to capital leases.

Accumulated other comprehensive loss was adjusted by $103 million during 2001 primarily as a result of errors in the Company's accounting for certain commodity financial instruments as hedging instruments. Certain gains previously deferred in OCI are now reflected in earnings due to the change in accounting for commodity financial instruments at fair value rather than as hedges.

Additional paid-in capital at December 31, 1999 has been adjusted primarily to reflect a non-cash transfer of employee obligations by Mirant to Southern Company.

Retained earnings at December 31, 1999 has been restated to reflect the prior period adjustment in the accompanying consolidated statements of shareholders' equity, and increased by $53 million, as a result of the restatement adjustments. This increase in the retained earnings balance is primarily due to $49 million of tax benefits relating to the devaluation of the Philippine Peso relative to the United States dollar that occurred in the Philippines from 1997 through 1999 but were not previously recognized in the consolidated financial statements.

Consolidated Statements Of Cash Flows

	For the Year Ended December 31, 2001		For the Year Ended December 31, 2000	
	As Previously Reported	As Restated	As Previously Reported	As Restated
Cash Flows from Operating Activities:				
Net income	$ 568	$ 409	$ 359	$ 330
Adjustments to reconcile net income to net cash provided by operating activities:				
Equity in income of affiliates	(243)	(219)	(174)	(253)
Dividends received from equity investments	196	196	53	53
Depreciation and amortization	427	425	333	321
Amortization of obligations under energy delivery and purchase commitments:	(338)	*	(33)	*
Transition power agreements	*	(417)	*	(12)
Other agreements	*	(13)	*	(15)
Impairment loss and restructuring charge	85	89	18	18
Commodity trading activities, net	(54)	5	(46)	10
Deferred income taxes	192	91	114	169
Gain on sales of assets	(4)	(8)	(20)	(19)
Minority interest	41	42	84	89
Other, net	57	39	45	5
Changes in operating assets and liabilities				
Receivables, net	1,076	1,319	(2,515)	(2,010)
Other current assets	(147)	(369)	(21)	(248)
Other assets	*	(73)	*	4
Accounts payable and accrued liabilities	(1,674)	(1,438)	2,694	2,336
Taxes accrued	(53)	10	69	18
Other current liabilities	42	44	12	12
Other liabilities	140	8	(11)	(32)
Total adjustments	(257)	(269)	602	446
Net cash provided by operating activities	311	140	961	776
Cash Flows from Investing Activities:				
Capital expenditures	(1,761)	(1,780)	(616)	(614)
Cash paid for acquisitions	(1,348)	(1,352)	(3,147)	(1,673)
Issuance of notes receivable	(270)	(254)	(864)	(837)

	For the Year Ended December 31, 2001		For the Year Ended December 31, 2000	
	As Previously Reported	As Restated	As Previously Reported	As Restated
Repayment on notes receivable	560	560	232	232
Disposal of Southern Company affiliates and other companies	(93)	(93)	—	—
Proceeds from the sale of assets	40	40	1,542	42
Property insurance proceeds	13	13	22	22
Net cash used in investing activities	(2,859)	(2,866)	(2,831)	(2,828)
Cash Flows from Financing Activities:				
Issuance of short-term debt, net	(238)	(224)	1,761	1,849
Proceeds from issuance of long-term debt	4,002	4,002	329	329
Repayment of long-term debt	(2,366)	(2,366)	(491)	(491)
Proceeds from issuance of preferred securities	—	—	334	334
Change in debt service reserve fund	99	98	(143)	(143)
Proceeds from issuance of common stock	803	802	1,380	1,380
Capital contributions from Southern Company	—	—	65	65
Capital contributions from minority interests	47	47	14	14
Return of capital to Southern Company	—	—	(113)	(113)
Payment of dividends to Southern Company	—	—	(390)	(390)
Payment of dividends to minority interests	(28)	(28)	(28)	(28)
Purchase of treasury stock	(2)	(2)	—	—
(Repayments of) proceeds from commodity prepay transaction	—	217	—	—
Net cash provided by financing activities	2,317	2,546	2,718	2,806
Effect of Exchange Rate Changes on Cash and Cash Equivalents	18	18	(34)	(34)
Net Increase (Decrease) in Cash and Cash Equivalents	(213)	(162)	814	720
Cash and Cash Equivalents, beginning of year	1,049	955	235	235
Cash and Cash Equivalents, end of year	$ 836	$ 793	$ 1,049	$ 955

* Classification of certain amounts has changed in the current year.

Operating cash flows in 2001 decreased by $171 million primarily due to the reclassification of $217 million in proceeds from a commodity prepay transaction to financing activities. Cash flows from financing activities in 2001 were increased by a corresponding amount.

Operating cash flows in 2000 have been adjusted by $185 million primarily as a result of the reclassification of $88 million of proceeds from notes payable previously classified as cash flows from operating activities as well as the reclassification of $73 million of cash associated with discontinued operations to assets held for sale. Cash paid for acquisitions and proceeds from sales of assets were each reduced by $1.5 billion to eliminate amounts attributable to the operating leases for the Morgantown and

Dickerson facilities which were previously accounted for as a sale-leaseback transaction. Financing cash flows increased $88 million as a result of the reclassification of the proceeds from the loan discussed above.

4. Financial Instruments

Derivative Financial Instruments

In connection with its power generation business in North America, Mirant enters into a variety of short and long-term agreements to acquire the fuel for generating electricity, as well as to sell the electricity produced. A portion of the Company's fuel is also purchased in the spot market and a portion of the electricity it produces is sold in the spot market. As a result, the Company's financial performance varies depending on changes in the prices of these commodities.

From time-to-time, the Company enters into derivative financial instruments to manage the market risks associated with the electricity produced by its power plants that are not covered by long-term, fixed price contracts. Mirant enters into a variety of contractual agreements, such as forward purchase and sale agreements, and futures, swaps and option contracts. Futures and option contracts are traded on a national exchange and swaps and option contracts are traded in over-the-counter financial markets. These contractual agreements have varying terms and durations, or tenors, which range from a few days to a number of years, depending on the instrument.

As discussed in Note 3, the Company has subsequently determined that all of the Company's commodity derivative financial instruments previously accounted for as cash flow hedges under SFAS No. 133 do not qualify for cash flow hedge accounting. Accordingly, all unrealized gains and losses associated with these derivative transactions, previously deferred, have now been recognized in earnings as incurred in 2002 and 2001.

In addition, the Company has subsequently determined that certain of the Company's power purchase agreements are derivative financial instruments and subject to fair value accounting under SFAS No. 133. Previously, the Company believed the agreements qualified for the "normal purchase/normal sale" exclusion under SFAS No. 133 and had accounted for the agreements as executory contracts under accrual accounting.

Proprietary Trading Activities

In addition to managing commodity price risk for its generation assets, Mirant also engages in proprietary trading, primarily in regions where it owns generating facilities or other physical assets. The Company assumes certain market risks, in an effort to generate gains from changes in market prices, by entering into derivative instruments, including exchange-traded and over-the-counter contracts, as well as other contractual arrangements. The Company's proprietary trading business can be volatile and subject to swings in earnings and cash flow as commodity prices change. Gas and electricity, the primary commodities it trades, are among the most volatile commodities in terms of price in the market.

These derivative instruments are recorded at their estimated fair value in the Company's consolidated balance sheet as price risk management assets and liabilities. Changes in the fair value and settlements of these instruments are recorded as net trading revenues.

The volumetric weighted average maturity, or weighted average tenor, of the North American portfolio, including the derivative financial instruments previously accounted for as cash flow hedges, at December 31, 2002 was 2.5 years. The net notional amount, or net long (short) position, of the price risk management assets and liabilities at December 31, 2002 was approximately (3) million equivalent megawatt-hours.

The fair values, net of credit reserves, of Mirant's price risk management assets and liabilities as of December 31, 2002, are included in the following table (in millions):

	Price Risk Management Assets	Price Risk Management Liabilities
Electricity	$ 399	$ 1,225
Natural gas	1,642	1,429
Crude oil	20	56
Other	57	21
Total	$2,118	$ 2,731

Power sales agreements and contracts that are used to mitigate exposure to commodity prices but do not meet the definition of a derivative or are excluded from fair value accounting under certain exceptions in SFAS No. 133 are accounted for as executory contracts.

Interest Rate and Currency Derivatives

The Company has entered into interest rate swaps, which are accounted for as hedges of its cash flow exposure to variable interest rates. The interest rates in the following table represent the range of fixed interest rates that Mirant pays on the related interest rate swaps. On all of these interest rate swaps, Mirant receives floating interest rate payments based on the London InterBank Offered Rate ("LIBOR"). The Company has also entered into a currency swap to mitigate Mirant's exposure changes in foreign currency rates arising from cross border sales denominated in foreign currency. Interest rate and foreign currency swaps outstanding at December 31, 2002 are as follows:

Type	Year of Maturity or Termination	Interest Rates	Number of Counterparties	Notional Amount	Unrealized (Loss) Gain
				(In millions)	
Interest rate swaps	2003-2004	3.85%-5.80%	2	$ 220	$(9)
Foreign currency swaps	2003	—	1	CAD$6	—
					$(9)

CAD — Denotes Canadian dollar

Unrealized gains and losses on interest rate swaps and foreign currency swaps accounted for as hedges are recorded in OCI.

The unrealized gain or loss for interest rate swaps is determined based on third party quotations of forward LIBOR and swap rates at December 31, 2002. This value estimates the amount that Mirant would receive or pay to terminate the swap agreement at the reporting date. The unrealized gain or loss for currency forwards is determined based on third party forward rates as of December 31, 2002.

Additional Canadian dollar contracts with a notional amount of CAD$219 million are included in the fair value of price risk management liabilities because hedge accounting criteria were not met. As of December 31, 2002, the unrealized loss was $2 million.

Fair Values

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires the disclosure of the fair value of all financial instruments. Financial instruments recorded at market or fair value include cash and interest-bearing cash equivalents, derivative financial instruments, and financial instruments used for price risk management purposes. The following methods were used by Mirant to estimate the fair value of all financial instruments that are not otherwise carried at fair value on the accompanying consolidated balance sheets:

Notes Receivable. The fair value of Mirant's notes receivable is estimated using interest rates it would receive currently for similar types of arrangements.

Notes Payable and Other Long- and Short-Term Debt. The fair value of Mirant's notes payable and long- and short-term debt is estimated using quoted market prices, when available, or discounted cash flow analysis based on current market interest rates for similar types of borrowing arrangements.

Company Obligated Mandatorily Redeemable Securities. The fair value of Mirant's company obligated preferred securities is calculated based on the quoted market price.

The carrying or notional amounts and fair values of Mirant's financial instruments at December 31, 2002 and 2001 were as follows (in millions):

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Notes and other receivables, including current portion	$ 145	$ 145	$ 90	$ 90
Notes payable and long- and short-term debt	8,887	5,376	8,490	7,893
Company obligated mandatorily redeemable securities of a subsidiary holding solely parent company debentures	345	57	345	280

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31, 2002 and 2001 (in millions):

	2002	2001
Production	$5,200	$3,593
Transmission and distribution	217	197
Leasehold interest	2,047	2,045
Oil and gas properties	25	25
Construction work in progress	754	1,934
Other	384	357
Suspended construction projects	698	—
	9,325	8,151
Less: accumulated depreciation, depletion and amortization and provision for impairment	906	629
Total property, plant and equipment, net	$8,419	$7,522

Depreciation of the recorded cost of depreciable property, plant and equipment is provided on a straight-line basis over the estimated useful lives of the assets. The following table shows the estimated useful lives (in years):

Production	5 to 42
Transmission and distribution	5 to 39
Other	3 to 35

The cost of oil and gas properties was amortized using the units of production method over the estimated proved reserves of the properties.

Substantially all construction on three generating facilities has been suspended in 2002. Management plans to resume construction on two of these facilities during 2005 and 2006 and pursue a sale of the remaining facility. A portion of one construction project, the Bowline expansion at Mirant New York, has been suspended.

As a result of the suspension, Mirant reviewed the suspended construction projects for impairment in accordance with SFAS No. 144. See Note 9 for a discussion of the impairment losses recorded for suspended construction projects.

6. Dispositions and Acquisitions

Dispositions

In 2002, Mirant undertook a program of asset sales designed to reduce investments in businesses that are not central to the Company's current strategy. The following table summarizes information related to completed asset sales as of December 31, 2002 (in millions):

Investment	Location	Gross Proceeds	Gain (Loss)	Reporting Segment	Date of Sale in 2002
Kogan Creek and AQC	Australia	$51	$30	International	May, August
Other		19	11	—	
Total		$70	$41		

The gain or loss amounts do not include the effects of impairments of these assets recorded prior to their sale.

In addition to the above completed sales, Mirant announced in July 2002 its agreement to sell the Company's Neenah generating facility for approximately $109 million. This sale closed in the first quarter of 2003. Subsequent to December 31, 2002, Mirant also completed the sale of its Tanguisson power plant in Guam for approximately $16 million, and in March 2003, Mirant completed the sale of Mirant Americas Energy Capital for approximately $160 million. The financial statements for prior years have been reclassified to report the revenues and expenses separately as discontinued operations for these asset sales (See Note 3).

State Line: In June 2002, Mirant completed the sale of its State Line generating facility for approximately $180 million plus an adjustment for working capital. The asset was sold at approximately book value. This business is included in income (loss) from discontinued operations in the accompanying consolidated statements of operations.

Mirant Americas Production Company: In August 2001, Mirant acquired a 75% working interest in 18 natural gas and oil producing fields as well as 206,000 acres of mineral rights in southern Louisiana from Castex and a number of its affiliates for approximately $162 million. Castex, a privately held Houston-based oil and gas producer, retained an interest in the properties and continued to operate them. In September 2002, Mirant recorded a write down of $48 million to reduce the carrying value of its investment to its estimated fair value less costs to sell. In December 2002, Mirant completed the sale of its investment for $143 million, and recorded an additional loss of $7 million. This business is included in income (loss) from discontinued operations in the accompanying consolidated statements of operations.

Kogan Creek: In May 2002, Mirant completed the sale of its 60% ownership interest in the Kogan Creek power project located near Chinchilla in southeast Queensland, Australia, and the associated coal deposits for approximately $ 30 million. The gain on the sale of Mirant's investment in Kogan Creek was approximately $28 million.

AQC: In August 2002, Mirant completed the sale of its wholly owned subsidiary MAP Fuels Limited, which wholly owned AQC, a coal mining company in Queensland, Australia, which mines and processes over 1 million tons of coal each year for sale to a combination of domestic and export markets for approximately $ 21 million. The subsidiary was sold at a gain of approximately $2 million. The sale included both the Wilkie Creek Coal Mine and the Horse Creek coal deposits.

EDELNOR: In December 2001, Mirant wrote down its remaining investment in EDELNOR by $82 million. On December 31, 2001, Mirant completed the sale of its 82.3% interest in EDELNOR for consideration of approximately $5 million.

Hidroelectrica Alicurá S.A. ("Alicurá"): In 2000, Mirant completed the sale of its 55% indirect interest in Alicurá for total consideration of $205 million, including the assumption of debt and the buy-out of the minority partners. Alicurá's principal asset was a concession to operate a 1,000 MW hydroelectric facility located in the province of Neuquen, Argentina. The proceeds from the sale approximated the net book value of the investment.

Acquisitions

Sangi and Carmen: In April 2002, Mirant acquired ARB Power Ventures, Inc. and CMS Generation Cebu Limited Company, located in the Philippines, for approximately $21 million. The purchase included the Toledo Power Co. which owns the Sangi and Carmen generating facilities.

Navotas 1 and 2: In December 2002, Mirant entered into an agreement with the Philippine government ("NPC") to acquire 100% ownership of the Navotas 2 plant for approximately $13 million at the end of the cooperation period. NPC will pay Mirant approximately $7 million in full settlement of its obligations to pay capacity fees for the remaining term of the energy conversion agreement ("ECA"). This agreement is expected to close during the second quarter of 2003. In March 2003, the ECA for Navotas 1 expired, and the plant was transferred to NPC pursuant to the terms of the ECA.

TransCanada Marketing Business: In December 2001, Mirant acquired the majority of the gas marketing business of TransCanada for approximately $120 million. The transaction included the purchase of the majority of TransCanada's natural gas trading and marketing business and the related natural gas transportation and storage contracts. Mirant also purchased the right to market the aggregated supply from 550 Canadian natural gas producers.

JPSCo: In March 2001, Mirant acquired 80% of the outstanding shares of JPSCo for $201 million from the Jamaican government. JPSCo is a fully integrated electric utility on the island of Jamaica. JPSCo is subject to monitoring and rate regulation by the Jamaican government and operates under a 20-year license, expiring in 2021.

Generating Assets of Potomac Electric Power Company ("PEPCO"): On December 19, 2000, Mirant, through its subsidiaries and together with third-party lessors in a leveraged lease transaction, purchased PEPCO's generating facilities in Maryland and Virginia, consisting of four electric generating stations, Morgantown, Chalk Point, Dickerson and Potomac River, with a combined generating capacity of 5,256 MW. In addition to the generating facilities, Mirant acquired three coal ash storage facilities, a 51.5 mile oil pipeline serving the Chalk Point and Morgantown facilities, an engineering and maintenance service facility, and other related assets.

Mirant paid an aggregate of $1.255 billion in cash and transaction expenses for the generating facilities and related assets, except for the baseload facilities at Morgantown and Dickerson, which were purchased by the third-party lessor for $1.5 billion in cash. Mirant Mid-Atlantic simultaneously entered into agreements with the lessors to lease the Morgantown (1,244 MW) and Dickerson (546 MW) baseload facilities for terms of 33.75 years and 28.5 years, respectively (see note 16). These leases have been accounted for as operating leases.

As part of the acquisition, Mirant assumed obligations for pension benefits, other post employment benefits and vacation accruals associated with the 950 former PEPCO personnel that became employees of Mirant aggregating $107 million. Mirant also assumed the obligations related to a lease for the 84 MW combustion turbine owned by SMECO at the Chalk Point facility. This lease has been accounted for as a capital lease by Mirant.

As part of the acquisition, Mirant also entered into two transition power agreements to provide power to PEPCO, and assumed PEPCO's obligations under existing power purchase agreements from third parties, representing obligations with an estimated fair value of approximately $1.7 billion and $700 million, respectively, at the date of the acquisition. See note 17 for a discussion of the transition power agreements and the power purchase agreements.

The acquisition was accounted for under the purchase method of accounting. The final purchase price allocation is as follows (in millions):

Current assets	$ 53
Property, plant and equipment	1,429
Goodwill	1,276
Other intangible assets	285
Deferred tax asset resulting from acquisition	822
Obligations under power purchase agreements and transition power agreements	(2,438)
Other liabilities	(172)
Net purchase price	$1,255

The obligations under the power purchase agreements and under the transition power agreements were recorded at their estimated fair value at the acquisition date.

Minority Interest in Mirant Americas Energy Marketing: In September 2000, Mirant acquired Vastar's 40% interest in Mirant Americas Energy Marketing for $250 million. As a result, Mirant Americas Energy Marketing became a wholly owned subsidiary and has been consolidated in Mirant's financial statements since the date of acquisition.

SE Finance and Capital Funding: On March 5, 2001, Southern redeemed its outstanding share of Mirant's Series B preferred stock in exchange for transferring two of the Company's subsidiaries, SE Finance Capital Corporation and Southern Company Capital Funding Inc., to Southern.

7. Investments

Following is a summary of investments as of December 31, 2002 and 2001 (in millions):

Investment	December 31, 2002	December 31, 2001
Equity Method Investments:		
PowerGen	$ 84	$ 79
Ilijan	45	38
CUC	12	6
Visayan Electric Company, Inc.	3	—
Birchwood	(10)	(6)
Bewag	—	1,279
SIPD	—	135
Perryville	—	1
WPD	—	468
Shajiao C	—	201
CEMIG	—	—
Coyote Springs 2	100	53
Inter Continental Exchange, Inc.	7	7
Norwegian Greenfield Project	—	8
Other:		
Preferred stock	52	24
Other	3	10
Total	$296	$2,303

	2002	2001	2000
Equity in income of affiliates:			
Interests retained	$ 27	$ 21	$ 45
Interests disposed of	141	196	208
	$168	$217	$253

Preferred Stock: Mirant owns a $40 million 16.75% convertible preferred equity interest in Aqualectra, an integrated water and electric company in Curacao, Netherlands Antilles. Aqualectra has a call option and Mirant has a put option related to this investment. The options are exercisable the earlier of three years from December 2001 or upon privatization of the company and expire three years after the trigger date. Mirant can convert its shares to common shares during the vesting period.

In 2002, Mirant's undertook a program of asset sales designed to reduce investments that are not central to the Company's current strategy. Following is a summary of information related to completed investment sales as of December 31, 2002 (in millions):

Investment	Gross Proceeds	Gain (Loss)	Impairment Loss	Date of Sale
Bewag	$1,632	$ 249	$ —	February 2002
SIPD	120	(7)	—	May 2002
Perryville	—	(1)	—	June 2002
WPD	235	(3)	(325)	September 2002
Shajiao C	300	91	—	December 2002
CEMIG	—	—	(132)	December 2002
Norway	—	—	(10)	December 2002
Total	$2,287	$ 329	$ (467)	

The gain or loss amounts do not include the effects of impairment losses relating to those investments prior to their sale.

Bewag: Mirant had owned a 26% interest in Bewag, an electric utility serving over 2 million customers in Berlin, Germany. In June 2001, Mirant purchased an additional 18.8% interest in Bewag for approximately $464 million. In February 2002, Mirant sold its interest in Bewag for approximately $1.63 billion and recorded a gain of $249 million.

SIPD: In May 2002, Mirant sold its 9.99% ownership interest in SIPD, located in the Shandong Province, China, for approximately $120 million. The loss on the sale of Mirant's investment in SIPD was approximately $7 million.

Perryville: In June 2002, Mirant sold its 50% ownership interest in Perryville to Cleco, which owned the remaining 50% interest. As part of the sale, Cleco assumed Mirant's $13 million future equity commitment to Perryville and paid approximately $55 million in cash to Mirant in repayment of a subordinated loan to Perryville and for other miscellaneous costs. In connection with the sale, Mirant agreed to make a $25 million subordinated loan to Perryville. In addition, Mirant retains certain obligations as a project sponsor, some of which are subject to indemnification by Cleco. The obligations retained by Mirant and not subject to indemnity relate primarily to the existing 20-year tolling agreement between Mirant and Perryville. Effective August 23, 2002, Mirant and Perryville restructured the tolling agreement to remove the requirement for Mirant to post a letter of credit or other credit support in the event of a downgrade from S&P or Moody's. In connection with the restructuring, Mirant made a $100 million subordinated loan to Perryville which is reported as $98 million of notes and other receivables — noncurrent and $2 million of receivables — current on the consolidated balance sheet. The proceeds were used by Perryville to repay the existing $25 million subordinated loan owed to Mirant and to repay $75 million of senior debt of the project.

WPD: In September 2002, Mirant sold its 49% economic interest in Western Power Distribution Holdings Limited and WPD Investment Holdings (collectively, WPD) for approximately $235 million. WPD included the electric distribution networks for Southwest England and South Wales. In June 2002, Mirant recognized an impairment loss of approximately $265 million, net of $60 million of related income tax benefits, to reflect the difference between the carrying value of its investment and its estimated fair value. Upon completion of the sale in the third quarter of 2002, Mirant recognized an additional loss of $3 million.

Shajiao C: In December 2002, Mirant sold its indirect 33% interest in Shajiao C power project in Guangdong Province, China for approximately $300 million. Mirant recognized a gain of approximately $91 million on the sale.

CEMIG: In December 2002, Mirant recognized an impairment charge of approximately $132 million reflecting the current fair market value of its investment in CEMIG. The investment was sold in December 2002 at approximately its carrying value.

Norway Project: In December 2002, Mirant completed the sale of its investment in the development project in Norway. In the third quarter of 2002, Mirant recognized an impairment loss of approximately $10 million to reflect the difference between the carrying value of its investment in the project and its estimated fair value less costs to sell. The investment was sold at approximately its carrying value.

8. Goodwill and Other Intangible Assets

Goodwill

Following is a summary of the changes in goodwill for the years ended December 31, 2002 and 2001, (in millions):

	North America	International	Total
2002			
Goodwill, beginning of year	$1,914	$1,383	$3,297
Adoption of SFAS No. 141	149	—	149
Impairment losses	—	(697)	(697)
Purchase accounting and tax adjustments	11	(77)	(66)
Goodwill, end of year	$2,074	$ 609	$2,683
2001			
Goodwill, beginning of year	$1,975	$1,401	$3,376
Goodwill acquired	72	1	73
Amortization expense	(53)	(31)	(84)
Purchase accounting and tax adjustments	(80)	12	(68)
Goodwill, end of year	$1,914	$1,383	$3,297

Upon the adoption of SFAS No. 141, Mirant reclassified its intangible assets relating to trading rights resulting from business combinations, to goodwill effective January 1, 2002. The reclassification increased goodwill by $149 million, net of accumulated amortization of $13 million and decreased intangible assets by a corresponding amount.

Upon the adoption of SFAS No. 142, Mirant discontinued amortization of goodwill effective January 1, 2002. Net income and earnings per share (basic and diluted) for 2001 and 2000 have been adjusted below to exclude amortization related to goodwill and trading rights recognized in business combinations (in millions, except per share data).

	2001	2000
Net income:		
As restated	$ 409	$ 330
Effect of goodwill and trading rights amortization	56	30
Net income as adjusted	$ 465	$ 360
Earnings per share:		
Basic:		
As restated	$1.20	$1.14
Effect of goodwill and trading rights amortization	0.16	0.10
As adjusted	$1.36	$1.24
Diluted:		
As restated	$1.19	$1.14
Effect of goodwill and trading rights amortization	0.16	0.10
As adjusted	$1.35	$1.24

In the fourth quarter of 2002, the Company performed the annual goodwill impairment evaluations of its Asian, Caribbean and North American reporting units as required by SFAS No. 142. No impairment charge for goodwill related to our North American or Caribbean reporting units was recorded, as the fair value of the reporting units exceeded the carrying value. In evaluating the Asian reporting unit goodwill, the Company determined that the carrying value of that reporting unit exceeded its fair value. As a result, the Company performed the second step of the impairment test by comparing the implied fair value of the Asian reporting unit goodwill, determined in a manner similar to a purchase price allocation, with the carrying amount of that goodwill. As a result, the Company recognized an impairment charge in 2002 of $697 million. The impairment was primarily attributable to the loss of future cash flows associated with certain Asian assets that were sold during the year, principally the Company's interest in the Shajiao C power plant.

Intangible Assets

Following is a summary of intangible assets as of December 31, 2002 and 2001 (in millions):

		December 31, 2002		December 31, 2001 (As Restated)	
	Weighted Average Amortization Lives	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trading rights	26 years	$207	$(29)	$406	$(40)
Development rights	35 years	217	(18)	292	(10)
Emissions allowances	32 years	131	(8)	131	(4)
Other intangibles	14 years	40	(5)	37	(4)
Total other intangible assets		$595	$(60)	$866	$(58)

Substantially all of Mirant's intangible assets are subject to amortization and are being amortized on a straight-line basis over their estimated useful lives, ranging up to 40 years. Amortization expense for the years ended December 31, 2002, 2001 and 2000 was approximately $19 million, $31 million and $35 million, respectively. Assuming no future acquisitions, dispositions or impairments of intangible assets, amortization expense is estimated to be $19 million for each of the following five years.

The trading rights represent intangible assets recognized in connection with asset purchases that represent the Company's ability to generate additional cash flows by incorporating Mirant's trading activities with the acquired generating facilities.

Development rights represent the right to expand capacity at certain acquired generating facilities. The existing infrastructure, including storage facilities, transmission interconnections, and fuel delivery systems, and contractual rights acquired by Mirant provide the opportunity to expand or repower certain generation facilities. This ability to repower or expand is expected to be at significant cost savings compared to greenfield construction.

During 2002, Mirant transferred $36 million, net of accumulated amortization of $4 million, in development rights to construction work in process.

9. Restructuring Charges and Impairment Losses

As a result of changing market conditions, including constrained access to capital markets attributable primarily to the Enron bankruptcy and Moody's downgrade of Mirant's credit rating in December 2001, Mirant adopted a plan in March 2002 to restructure its operations by exiting certain activities (including its European trading and marketing business), canceling and suspending planned power plant developments, closing business development offices, and severing employees. During 2002, Mirant recorded restructuring charges of $600 million related to accruals under the March 2002 restructuring plan as well as other costs that were recorded directly to restructuring expense. Also during 2002, Mirant recorded asset impairment charges of $373 million for costs relating to certain turbines and development projects that were to be sold, abandoned or placed in storage.

Restructuring Charges

Components of the restructuring charges are as follows (in millions):

Costs to cancel equipment orders and service agreements per contract terms	$549
Severance of approximately 655 employees worldwide and other employee termination-related charges	51
Total	$600

As of December 31, 2002, Mirant had terminated approximately 655 employees as part of its restructuring.

During 2002, Mirant reclassified $164 million of the accrual to current portion of long-term debt as a result of the consolidation during the year of certain portions of Mirant's formerly off-balance sheet equipment procurement facilities (Note 16). Also during 2002, Mirant adjusted the accrual as a result of revisions to restructuring estimates (primarily relating to European and domestic office closures and adjustments to equipment termination costs) and payments made against the accrual as summarized in the following table (in millions):

	Balance at January 1, 2002	Adjustments (Statement of Operations Impact)		Cash Payments	Other Adjustments	Reclassification	Balance at December 31, 2002
		Expense	Reversal				
Costs to cancel equipment and projects	$ —	$276	$30	$ 87	$(5)	$164	$ —
Costs to sever employees and other employee-termination related costs	—	48	18	20	4	(3)	(9)
Total	$ —	$324	$48	$107	$(1)	$161	$ (9)

Impairment Losses

The Company recorded impairment charges for the years ended December 31, 2002, 2001 and 2000 as follows (in millions):

	2002	2001	2000	Reporting Segment
Turbines and related project costs	$ 151	$ —	$ —	North America
Power islands	134	—	—	North America
Yulchon project cost	11	—	—	International
Mint Farm project costs	77	—	—	North America
EDELNOR	—	82	—	International
Total	$ 373	$ 82	$ —	

Impairment charges for equity method and other investments are disclosed in Note 7.

Turbines and Related Project Costs: In March 2002 and December 2002, the Company recognized impairment charges of approximately $151 million related to the construction work in progress costs of turbines to be terminated and the related project costs and certain turbines that it intends to place in storage. As of December 31, 2002, the remaining estimated fair value of these projects was approximately $3 million, and is included in property, plant and equipment, net in the accompanying consolidated balance sheets.

Power Islands: In the third quarter of 2002, the Company assessed the recoverability of certain costs associated with two engineered equipment packages (commonly referred to as "power islands") related to its proposed development projects in Europe and Korea. Based on management's estimate of recoverability of the costs of these power islands, an impairment loss of $134 million was recognized in 2002. The Company also recorded an impairment loss of $11 million for the related Yulchon Project site in Korea.

Mint Farm: In December 2002, the Company assessed the recoverability of certain costs related to its Mint Farm generating project in Longview, Washington, which had been suspended. Based on management's estimate of the recoverability of the project costs, Mirant recognized an impairment charge of approximately $77 million. The remaining project cost associated with this facility is $92 million, and is included in property, plant and equipment, net in the accompanying consolidated balance sheets.

EDELNOR: In 2001, Mirant recognized an impairment charge of $82 million related to its investment in EDELNOR.

10. Debt

At December 31, 2002 and 2001, long-term debt of Mirant and its consolidated subsidiaries was as follows (in millions):

Long-Term Debt	Interest Rate	2002	2001	Secured/ Unsecured
Capital Markets Debt:				
Mirant Corp. Senior Notes due 2004 and 2009	7.4% and 7.9%	$ 700	$ 700	Unsecured
Mirant Corp. Convertible Senior Notes due 2007	5.75%	370	—	Unsecured
Mirant Corp. Convertible Senior Debentures due 2021	2.5%	750	750	Unsecured
Mirant Americas Generation — Senior Notes due 2006, 2008, 2011, 2021 and 2031	7.625%, 7.2%, 8.3%, 8.5% and 9.125%	2,500	2,500	Unsecured
Bank Debt:				
Mirant Corp. Revolving Credit Facilities, due 2004 to 2005	LIBOR + 1.95% to 2.18%	426	—	Unsecured
Mirant Corp. Term loan, due 2003	LIBOR + 2.0%	1,125	1,075	Unsecured
Mirant Americas Generation — Credit Facility, due 2004	LIBOR + 1.50%	300	73	Unsecured
Mirant Sual project loan, due 2003 to 2012	LIBOR + 2.5% to 10.56%	734	827	Secured
Mirant Pagbilao project loan, due 2003 to 2007	LIBOR + 2.15% to 10.25%	300	374	Secured
Mirant Americas Development Capital, due 2004	3.78%	237	—	Secured
West Georgia Generating Company, due 2003	3.05%	140	144	Secured
Jamaica Public Service Company Limited, due 2003 to 2030	4.0% to 11.9%	153	133	Secured
Mirant Grand Bahamas Limited, due 2003 to 2006	LIBOR + 1.25%	15	16	Secured
Grand Bahama Power Company, due 2003 to 2007	LIBOR + 1.0% to 1.25%	31	32	Unsecured
Mirant Curacao Investments II, Ltd., due 2007	10.15%	18	—	Secured
Mirant Trinidad Investments, Inc. Notes, due 2006	10.2%	73	73	Secured

Long-Term Debt	Interest Rate	2002	2001	Secured/ Unsecured
Mirant Americas Energy Marketing — Pan Alberta, due 2003	7.91%	5	—	Unsecured
Mirant Asia-Pacific Ventures, due 2007	LIBOR + 3.75%	—	792	Unsecured
Mirant Asia-Pacific Ltd — Shajiao C, due 2005		—	26	Unsecured
Mirant Holdings Beteiligungsgesellschaft Term Loan, due 2002		—	566	Secured
Other Debt:				
Mirant Americas Energy Marketing commodity prepay, due 2003 and 2004		211	—	Unsecured
Mirant Americas, Inc. — deferred acquisition price, due 2003 and 2004		45	66	Unsecured
European Power Island Procurement B.V., due 2003	5.56%	122	—	Secured
Capital leases, due 2016 through 2022	8.19% to 12.5%	561	289	—
Mirant Curacao Investments — deferred acquisition price, due 2006	9.00%	9	—	Unsecured
Other		—	2	—
Unamortized debt discounts on notes payable		(3)	(3)	
Total long-term debt		8,822	8,435	
Less: current portion of long-term debt		(1,731)	(2,610)	
Total long-term debt, excluding current portion		$ 7,091	$ 5,825	

In 2002, Mirant deferred shipment dates and made direct payments for certain turbines in its off-balance sheet equipment procurement facilities. As a result, those specific turbines no longer qualify for off-balance sheet treatment. Therefore, Mirant has included a $359 million liability for these turbines (equal to the drawn amounts for those turbines) as of December 31, 2002, of which $59 million is reported as other long-term debt and $300 million is reported in current portion of long-term debt in the accompanying consolidated balance sheet at December 31, 2002.

At December 31, 2002, the annual scheduled maturities of long-term debt during the next five years were as follows (in millions):

2003	$1,731
2004	2,189
2005	236
2006	900
2007	517
Thereafter	3,249

Mirant Corporation — Revolving Bank Facilities

Mirant Corporation has three revolving bank facilities: a $1.125 billion 364-Day Credit Facility maturing in July 2003, a $450 million Credit Facility C maturing in April of 2004, and a $1.125 billion 4-Year Credit Facility maturing in July 2005. The credit facilities generally require payment of commitment fees based on the unused portion of the commitments. The schedule below summarizes the revolving bank facilities of Mirant Corporation as of December 31, 2002 (in millions).

Company	Facility Amount	Utilized Amount Excluding Letters of Credit	Letters of Credit Outstanding	Amount Available	Facility/ Commitment Fees
Mirant Corporation Credit Facility C	$ 450	$ 401	$ 46	$ 3	0.325%
Mirant Corporation 4-Year Credit Facility	1,125	25	1,052	48	0.350%
Mirant Corporation 364-Day Credit Facility	1,125	1,125	—	—	0.300%
Total	$2,700	$1,551	$1,098	$51	

As of April 25, 2003 the total amount of Mirant's credit facility C was reduced to $446 million and the total amount of Mirant's 4-year credit facility was reduced to $1,056 million.

The bank facilities contain two financial covenants, which are calculated quarterly. Mirant Corporation is required to maintain a ratio of 1.50 to 1.00 of cash available for corporate debt service to corporate interest, as defined, and a ratio of recourse debt to recourse capital, as defined, of 0.55 to 1.00. In addition to the financial covenants, the Mirant Corporation bank facilities include other covenants, including restrictions on liens, incurrence of recourse debt, payment of dividends and sale of assets and the requirement to provide financial statements to its lenders within 120 days after the end of each fiscal year and within 60 days after the end of each of its first three fiscal quarters. Each of the bank facilities includes certain events of default including a cross acceleration provision under which a default would be triggered if Mirant Corporation failed to pay any principal, premium or interest in excess of $50 million on any other outstanding debt obligation, and a change of control default triggered by any person or group owning beneficially, directly or indirectly, more than 50% of the voting stock of Mirant Corporation or certain changes in the composition of the board of directors of Mirant Corporation.

As a result of write-downs to reflect the impairment of goodwill, valuation allowances provided for net deferred tax assets, and deferred tax liabilities provided with respect to investments in foreign subsidiaries, Mirant Corporation anticipated that it would not be in compliance with the recourse debt to recourse capital financial covenant under its bank facilities (including the Mirant Americas Development Capital turbine facility) upon delivery of its financial statements for the year ended December 31, 2002. Therefore, Mirant Corporation sought, and received, a waiver from the required lenders under its bank facilities for any potential breaches with respect to non-compliance with the recourse debt to recourse capital financial covenant, any potential breaches that could arise relating to our historical financial reporting requirements or representations or the inclusion in its independent auditors' report on the Company's annual financial statements of an explanatory paragraph stating that the Company has not presented the selected quarterly financial data specified by Item 302(a) of Regulation S-K, that the Securities and Exchange Commission requires as supplementary information to the basic financial statements. The lenders under the respective bank facilities agreed to such waiver through May 29, 2003, subject to certain terms and conditions, including limiting future use of the bank facilities to issuances of letters of credit and limiting capital expenditures and other material payments. The terms of the waiver provide for an extension, to July 14, 2003, with the prior written consent of lenders representing a majority of the committed amount under each of the facilities. Upon expiration or termination of the waiver, the lenders under the respective bank facilities would be able to restrict the issuance of additional letters of credit and/or declare an event of default and, after the applicable cure or grace period, accelerate the indebtedness under such bank facilities. An acceleration of indebtedness under the bank facilities would cross accelerate approximately $910 million of Mirant Corporation capital markets and other indebtedness. However, the Company can provide no assurances either with respect to whether the waiver will be extended beyond May 29, 2003 or whether the lenders under each of the Mirant Corporation bank facilities will accelerate the loans after expiration or termination of the waiver.

Mirant Corporation — 7.4% Senior Notes due 2004 and 7.9% Senior Notes due 2009

Mirant Corporation has issued $200 million and $500 million of 7.4% Senior Notes and 7.9% Senior Notes, respectively. These senior notes are unsecured obligations of Mirant Corporation. The senior notes are not supported by guarantees or other commitments of subsidiaries of Mirant Corporation. In addition to other events of default typical of senior notes, it is an event of default under the notes if Mirant Corporation fails to pay any principal, premium or interest in excess of $50 million on any outstanding debt obligation when it becomes due and payable. The senior notes do not include financial maintenance covenants. However, under the senior notes, Mirant Corporation is restricted in its ability to grant liens or other encumbrances on or over the non-cash assets of Mirant Corporation to secure the payment of indebtedness, subject to certain exceptions.

Mirant Corporation — 5.75% Convertible Senior Notes due 2007 and 2.5% Convertible Senior Debentures due 2021

Mirant Corporation has issued $750 million and $370 million in aggregate principal amount of 2.5% Convertible Debentures and 5.75% Convertible Senior Notes, respectively. These convertible senior debentures/notes are unsecured obligations of Mirant Corporation. The convertible senior debentures/notes are not supported by guarantees or other commitments of subsidiaries of Mirant Corporation to pay amounts due under such debentures/notes or to provide Mirant Corporation with funds for the payment, whether by dividends, distributions, loans or other payments. The convertible senior debentures/notes do not include financial covenants. However, under the convertible senior debentures/notes, Mirant Corporation is restricted in its ability to grant liens or encumbrance on or over the non-cash assets of Mirant Corporation to secure the payment of indebtedness, subject to certain exceptions.

Mirant Americas Development Capital, LLC — Domestic Turbine Lease Facility

Mirant Americas Development Capital, LLC ("Mirant Americas Development Capital") is party to a warehouse operating lease facility ("turbine facility"). The turbine facility initially consisted of a $700 million "true-funding" tranche and a $1.1 billion "treasury-backed" tranche. Pursuant to the transaction, a trust (the "lessor") was established for the purpose of owning certain gas turbines, steam turbines, heat recovery generators and other equipment ("equipment"). The turbine facility provides that Mirant Americas Development Capital may from time to time purchase the equipment from the trust by making certain termination payments or upon completion of equipment the lessor will lease equipment to Mirant Americas Development Capital under a master triple-net lease (the "lease"). The transaction was structured to provide that equipment would be added to the lease on the date of its completion and delivery, and the lease term with respect to such equipment would commence on such date and would expire seven and one half years from the closing. The lease is intended to qualify as an operating lease for Mirant Americas Development Capital under SFAS No. 13, as amended (including relevant FASB Technical Bulletins and Emerging Issues Task Force Issues). Mirant Americas Development Capital retains ownership of the Equipment for income tax purposes.

The turbine lease provided for the lessor to fund the acquisition of the equipment (i) by issuing Series A1 and A2 Notes (collectively, the A-Notes) and Series B1 and B2 Notes (collectively, the B-Notes) and (ii) by issuing Series C1 and C2 certificates (collectively, the Certificates) in respect of the investments in the Lessor (in an amount equal to approximately 3% of Equipment cost). The $700 million anticipated maximum draw is funded with Series A1 and B1 Notes and C1 Certificates. Series A2-Notes, Series B2-Notes and C2 Certificates were to be issued for all draws in excess of $700 million, to a maximum of $1.1 billion and were to be collateralized by a posting of collateral in an amount of 105% of amounts outstanding thereunder in the form of cash or short-term United States treasury securities acceptable to the lessor and the holders thereof as and when drawn. The commitment to fund the "true-funding" tranche was reduced to $500 million on December 30, 2002. The commitment to fund the "treasury-backed" tranche was terminated on April 18, 2003. The amounts outstanding under the Series A1 Notes, the Series B2 Notes and the Series C1 certificates was $221 million at April 18, 2003, of which approximately $198 million was recourse to Mirant Corporation pursuant to its guarantee of certain obligations of Mirant Americas Development Capital. The covenants of Mirant Corporation under such guarantee are substantially the same as the corresponding covenants under the credit facilities of Mirant Corporation. In addition, the participation agreement for the lease includes events of default related to Mirant Corporation as guarantor that are substantially the same as the corresponding events of default in the credit facilities of Mirant Corporation. The obligations of Mirant Corporation under the guarantee are unsecured and exclusive obligations of Mirant Corporation. The participants in the turbine lease participated as lenders in connection with the waiver described above.

Mirant Asset Development and Procurement B.V. — Europe Power Island Lease

Mirant Asset Development and Procurement B.V. ("Mirant BV") entered into a Master Equipment Purchase and Sale Agreement ("Master Equipment Agreement") with General Electric Company and General Electric International, Inc. for the acquisition of nine 386-MW engineered equipment packages, referred to as power islands.

To finance construction of the power islands, Mirant BV entered into a €1,100,000,000 Power Island Acquisition Facility. European Power Island Procurement B.V., a special purpose limited liability company, was established to act as "owner". Pursuant to an assignment agreement, the owner acquired the rights of Mirant BV in and to the Master Equipment Agreement. The owner was to finance the purchase price of the power islands through advances made under a €1,100,000,000 Power Island Acquisition Facility provided by a syndicate of financial institutions. Mirant BV was engaged by the owner to act as its construction and procurement agent with respect to the power islands pursuant to the terms of a procurement agency agreement. The borrowing capacity was reduced to €550,000,000 during 2002, and the facility was repaid and terminated on February 28, 2003.

Mirant Americas Energy Capital — Three Year Credit Facility

In March 2003, Mirant Americas Energy Capital terminated and repaid the outstanding $50 million under its credit facility. As of December 31, 2002, the outstanding borrowings were $100 million at an interest rate of 3.84%. Under the terms of the credit facility, the facility was initially unsecured with a covenant by Mirant Americas Energy Capital to secure the obligations thereunder by transferring the borrowing base assets to a special purpose vehicle and granting security interests in such assets upon the occurrence of certain events, including ratings downgrades by Moody's and a specified increase in the yield on Mirant Americas Generation's publicly traded debt. As a result of the Moody's downgrade, the yields on Mirant Americas Generation's publicly traded debt increased and triggered the obligation of Mirant Americas Energy Capital to secure the obligations thereunder. In March 2002, Mirant Americas Energy Capital transferred the borrowing base assets to the special purpose vehicle and granted security interests in such assets. The special purpose vehicle was consolidated with Mirant Corporation.

Mirant Americas Generation, LLC — Credit Facilities B and C Maturing October 2004

Mirant Americas Generation, an indirect subsidiary of Mirant Corporation, has two credit facilities, each entered into in August 1999, a $250 million 5-year revolving credit agreement ("Credit Facility B") for capital expenditures and general corporate purposes and a $50 million 5-year revolving credit facility ("Credit Facility C") for working capital needs. The commitments under Credit Facility B and Credit Facility C remain available through October 2004. As of December 31, 2002, the outstanding borrowings under Credit Facility B and Credit Facility C were $250 million and $50 million, respectively, at an interest rate of 2.92%.

Each of the Mirant Americas Generation credit facilities is an unsecured obligation of Mirant Americas Generation. None of the credit facilities of Mirant Americas Generation are supported by guarantees or other commitments of Mirant Corporation or any of its subsidiaries.

In addition to other covenants and terms, each of Mirant Americas Generation's credit facilities include minimum debt service coverage, a maximum leverage covenant and minimum debt service coverage tests for restricted payments and incurrence of additional indebtedness. Under its credit facilities, Mirant Americas Generation is required to maintain a minimum of 1.75:1 ratio of cash available for corporate debt service to corporate interest, based on the last twelve months of available financial statements. In addition, Mirant Americas Generation is required to maintain a maximum of 0.60:1 ratio of recourse debt to recourse capital, or 0.65:1 if rated investment grade. Further, Mirant Americas Generation may not incur recourse debt unless (x) its ratio of cash available for corporate debt service to corporate interest is at least 2.75:1.00 (if not rated investment grade) or 2.25:1.00 (if rated investment grade), and (y) if on the date such incurrence (A) Moody's and S&P reaffirm an investment grade rating, or (B) if not rated investment grade, the projected ratio of cash available for corporate debt service to corporate interest shall be at least 2.75:1.00 over the life of the credit facilities. Further, Mirant Americas Generation may not (i) declare or make dividend payments or other distribution of assets, properties, cash, rights, obligations or securities; (ii) make payments with respect to affiliate subordinated debt; (iii) purchase, redeem or otherwise acquire shares of any class of capital stock, unless its ratio of cash available for corporate debt service to corporate interest was at least 2.25:1.00 (if not rated investment grade) or 2.00:1.00 (if rated investment grade).

The Mirant Americas Generation credit facilities limit the ability of its designated generating subsidiaries — essentially the subsidiaries that hold its California, New England and New York assets — to incur indebtedness. Under the credit facilities, the maximum debt at the designated generating subsidiaries is limited to $200 million (if investment grade) or $100 million (if non-investment grade). In addition, the Mirant Americas Generation credit facilities provide that, within 18 months of its receipt of the proceeds of any sale of any asset, other than "Exempt Asset Sale Proceeds", Mirant Americas Generation (a) shall invest such proceeds in assets in a similar or related line of line of business, and/or (b) shall apply such proceeds to the repayment of debt under the credit facilities. "Exempt Asset Sale Proceeds" mean (x) proceeds from the sale of assets in the ordinary course, to conform to regulation or of short-term marketable securities, (y) proceeds of any sale of an asset of Mirant Americas Generation at the time the credit facilities were entered into ("Existing Asset"), except proceeds from the sale of Existing Assets having a net book value equal to the amount by which (a)(I) the aggregate net book value of all Existing Assets sold after June 30, 1999, plus the principal amount of debt of the designated generating subsidiaries outstanding at the time of such sale, minus (II) the amounts reinvested or paid pursuant to the provision described above after June 30, 1999, exceeds (b) 25% of the consolidated assets of Mirant Americas Generation at June 30, 1999; and (z) proceeds of any sale of an asset of Mirant Americas Generation, except proceeds from the sale of assets having a net book value equal to the amount by which (a)(I) the aggregate net book value of assets sold after June 30, 1999, plus the principal amount of debt of the designated generating subsidiaries outstanding at the time of such sale, minus (II) the amounts reinvested or paid pursuant to the provision described above after June 30, 1999, exceeds (b) 25% of the consolidated assets of Mirant Americas Generation at the date of its most recent balance sheet.

In addition to these covenants and terms, the Credit Facility C has a clean-up provision, which requires that at least once during each twelve month period there shall not be any advances outstanding for a period of 10 consecutive days.

Each of the credit facilities of Mirant Americas Generation includes certain events of default including a cross acceleration provision pursuant to which a default would be triggered if Mirant Americas Generation failed to pay any principal, premium or interest or debt of Mirant Americas Generation in excess of $50 million on any outstanding debt obligation, and a change of control default triggered if Mirant Americas Generation ceases to be controlled by Mirant Corporation.

Mirant Americas Generation, LLC — Senior Notes

Mirant Americas Generation, LLC has five series of Senior Notes: $500 million 7.625% Senior Notes due 2006; $300 million 7.2% Senior Notes due 2008; $850 million 8.3% Senior Notes due 2011; $450 million 8.5% Senior Notes due 2021; and $400 million 9.125% Senior Notes due 2031. The Senior Notes are unsecured obligations of Mirant Americas Generation. The Senior Notes are not supported by guarantees or other commitments of Mirant Corporation or any of its subsidiaries. In addition to other events of default typically found in an indenture governing the senior notes, it is an event of default under the Senior Notes if Mirant Americas Generation fails to pay any principal, premium or interest in excess of $50 million on any outstanding debt obligation when it becomes due and payable, and such default continues unremedied for 30 business days. In addition to other covenants, the indenture governing the Senior Notes include restrictions on incurrence of additional indebtedness by Mirant Americas Generation and limitations on the ability of Mirant Americas Generation to sell assets. Mirant Americas Generation may not incur additional senior debt unless (a) the projected senior debt service coverage ratio for the next 24 months is at least 2.5:1.0, or (b) each rating agency confirms the then existing rating on the Senior Notes after giving effect to such incurrence. In addition, under the Senior Notes asset sales by Mirant Americas Generation are limited to 10% of the consolidated net assets of Mirant Americas Generation during the most recent 12 month period, except for asset sales where the proceeds are reinvested within 18 months in related businesses, used to repay debt, or retained by Mirant Americas Generation or its subsidiaries. In addition, under the Senior Notes, Mirant Americas Generation is restricted in its ability to grant liens or encumbrance on or over its non-cash assets to secure the payment of indebtedness, subject to certain exceptions. There are no restrictions under the Senior Notes on the ability of subsidiaries of Mirant Americas Generation to incur secured or unsecured indebtedness.

Mirant Curacao Investments II — Credit Facility

In October 2002, Mirant Curacao entered into a $20 million 5 year partial amortizing credit facility with RBTT Merchant Bank Limited, Trinidad. The loan is guaranteed by Mirant Corporation. The loan agreement includes various covenants, including (i) restrictions on change of control; (ii) restrictions on the issuance or purchase of its shares; (iii) restrictions on transactions with affiliates; (iv) limitations on the incurrence of new debt; and (v) restrictions on dividends.

Capital Leases

The Company is obligated under capital leases covering an office building and certain plant and equipment. These leases bear interest at rates ranging from 8.19% to 12.5%, and expire at various dates through 2022.

Project Finance Indebtedness

In addition to the indebtedness described above, the following subsidiaries of Mirant Corporation have project or non-recourse indebtedness: West Georgia Generating Company, LLC , Mirant Trinidad Investments, Inc., Jamaica Public Service Company, Limited, Grand Bahama Power, Mirant Sual Corporation and Mirant Pagbilao Corporation. In each instance, except for the indebtedness of Grand Bahama Power, the indebtedness of such entities is secured by the assets of the project being financed and/or the equity interest in such project. In addition, in each instance the indebtedness is the exclusive obligation of respective entity involved in the project. Such indebtedness is not supported by guarantees or other commitments of Mirant Corporation or any of its subsidiaries (other than subsidiaries directly involved in such project or asset). Such subsidiaries are subject to restrictive covenants that can limit their ability to incur indebtedness, make prepayments of indebtedness, pay dividends, make investments, engage in transactions with affiliates, create liens, sell assets and acquire assets or businesses.

11. Income Taxes

The provision (benefit) for income taxes from continuing operations is as follows (in millions):

	Years Ended December 31,		
	2002	2001	2000
Current Provision (Benefit):			
United States	$ (115)	$126	$ 29
Foreign	35	(3)	(55)
Subtotal	(80)	123	(26)
Deferred (Benefit) Provision:			
United States	877	148	220
Foreign	152	(15)	(36)
Subtotal	1,029	133	184
Provision for income taxes	$ 949	$256	$158

A reconciliation of the Company's federal statutory income tax rate to the effective income tax rate for continuing operations for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
United States federal statutory income tax rate	35%	35%	35%
State and local income tax (benefit), net of federal income taxes	2	5	5
Equity in income of affiliates	—	(3)	6
Foreign earnings and dividends taxed at different rates	(3)	2	(6)
Deferral of foreign earnings	(29)	(10)	(13)
Tax credits	—	(1)	(3)
Change in deferred tax asset valuation allowance	(76)	—	—
Other differences, net	(1)	5	5
Effective income tax rate	(72)%	33%	29%

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their respective tax bases which give rise to deferred tax assets and liabilities are as follows (in millions):

	Years Ended December 31,	
	2002	2001
Deferred Tax Assets:		
Obligations under energy delivery and purchase commitments	$ 357	$ 599
Employee benefits	121	112
Reserves	381	132
Accumulated other comprehensive income	57	130
Operating loss carryforwards	689	152
Unrealized foreign exchange losses	90	90
Property and intangible assets	197	172
Impairment charges	156	—
Deferred cost	144	9
Energy marketing and risk management contracts	—	139
Other	33	91
Subtotal	2,225	1,626
Valuation allowance	(1,264)	(176)
Total deferred tax assets	$ 961	$1,450
Deferred Tax Liabilities:		
Property and intangible assets	(205)	(323)
Energy marketing and risk management contracts	(245)	—
Tax accrued on foreign earnings	(468)	(86)
Other	(23)	(16)
Total	(941)	(425)
Net deferred tax assets	$ 20	$1,025

SFAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In making this determination, management considers all available positive and negative evidence affecting specific deferred tax assets, including the Company's past and anticipated future performance, the reversal of deferred tax liabilities, and the implementation of tax planning strategies.

Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion deferred tax assets when significant negative evidence exists. Cumulative losses in recent years are the most compelling form of negative evidence considered by management in this determination. In 2002, the Company recognized a valuation allowance of $1,088 million primarily related to its United States deferred tax assets.

At December 31, 2002, the Company has net operating loss carryforwards for United States federal income tax purposes of approximately $1.0 billion which are available to offset future federal taxable income through 2022. In addition, the Company has various foreign and state net operating loss carryforwards with varying expiration dates which are available to offset future taxable income in those jurisdictions.

As of December 31, 2002, Mirant recognized additional deferred tax expense of $468 million with respect to the unremitted earnings of all of its foreign subsidiaries as a result of changes to its plan for reinvestment of those earnings. Previously, Mirant had recognized deferred tax liabilities with respect to the undistributed earnings of only a portion of the earnings of certain foreign subsidiaries.

Mirant had been included in the consolidated federal income tax return with Southern for the period from January 1, 2001 through April 2, 2001. Under its income tax sharing agreement with Southern, Mirant's current and deferred taxes were computed on a stand-alone basis, and tax payments and refunds were allocated to Mirant based on this computation. Under this tax sharing arrangement, in 2002 Mirant was reimbursed for its United States federal consolidated tax losses of $282 million for the period ended April 2, 2001. In 2002, Mirant filed a consolidated federal income tax return with its subsidiaries for the period from April 3, 2001 through December 31, 2001.

12. Employee Benefit Plans

Mirant offers pension benefits to its domestic nonunion and union employees through various pension plans. These benefits are based on pay, service history and age at retirement. Pension benefits are not provided for nonunion employees hired after April 1, 2000 who participate in a profit sharing arrangement. Most pension benefits are provided through tax-qualified plans that are funded in accordance with Employee Retirement Income Security Act of 1974 ("ERISA") and IRS requirements. Plan assets are primarily invested in equity and debt securities. Certain executive pension benefits that cannot be provided by the tax-qualified plans are provided through unfunded non-tax-qualified plans. All pension plans are accounted for pursuant to SFAS No. 87, "Accounting for Pensions." The measurement date for the domestic benefit plans is September 30 for each year presented.

During 2002, Mirant accounted for the following events pursuant to SFAS No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

- Mirant reduced its domestic workforce through various reduction-in-force initiatives. This reduction in the number of employees earning pension benefits was recognized as a pension plan curtailment.

- Under the reduction-in-force initiatives, terminated employees who became eligible for retirement during the calendar year were allowed to retain their eligibility for future early retirement benefits. This pension benefit enhancement was recognized as a special termination benefit.
- Mirant also divested the subsidiary Mirant State Line Ventures, Inc. The resulting reduction in the number of employees earning pension benefits was recognized as a pension plan curtailment. Mirant retained all benefit obligations for pensions earned by these employees through the divestiture date.

During 2002 and 2003, Mirant purchased about $17 million of individual annuity contracts for certain employees who were eligible for non-tax-qualified plans and met age, years of service and benefit requirements. These annuities were designed to provide a comparable level of retirement security for all of our United States-based employees. The annuity contracts will offset amounts otherwise payable by the Company for benefits under existing non-tax-qualified plans and are not intended to increase the total benefits payable. Pursuant to SFAS No. 88, Mirant will account for this event as a partial settlement of the non-tax-qualified pension obligation in 2003 since this action occurred after the 2002 measurement date for the benefit plans. It is estimated that the annuity purchases will reduce the overall projected benefit obligation for the non-tax-qualified pension plans by approximately $8 million and will result in a settlement charge under SFAS No. 88 of approximately $9 million in 2003.

Grand Bahama Power participates in defined benefit, trusteed, contributory pension plans for all nonunion and union employees. Plan benefits are based on the employees' years of service, age at retirement, and average compensation for the highest five years out of the ten years immediately preceding retirement. Plan assets are primarily invested in equity and debt securities. The measurement date for Grand Bahama Power is December 31 for each year presented.

JPSCo participates in a defined benefit, trusteed, contributory pension plan covering all categories of permanent employees. Benefits earned are based on years of service, age at retirement, and the highest average annual salary during any consecutive three-year period. The measurement date for JPSCo is December 31 for each year presented.

The rates assumed in the actuarial calculations for the pension plans of Mirant as of their respective measurement dates were as follows:

	Domestic		JPSCo		Grand Bahamas	
	2002	2001	2002	2001	2002	2001
Discount rate	6.75%	7.50%	9.00%	9.00%	7.00%	6.25%
Rate of compensation increase	3.75	4.50	7.00	7.00	5.00	4.75
Expected return on plan assets	8.50	9.00	10.00	10.00	7.25	8.00

The following tables show the collective actuarial results for the defined benefit pension plans of Mirant (in millions):

	Domestic Tax-Qualified		Domestic Non-Tax-Qualified		International		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
Change in Benefit Obligation:								
Benefit obligation, beginning of year	$ 135	$129	$ 8	$ 9	$46	$ 2	$189	$140
Service cost	9	8	—	—	3	2	12	10
Interest cost	10	8	1	1	4	3	15	12
Benefits paid	(2)	(1)	—	—	(1)	(1)	(3)	(2)
Actuarial loss (gain)	8	(13)	2	—	—	(1)	10	(14)
Special termination benefits	2	2	—	—	—	—	2	2
Amendments	1	5	—	(1)	5	—	6	4
Acquisitions	—	—	—	—	—	41	—	41
Plan curtailment	(4)	(1)	—	(1)	—	—	(4)	(2)
Impact of foreign exchange rates	—	—	—	—	(3)	—	(3)	—
Net liability transferred from Southern	—	(2)	—	—	—	—	—	(2)
Benefit obligation, end of year	$ 159	$135	$ 11	$ 8	$54	$46	$224	$189
Changes in Plan Assets:								
Fair value of plan assets, beginning of year	$ 50	$ 53	$ —	$—	$66	$ 3	$116	$ 56
Return on plan assets	(7)	(3)	—	—	10	5	3	2
Net assets transferred to Southern	—	(3)	—	—	—	—	—	(3)
Impact of foreign exchange rates	—	—	—	—	(6)	—	(6)	—
Acquisitions	—	—	—	—	—	56	—	56
Employee contributions	—	—	—	—	2	2	2	2
Employer contributions	13	4	—	—	2	1	15	5
Benefits paid	(2)	(1)	—	—	(1)	(1)	(3)	(2)
Fair value of plan assets, end of year	$ 54	$ 50	$ —	$—	$73	$66	$127	$116
Funded Status:								
Funded status at end of year	$(105)	$(85)	$(11)	$(8)	$19	$20	$(97)	$(73)
Unrecognized prior service cost	5	5	—	—	4	—	9	5
Unrecognized net loss (gain)	2	(19)	3	1	(4)	(4)	1	(22)
Net amount recognized	(98)	(99)	(8)	(7)	19	16	(87)	(90)
Additional minimum liability reflected in accumulated other comprehensive income	—	—	(2)	—	—	—	(2)	—
Total liability recognized	(98)	(99)	(10)	(7)	19	16	(89)	(90)
Fourth quarter funding	2	1	12	—	—	—	14	1
Total asset (liability) recognized in the consolidated balance sheets	$ (96)	$(98)	$ 2	$(7)	$19	$16	$(75)	$(89)
Plan assets in excess or (less than) Accumulated benefit obligation	$ (53)	$(26)	$(10)	$(7)	$—	$ 1	$(63)	$(32)

The components of Mirant's net periodic pension plans' cost during the years ended December 31 are shown below (in millions).

	2002	2001	2000
Service cost	$ 12	$10	$ 6
Interest cost	15	12	4
Expected return on plan assets	(11)	(9)	(4)
Curtailment loss (gain)	(4)	2	1
Settlement loss (gain)	—	(2)	—
Members total contributions	(2)	(2)	—
Special termination benefits	2	2	—
Net amortization	1	1	—
Net periodic pension cost	$ 13	$14	$ 7
Other comprehensive expense related to additional minimum pension liability	$ 2	$—	$—

Other Postretirement Benefits

Mirant also provides certain medical care and life insurance benefits for eligible domestic retired employees.

Under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," postretirement medical care and life insurance benefits for employees are accounted for on an accrual basis using an actuarial method, which recognizes the net periodic cost as employees render service to earn the postretirement benefits.

In measuring the accumulated postretirement benefit obligation, the weighted average medical care cost trend rate for pre-age 65 participants and post-age 65 participants was assumed to be 9.3% and 12.6%, respectively, for 2002, decreasing gradually to 5.50% and 5.50%, respectively, through the year 2008 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1% would correspondingly increase or decrease the accumulated benefit obligation at September 30, 2002 by $9 million and $8 million, respectively.

Other weighted average rates assumed in the actuarial calculations for the other postretirement benefits of Mirant's domestic employees as of their respective measurement dates were as follows:

	2002	2001
Discount rate	6.75%	7.5%
Rate of compensation increase	3.75	4.5
Change in Benefit Obligation:		
Benefit obligation, beginning of year	$ 78	$ 60
Service cost	3	3
Interest cost	6	4
Actuarial gain	13	7
Amendments	(1)	6
Settlements	(2)	(2)

	2002	2001
Plan curtailment	1	—
Net benefits paid	(1)	—
Benefit obligation, end of year	$ 97	$ 78
Funded Status:		
Funded status at end of year	$ (97)	$(78)
Unrecognized net loss	20	8
Unrecognized past service cost	4	6
Net amount recognized	$ (73)	$(64)

The domestic postretirement benefits were unfunded at December 31, 2002 and 2001. The components of the net expense for Mirant's postretirement benefit plans' during the years ended December 31 are shown below (in millions).

	2002	2001	2000
Service cost	$ 3	$3	$1
Interest cost	6	4	2
Curtailment loss (gain)	2	—	—
Settlement loss(gain)	(1)	1	—
Net amortization	1	—	—
Net postretirement benefit expense	$11	$8	$3

JPSCo provides certain medical care and life insurance benefits for its eligible retired employees. At December 31, 2002 the accumulated postretirement benefit obligation was $6 million based on a discount rate of 9.0%, rate of compensation increase of 7.0% and rate of increase of health care costs of 7.0%.

An annual increase or decrease in the assumed rate of increase of health care costs of 1% would correspondingly increase or decrease the accumulated benefit obligation for JPSCo at December 31, 2002 by $1 million and $1 million, respectively.

The postretirement benefits provided by JPSCo were unfunded at December 31, 2002.

Grand Bahama Power does not provide postretirement benefits other than pensions for its employees.

Stock-Based Compensation

Pursuant to SFAS No. 123, Mirant has elected to account for its stock-based compensation plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and adopt the disclosure-only provisions of SFAS No. 123. Accounting for cash-settled awards under SFAS No. 123 is consistent with the accounting for such awards under APB Opinion No. 25.

Mirant Corporation Stock-Based Compensation

Stock option grants have been made from Mirant's Omnibus Incentive Compensation Plan. Options are granted with a 10-year term. Generally, options vest equally on each of the first, second and third anniversaries of the grant date. Options are nontransferable, except upon the death of the option holder. The exercise price of Mirant options granted is equal to the stock price on the date of grant.

A summary of options granted, exercised and forfeited is as follows:

	Mirant Options	Weighted Average Exercise Price
Outstanding at December 31, 1999	—	
Granted	8,633,755	$17.89
Exercised	(633)	15.42
Forfeited	(74,466)	20.78
Outstanding at December 31, 2000	8,558,656	17.87
Granted(1)	8,461,647	25.16
Exercised	(1,090,925)	14.72
Forfeited	(637,844)	22.70
Outstanding at December 31, 2001	15,291,534	21.93
Granted	7,838,845	9.08
Exercised	(42,731)	3.35
Forfeited	(2,453,652)	16.95
Outstanding at December 31, 2002	20,633,996	17.68
Options exercisable at December 31, 2002	8,470,898	20.58

(1) The 2001 grants include 2,177,258 options that were granted to replace 2,028,533 Southern stock options as discussed below.

The following table provides information with respect to stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
\$ 2.13 — \$ 7.86	224,954	\$3.47	5.0	163,979	\$3.47
\$ 7.87 — \$19.65	10,500,293	11.74	6.7	2,905,211	15.85
\$19.66 — \$27.51	9,541,907	23.92	5.8	5,272,405	23.39
\$27.52 — \$39.30	366,842	33.90	7.9	129,303	33.76
Total	20,633,996	17.68	6.2	8,470,898	20.58

The weighted average fair value at date of grant for options granted during 2002, 2001 and 2000 was $5.80, $10.06 and $7.94, respectively, and was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2002	2001	2000
Expected life in years	5	5	5
Interest rate	4.34%	5.03%	6.66%
Volatility	75.00%	49.50%	40.00%
Dividend yield	—	—	—

Mirant Corporation Phantom Stock and Restricted Stock

During 2002 and 2001, respectively, Mirant made awards of 1,244,185 and 235,893 shares of phantom stock and restricted stock to certain employees and officers. The vesting for the phantom stock awards is based on stock price appreciation, and the outstanding units as of December 31, 2002 have hurdle prices ranging from $14.53 to $51.20. The vesting for 300,000 shares of Mirant restricted stock is based on time and will vest between October 2004 and October 2006. Compensation expense recognized during 2002, 2001 and 2000 was approximately $5 million, $15 million and $2 million, respectively. A summary of phantom stock and restricted stock is as follows:

	Units	
	Mirant Phantom Stock	Mirant Restricted Stock
Outstanding at December 31, 1999	—	—
Granted	304,925	—
Exercised/vested	(60,984)	—
Forfeited	(12,122)	—
Outstanding at December 31, 2000	231,819	—
Granted	235,893	—
Exercised/Vested	(373,350)	—
Forfeited	—	—
Outstanding at December 31, 2001	94,362	—
Granted	944,185	300,000
Exercised/Vested	(377,674)	—
Forfeited	(129,413)	—
Outstanding at December 31, 2002	531,460	300,000

Southern Stock-Based Compensation

Stock option grants to purchase Southern common stock were previously made from Southern's performance stock plan. These grants vested equally on each of the first, second and third anniversaries of the grant date, and fully vested upon termination resulting from death, total disability or retirement. The exercise price was determined based on the average of the high and low fair market value of Southern's common stock on the date granted. All of the outstanding Southern stock options were converted to Mirant stock options on April 2, 2001.

The following table provides information with respect to Southern options:

	Southern Options	Weighted Average Exercise Price
Outstanding at December 31, 1999	1,284,592	$24.81
Granted	1,247,663	23.25
Exercised	(61,126)	21.68
Forfeited	(64,630)	23.66
Transfers of employees between Southern and Mirant, net	(22,291)	24.09
Outstanding at December 31, 2000	2,384,208	24.09
Granted	5,039	30.23
Exercised	(346,126)	23.74
Forfeited	(14,588)	23.25
Converted to Mirant options	(2,028,533)	24.17
Outstanding at April 2, 2001	—	

The weighted average fair values at date of grant for Southern stock options granted during 2001 and 2000 were $4.37 and $3.36, respectively, and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

	2001	2000
Expected life in years	4.0	4.0
Interest rate	5.03%	6.66%
Volatility	25.40%	20.94%
Dividend yield	7.02%	5.80%

Employee Stock Purchase Plan

Under the 2000 Employee Stock Purchase Plan (the "ESPP"), the Company is authorized to issue up to 4,000,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the ESPP, which was adopted in September 2000, a new purchase cycle starts on May 1 and November 1 of each year and employees of the Company can elect to have up to $10,625 of base and bonus amounts withheld to purchase the Company's common stock during a purchase cycle. The purchase price of the stock is 85% of the lower of its beginning-of-the-cycle or end-of-cycle market price. Under the ESPP, the Company sold 985,421 and 913,426 shares to employees in 2002 and 2001, respectively. Compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: dividend yield of 0% for all years; an expected life of 0.5 years for all plan cycles; expected volatility of 136%, 106% and 40%; and risk-free interest rates of 1.474%, 2.800% and 6.295%. The weighted-average fair value of the purchase rights granted in 2002, 2001 and 2000 was $2.75, $29.18 and $18.70, respectively.

Employee Savings Plan

The Company maintains an Employee Savings Plan ("ESP") with a profit sharing arrangement ("PSA") whereby employees may contribute a portion of their base compensation to the ESP, subject to limits under the Internal Revenue Code. The Company provides a matching contribution each payroll period equal to 75% of the employee's contributions up to 6% of the employee's pay for that period (match levels vary by bargaining unit). Under the PSA, the Company contributes a quarterly fixed contribution of 3% of eligible pay and may make an annual discretionary contribution for those employees not accruing a benefit under the defined benefit pension plan. Expenses recognized for matching and profit sharing contributions were as follows (in millions):

	ESP	PSA
2002	$8	$8
2001	7	2
2000	6	—

13. Company Obligated Mandatorily Redeemable Securities of a Subsidiary Holding Solely Parent Company Subordinated Debentures

In October 2000, Mirant Trust I sold 6.9 million shares of 6.25% convertible trust preferred securities at $50.00 per share, for total proceeds of $345 million. The net proceeds from the offering, after deducting underwriting discounts and commissions payable by Mirant, were $334 million. Mirant issued debentures to the trust with a principal amount equal to the principal amount of the preferred securities.

The subordinated debentures are unsecured and exclusive obligations of Mirant Corporation. The subordinated debentures are not supported by guarantees or other commitments of subsidiaries of Mirant Corporation. Mirant Corporation has guaranteed the payment obligations of Mirant Trust I on the preferred securities but only to the extent the Mirant Trust I has sufficient funds to make such payments. Mirant Corporation can defer interest payments on the subordinated debentures for up to 20 consecutive quarterly periods (but not beyond October 1, 2030) unless an event of default on the subordinated debentures has occurred and is continuing. If Mirant Corporation defers interest payments on the subordinated debentures, Mirant Trust I will defer distribution payments on the preferred securities. During a deferral period, distributions continue to accumulate on the preferred securities. Additional cash distributions accumulate on any deferred distributions and compound interest accrues on any deferred interest payments on the subordinated debentures. While interest payments on the subordinated debentures are deferred, Mirant Corporation generally is not permitted to pay cash dividends on its common stock or pay debt that is pari passu with or junior to the subordinated debentures.

The preferred securities are reported as company obligated mandatorily redeemable securities of a subsidiary holding solely parent company subordinated debentures in the accompanying consolidated balance sheets. Cash distributions on the preferred securities are payable quarterly in arrears at an annual rate of 6.25% of the $50,000 liquidation preference per share. These distributions are reported as a component of "Minority Interest" in the accompanying consolidated statements of operations.

Holders of preferred securities have the right to convert the preferred securities into shares of the Company's common stock at any time prior to October 1, 2030. The preferred securities are convertible into Mirant's common stock at an initial conversion rate of 1.8182 shares of common stock for each preferred security. This conversion rate is equivalent to the conversion price of $27.50 per share of its common stock. The initial conversion rate may be subject to adjustment. Upon conversion of a preferred security, a corresponding debenture held by the trust will be canceled.

Mirant may redeem all or some of the preferred securities at any time on or after October 1, 2003 by redeeming the subordinated debentures at the applicable redemption price, plus any accrued and unpaid distributions; provided that Mirant may only redeem the subordinated debentures if the closing price of its common stock exceeds 125% of the conversion price for a specified period of time before the notice of redemption is given.

14. Stockholders' Equity

Common Stock

In December 2001, Mirant completed a public offering of 60 million shares of its common stock for a price of $13.70 per share. The net proceeds from the offering, after deducting underwriting discounts and commissions payable by Mirant, were $759 million.

In September 2001, Mirant's Board of Directors approved the repurchase of up to 10 million shares of its common stock. The authorization was effective for a period of 30 days. Pursuant to the authorization, 100,000 shares of its common stock were purchased for approximately $2 million in the open market.

During 2000, Mirant completed an initial public offering of 66.7 million shares of its common stock for a price of $22.00 per share. The net proceeds from the offering, after deducting underwriting discounts and commissions payable by Mirant, were $1.38 billion.

Comprehensive Income (Loss)

Comprehensive income (loss) includes unrealized gains and losses on certain derivatives that qualify as cash flow hedges and hedges of net investments, the translation effects of foreign net investments and adjustments for additional minimum pension liabilities and share of other comprehensive income or loss of affiliates. Components of accumulated other comprehensive loss consisted of the following (in millions):

Balance, December 31, 1999	$ (95)
Other comprehensive income (loss) for the period:	
Cumulative translation adjustment (as restated)	(21)
Other comprehensive loss (as restated)	(21)
Balance, December 31, 2000, as restated	(116)
Other comprehensive income (loss) for the period:	
Transitional adjustment from adoption of SFAS No. 133, net of tax effect of $259 (as restated)	(363)
Net change in fair value of derivative financial instruments, net of tax effect of $31 (as restated)	(49)
Reclassification to earnings, net of tax effect of $(209) (as restated)	305
Cumulative translation adjustment (as restated)	(6)
Share of other comprehensive income of affiliates (as restated)	7
Other comprehensive loss (as restated)	(106)
Balance, December 31, 2001, as restated	(222)
Other comprehensive income (loss) for the period:	
Net change in fair value of derivative hedging instruments, net of tax effect of $4	(16)
Reclassification of derivative net gains to earnings, net of tax effect of $(22)	41
Cumulative translation adjustment	109
Minimum pension liability adjustment	(2)
Share of other comprehensive income of affiliates	(12)
Other comprehensive income	120
Balance, December 31, 2002	$ (102)

The $102 million balance of accumulated other comprehensive loss as of December 31, 2002 includes the impact of a $3 million loss related to interest rate hedges, a $66 million loss related to deferred interest rate swap hedging losses, $24 million of foreign currency translation losses, $7 million representing Mirant's share of accumulated other comprehensive losses of unconsolidated affiliates and $2 million of minimum pension liability.

Mirant estimates that $9 million of after-tax losses relating to interest rate hedges included in OCI as of December 31, 2002 will be reclassified into earnings or otherwise settled within the next twelve months as certain transactions relating to interest payments are realized.

Mirant was exposed to currency risks associated with its investment in CEMIG in Brazil. These risks were not hedged due to the high cost and the uncertain effectiveness of implementing such a hedge. In December 2002, the Company sold its investment in CEMIG (See Note 7). As a result, currency translation losses of approximately $84 million previously included in OCI were recognized in the 2002 statement of operations.

15. Litigation and Other Contingencies

The Company is involved in a number of significant legal proceedings. In certain cases, plaintiffs seek to recover large and sometimes unspecified damages, and some matters may be unresolved for several years. The Company cannot currently determine the outcome of the proceedings described below or the ultimate amount of potential losses. Pursuant to SFAS No. 5, "Accounting for Contingencies," management provides for estimated losses to the extent information becomes available indicating that losses are probable and that the amounts are reasonably estimable. Additional losses could have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

California and Western Power Markets

The Company is subject to litigation related to its activities in California and the western power markets and the high prices for wholesale electricity experienced in the western markets during 2000 and 2001. Various lawsuits and complaints have been filed by the California attorney general, the California Public Utility Commission ("CPUC"), the California Electricity Oversight Board ("EOB") and various states' rate payers in state and federal courts and with the Federal Energy Regulatory Commission (the "FERC"). Most of the plaintiffs in the rate payer suits seek to represent a state-wide class of retail rate payers. In addition, civil and criminal investigations have been initiated by the Department of Justice, the General Accounting Office, the FERC and various states' attorneys general. These matters involve claims that the Company engaged in unlawful business practices and generally seek unspecified amounts of restitution and penalties, although the damages alleged to have been incurred in some of the suits are in the billions of dollars. One of the suits brought by the California Attorney General seeks an order requiring the Company to divest its California plants.

In addition, the Company is subject to the proceedings described below in *California Receivables, Potential FERC Show Cause Proceedings Arising Out of Its Investigation of Western Power Markets,* and *DWR Power Purchases,* relating to its operations in California and the western power markets. The Company has reserved approximately $295 million for losses related to the Company's operations in California and the western power markets during 2000 and 2001. Resolution of these matters is subject to resolution of the ongoing litigation for the matters pending in courts and for those matters pending at the FERC to the issuance of final decisions by the FERC.

California Receivables: In 2001, Southern California Edison ("SCE") and Pacific Gas and Electric ("PG&E") suspended payments to the California Power Exchange Corporation ("PX") and CAISO for certain power purchases, including purchases from Mirant. Both the PX and PG&E filed for bankruptcy protection in 2001. As of December 31, 2002, the Company has outstanding receivables for power sales made in California totaling $352 million. The Company does not expect any payments to be received for these sales until the FERC issues final rulings regarding the related matters discussed in the next paragraph.

In July 2001, the FERC issued an order requiring hearings to determine the amount of any refunds and amounts owed for sales made to the CAISO or the PX from October 2, 2000 through June 20, 2001. Various parties have appealed these FERC orders to the United States Court of Appeals for the Ninth Circuit seeking review of a number of issues, including changing the potential refund date to include periods prior to October 2, 2000 and expanding the sales of electricity subject to potential refund to include sales made to the DWR. On December 12, 2002, an administrative law judge ("ALJ") determined the preliminary amounts currently owed to each supplier in the proceeding. The ALJ determined that the CAISO and the PX owed Mirant approximately $122 million, which is net of refunds owed by Mirant to the CAISO and the PX. The ALJ decision indicated that these amounts do not reflect the final mitigated market clearing prices, interest that would be applied under the FERC's regulations, offsets for emission costs or the effect of certain findings made by the ALJ in the initial decision. A December 2002 errata issued by the ALJ to his initial decision indicated that the amounts identified by the initial decision as being owed to Mirant and other sellers by the PX failed to reflect an adjustment for January 2001 that the ALJ concluded elsewhere in his initial decision should be applied. If that adjustment is applied, the amount owed Mirant by the PX, and the net amount owed Mirant by the CAISO and the PX after taking into account the proposed refunds, would increase by approximately $37 million.

On March 3, 2003, the California Attorney General, the EOB, the CPUC, PG&E and SCE (the "California Parties") filed submittals with the FERC in the California refund proceeding alleging that owners of generating facilities in California and energy marketers, including Mirant entities, had engaged in extensive manipulation of the California wholesale electricity market during 2000 and 2001. The California Parties argued that the FERC should expand the transactions subject to the refund proceeding to include short-term and long-term bilateral transactions entered into by the DWR that were not conducted through the CAISO and PX and should begin the refund period as of January 1, 2000 rather than October 2, 2000. Expansion of the scope of the transactions subject to refund in the manner sought by the California Parties could materially affect the amount of any refunds that Mirant might be determined to owe, and any such additional refunds could negatively impact the Company's consolidated financial position, results of operations or cash flows. On March 20, 2003, the Company filed reply comments denying that it had engaged in any conduct that violated the Federal Power Act or any tariff provision applicable to its transactions in California. The Company stated that the purported evidence presented by the California Parties did not support the allegations that it had engaged in market manipulation, had violated the Federal Power Act or had not complied with any applicable tariff or order of the FERC.

On March 26, 2003, the FERC largely adopted the findings of the ALJ made in his December 12, 2002 order with the exception that the FERC concluded the price of gas used in calculating the mitigated market prices used to determine refunds should not be based on published price indices. Instead, the FERC ruled that the price of gas should be based upon the price at the producing area plus transportation costs. This adjustment by the FERC to the refund methodology is expected to increase the refunds owed by Mirant and therefore to reduce the net amount that would remain owed to Mirant from the CAISO and PX after taking into account any refunds. Based solely on the staff's formula, the amount of the reduction could be as much as approximately $110 million, which would reduce the net amount owed to Mirant by the CAISO and PX to approximately $49 million. The FERC will allow any generator that can demonstrate it actually paid a higher price for gas to recover the differential between that higher price and the proxy price for gas adopted by the FERC. Mirant intends to demonstrate to the FERC that its actual cost of gas used to make spot sales of electricity was higher than the amounts calculated under the staff's formula, which, if accepted, would decrease significantly the $110 million and increase the resulting net amount owed to Mirant, although the amount of such potential decrease and the resulting net amount owed to Mirant cannot at this time be determined. In its March 26, 2003 order, the FERC also ruled that any future findings of market manipulation resulting from its ongoing review of conduct in the California market in 2000 and 2001 discussed below in *Potential FERC Show Cause Proceedings Arising Out of Its Investigation of Western Power Markets* would not result in a resetting of the refund effective date or the mitigated market prices developed for the refund period. Instead, the remedy for any such market manipulation that is found to have occurred will be disgorgement of profits and other appropriate remedies and such remedies could apply to conduct both prior to and during the refund period. Various parties, including the California parties, have filed motions with the FERC seeking rehearing of the FERC's March 26, 3002 order. The amount owed to Mirant from either the CAISO or the PX, the amount of any refund that Mirant might be determined to owe to the CAISO or the PX, and whether Mirant may have any refund obligation to the DWR may be affected materially by the ultimate resolution of the issues described above related to which gas indices should be used in calculating the mitigated market clearing prices, allegations of market manipulation, whether the refund period should include periods prior to October 2, 2000, and whether the sales of electricity potentially subject to refund should include sales made to the DWR.

Potential FERC Show Cause Proceedings Arising Out of Its Investigation of Western Power Markets: On March 26, 2003, the FERC stated at its meeting that it would consider issuing show cause orders to those entities that a FERC Staff report issued on March 26, 2003 indicated may have engaged in one or more of the trading strategies of the type portrayed in the Enron memos released by the FERC in May 2002, which would include Mirant. The show cause order, if issued, could require Mirant to demonstrate why it should not have to disgorge any profits obtained from such practices in the California market from January 1, 2000 through June 20, 2001. The FERC further stated that it would consider issuing additional show cause orders to those entities, including Mirant, that the staff report identified as having bid generation resources to the PX and CAISO at prices unrelated to costs. That show cause order, if issued, could require Mirant to demonstrate why its bidding behavior in the PX and CAISO markets from May 1, 2000 through October 1, 2000 did not constitute a violation of the CAISO and PX tariffs and why it should not be required to disgorge any profits resulting from such bidding practices. If Mirant is found by the FERC to have engaged in any market manipulation or to have otherwise violated the PX or CAISO tariffs, the amount of any disgorgement of profits required or other remedy imposed by the FERC could negatively impact the Company's consolidated financial position, results of operations or cash flows.

DWR Power Purchases: On May 22, 2001, Mirant entered into a 19-month agreement with the DWR to provide the State of California with approximately 500 MW of electricity during peak hours through December 31, 2002. On February 25, 2002, the CPUC and the EOB filed separate complaints at the FERC against Mirant and other sellers of energy under long-term agreements with the DWR, alleging that the terms of these contracts are unjust and unreasonable and that the contracts should be abrogated or the prices under the contracts should be reduced. The complaints allege that the prices the DWR was forced to pay pursuant to these long-term contracts were unreasonable due to dysfunctions in the California market and the alleged market power of the sellers. On December 17, 2002, the FERC issued an order indicating that it will rule upon the complaint with respect to the contracts of certain parties, including Mirant, without first obtaining an initial decision from an ALJ. If the FERC were to determine that the rate charged by Mirant in its May 22, 2001 contract with the DWR was unreasonable and therefore required refunds to be made, such refunds could be material to the Company's consolidated financial position, results of operations and cash flows.

"Reliability-Must-Run" Agreements: Certain of the Company's generating facilities acquired from PG&E are operated subject to reliability-must-run ("RMR") agreements. These agreements allow the

CAISO to require the Company, under certain conditions, to operate these facilities to support the California electric transmission system. Mirant assumed these agreements from PG&E subject to the outcome of a 1997 FERC proceeding to determine the amount of the charges to be paid by the CAISO under the agreements with respect to those plants out of which Mirant could also receive additional revenues from market sales. For those plants that are subject to the RMR agreements and from which Mirant has exercised its right to also make market sales, Mirant has been collecting from the CAISO since April 1999 an amount equal to fifty percent of the annual fixed revenue requirement of those plants. The amounts the Company collects from the CAISO are subject to refund pending final review and approval by the FERC. In June 2000, an ALJ issued a decision finding that the amount the Company should be allowed to charge the CAISO for such plants was approximately three and one-half percent of the annual fixed revenue requirement. In July 2000, Mirant sought review by the FERC of the ALJ decision, and a decision is pending at the FERC.

The Company recognizes revenue related to these agreements based on the rates ruled to be reasonable by the ALJ. If the Company is unsuccessful in its appeal of the ALJ's decision, it will be required to refund amounts collected in excess of those rates for the period from June 1, 1999. For the Potrero plant the period for which such refunds would be owed would run through December 31, 2001, for Mirant's other California plants except Pittsburg Unit 5 the refund period would run through December 31, 2002, and for Pittsburg Unit 5 the refund period would run through the final disposition of the appeal. Amounts collected in excess of those rates, which totaled $328 million and $219 million, respectively, as of December 31, 2002 and 2001, are deferred and included in accounts payable in the accompanying consolidated balance sheets. In addition, the Company records accrued interest on such amounts, which amounted to $36 million and $24 million, respectively, as of December 31, 2002 and 2001, and includes such amounts in accounts payable in the accompanying consolidated balance sheets. If resolution of the proceeding results in refunds of that magnitude and the Company were unable to arrange to make the refunds over a multi-year period, it would have a material impact on the Company's liquidity; however it would have no effect on net income for the periods under review as adequate reserves have been recorded.

In the Fall of 2001, the Company filed with the FERC to increase the amount of the annual fixed revenue requirement for the generating assets subject to the RMR agreements. On February 5, 2003, FERC approved a settlement agreement setting the annual fixed revenue requirement for the plants subject to the RMR agreements through 2004. The settlement agreement will result in refunds being made by the Company of a portion of the amounts collected by the Company for 2002. The amount of such refunds will not materially exceed the amounts currently being reserved for by the Company that are described above.

Shareholder Litigation

Twenty lawsuits have been filed since May 2002 against Mirant and four of its officers alleging, among other things, that defendants violated federal securities laws by making material misrepresentations and omissions to the investing public regarding Mirant's business operations and future prospects. The complaints seek unspecified damages, including compensatory damages and the recovery of reasonable attorneys' fees and costs. These suits have been consolidated into a single action.

In November 2002, the plaintiffs filed an amended complaint that added as defendants Southern Company, the directors of Mirant immediately prior to its initial public offering of stock, and various firms that were underwriters for the initial public offering by the Company. In addition to the claims set out in the original complaint, the amended complaint asserts claims under Securities Act of 1933 alleging that the registration statement and prospectus for the initial public offering of Mirant's stock misrepresented and omitted material facts.

Under its separation agreement with Southern Company, Mirant indemnified Southern Company against losses arising from acts or omissions by Mirant in the conduct of its business. Under various underwriting agreements, Mirant has also indemnified certain underwriters named in these lawsuits for losses arising from acts or omissions by Mirant in the conduct of its business.

Shareholder Derivative Litigation

Four purported shareholders' derivative suits have been filed against Mirant, its directors and certain officers. These lawsuits allege the directors breached their fiduciary duty by allowing the Company to engage in alleged unlawful or improper practices in the California energy markets in 2000 and 2001. The Company practices alleged in these lawsuits largely mirror those alleged in the shareholder litigation, the rate payer litigation, and the California attorney general lawsuits discussed above.

ERISA Litigation

On April 17, 2003, a purported class action lawsuit alleging violations of ERISA was filed in the United States District Court for the Northern District of Georgia entitled *James Brown v. Mirant Corporation, et al.*, Civil Action No. 1:03-CV-1027 (the "ERISA Litigation"). The ERISA Litigation names as defendants Mirant Corporation, certain of its current and former officers and directors, and Southern Company. The plaintiff, who seeks to represent a putative class of participants and beneficiaries of Mirant's 401(k) plans (the "Plans"), alleges that defendants breached their duties under ERISA by, among other things, (1) concealing information from the Plans' participants and beneficiaries; (2) failing to ensure that the Plans' assets were invested prudently; (3) failing to monitor the Plans' fiduciaries; and (4) failing to engage independent fiduciaries to make judgments about the Plans' investments. The plaintiff seeks unspecified damages, injunctive relief, attorneys' fees and costs. The factual allegations underlying this lawsuit are substantially similar to those described above in *California Attorney General Litigation, California Rate Payer Litigation,* and *Shareholder Litigation.*

United States Government Inquiries

In August 2002, Mirant received a notice from the Division of Enforcement of the Securities and Exchange Commission ("SEC") that it was conducting an informal investigation of Mirant. The Division of Enforcement has asked for information and documents relating to various topics such as accounting issues (including the issues announced on July 30, 2002 and August 14, 2002), energy trading matters (including round trip trades), Mirant's accounting for transactions involving special purpose entities, and information related to shareholder litigation. Mirant intends to cooperate fully with the Securities and Exchange Commission.

In addition, the Company has been contacted by the United States Department of Justice regarding the Company's disclosure of accounting issues, energy trading matters and allegations contained in the amended complaint discussed above in *Shareholder Litigation* that Mirant improperly destroyed certain electronic records related to its activities in California. The Company has been asked to provide copies of the same documents requested by the SEC in their informal inquiry, and the Company intends to cooperate fully.

In August 2002, the Commodities Futures Trading Commission ("CFTC") asked the Company for information about certain buy and sell transactions occurring during 2001. The Company provided information regarding such trades to the CFTC, none of which it considers to be wash trades. The CFTC subsequently requested additional information, including information about all trades conducted on the same day with the same counterparty that were potentially offsetting during the period from January 1, 1999 through June 17, 2002, which information the Company provided. In March 2003, the Company received a subpoena from the CFTC requesting a variety of documents and information related to the

Company's trading of electricity and natural gas and its reporting of transactional information to energy industry publications that prepare price indices for electricity and natural gas in the period from January 1, 1999 through the date of the subpoena. Among the documents requested are any documents previously produced to the FERC, the SEC, the Department of Justice, any state's Attorney General, and any federal or state grand jury. The Company intends to cooperate fully with the CFTC.

Panda-Brandywine Power Purchase Agreement

In connection with the Company's acquisition of the Mid-Atlantic assets from PEPCO in 2000, PEPCO granted the Company certain rights to purchase from PEPCO all power it received under a power purchase agreement between it and Panda-Brandywine L.P. ("Panda"). Mirant agreed in return to pay PEPCO amounts equal to the amounts owed by PEPCO to Panda for that power. In July 2002, the Maryland Court of Special Appeals ruled that the contractual arrangement between Mirant and PEPCO resulted in PEPCO improperly assigning its contract with Panda to Mirant. However, the Court of Special Appeals also ruled that the Maryland Public Service Commission has the authority to approve the assignment on public policy grounds. In December 2002, the Maryland Court of Appeals, its highest court, granted petitions filed by PEPCO and Panda to appeal the decision of the Court of Special Appeals. Mirant had also entered into an agreement with PEPCO that provided if the agreement between Mirant and PEPCO with respect to the power received under the Panda agreement was voided by a binding court order prior to March 2005, the price paid by Mirant for its December 2000 acquisition of PEPCO assets would be adjusted to compensate PEPCO for the termination of that arrangement but to hold Mirant economically indifferent. Consequently, an adverse ruling may have a material adverse effect on the Company's liquidity but would not be expected to have a material adverse effect on its financial position or results of operations.

Enron Bankruptcy Proceedings

Since December 2, 2001, Enron and a number of its subsidiaries have filed for bankruptcy. As of December 31, 2002, the total amount owed to Mirant by Enron was approximately $72 million. Mirant has filed formal claims in the Enron bankruptcy proceedings. Based on a reserve for potential bad debts recorded in 2001, the Company does not expect the outcome of the bankruptcy proceeding to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Edison Mission Energy Litigation

In March 2002, two subsidiaries of Edison International (collectively "EME") filed suit alleging Mirant breached its agreement to purchase EME's 50% interest in EcoElectrica Holdings Ltd., the owner of a 540 MW cogeneration facility in Puerto Rico. EME seeks damages in excess of $50 million, plus interest and attorneys' fees. The Company believes it did not breach its agreement with EME. At the same time Mirant and its subsidiaries entered into the contract with EME, they entered into a separate agreement with a subsidiary of Enron Corporation to purchase an additional 47.5% ownership interest in EcoElectrica. That purchase also was not completed.

Environmental Liabilities

In 2000, the State of New York issued a notice of violation concerning air permitting and air emission control implications under the Environmental Protection Agency's ("EPA") new source review regulations promulgated under the Clean Air Act ("NSR") to the previous owner of Mirant New York's Lovett facility related to operation of that plant prior to its acquisition by Mirant New York. The notice does not specify corrective actions that the state may require. Mirant New York is currently engaged in discussions with the state to try to resolve this matter. In January 2001, the EPA requested information from Mirant concerning the air permitting and air emission control implications under NSR of repair and maintenance activities at the Company's Potomac River plant in Virginia and Chalk Point, Dickerson, and Morgantown plants in Maryland related to operation of those plants prior to their acquisition by the Company.

If violations are determined to have occurred at these plants, the previous owners would be responsible for fines and penalties arising from such violations occurring prior to their acquisition by the Company. If a violation is determined to have occurred after the Company acquired the plants or, if occurring prior to the acquisition, is determined to constitute a continuing violation, the Company would be subject to fines and penalties by the state or federal government for the period subsequent to its acquisition of the plants, the cost of which could be material. In the event violations are determined to have occurred, the Company may be responsible for the costs of acquiring and installing emission control equipment, the costs of which may be material. Such costs would generally be capitalized and amortized as a component of property, plant and equipment.

Other Legal Matters

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

16. Commitments and Contingencies

Mirant has made firm commitments to buy materials and services in connection with its ongoing operations and planned expansion and has made financial guarantees relative to some of its investments.

Letters of Credit and Cash Collateral

In order to participate in commodity trading activities in the market, companies, in general, are required to provide trade credit support to their counterparties. Trade credit support includes letters of credit provided on behalf of Mirant Americas Energy Marketing and cash collateral. The total amount of letters of credit issued in connection with commodity trading contracts was $674 million as of December 31, 2002. None of these letters of credit were drawn on as of December 31, 2002. The letters of credit expire in 2003. Upon expiration, these letters of credit for the commodity trading activities of Mirant Americas Energy Marketing may be renewed by Mirant Corporation or replaced with another form of support to the counterparty, if required.

As of December 31, 2002, Mirant Corporation had posted $95 million in cash collateral for commodity trading contracts. In the event of default by Mirant Americas Energy Marketing, the counterparty can draw on the collateral to satisfy the existing amounts outstanding under an open contract.

Contractual Obligations

As of December 31, 2002, Mirant has the following annual commitments under various agreements as follows (in millions):

Fiscal Year Ended:	2003	2004	2005	2006	2007	Thereafter
Turbine purchases	$ 18	$ —	$ —	$ —	$ —	$ —
Construction related commitments	186	5	153	113	25	1
Long-term service agreements	40	32	44	50	53	572
Power purchase agreements	213	212	212	52	52	726
Fuel/transportation purchases	1,277	901	574	228	130	15
Operating leases	189	158	152	140	145	2,399
Total minimum payments	$1,923	$1,308	$1,135	$583	$405	$3,713

Turbine Purchases and Other Construction-Related Commitments

Mirant has entered into commitments to purchase turbine equipment, both directly from the vendor and through two equipment procurement facilities.

During the first quarter of 2002, Mirant committed to a restructuring plan, which included cancellation of certain turbine purchase commitments. The Company recorded a restructuring accrual for turbine purchase commitments that were expected to be canceled over the twelve-month period following the restructuring commitment date. Until termination orders are issued, Mirant continues to have the option to purchase the turbines. A summary of turbine purchase commitments is as follows:

Turbine Count	Purchase Commitments	Americas Lease (Turbines)	Europe Lease (Power Islands)	Total Turbines/ Power Islands
Total contracted turbines/power islands at December 31, 2001	48	46	9	103
Turbines/power islands terminated or sold during 2002	(13)	(17)	(5)	(35)
Turbines/power islands placed in service during 2002	(11)	—	—	(11)
Power islands purchased out of lease during 2002(1)	—	—	(1)	(1)
Total contracted turbines/power islands at December 31, 2002	24	29	3	56
Turbines/power islands to be terminated or sold in the future	(6)	(25)	(3)	(34)
Total remaining contracted turbines/power islands at December 31, 2002 (after Restructuring)	18	4	—	22

(1) The power island was terminated in January 2003.

The remaining aggregate commitments relating to turbine purchase commitments at December 31, 2002 was $18 million. The cost to terminate the four domestic lease turbines at December 31, 2002 was $70 million.

Construction-Related Commitments

The Company has other construction-related commitments related to developments at its various generation facility sites. At December 31, 2002, these construction-related commitments totaled approximately $483 million. Although the Company intends to complete these construction-related activities, generally these commitments may be terminated by the Company. At December 31, 2002, the minimum cost to terminate these commitments was approximately $76 million.

Long-Term Service Agreements

Mirant has entered into long-term service agreements for the maintenance and repair of many of its combustion-turbine generating plants. As of December 31, 2002, the total estimated commitments for long-term service agreements associated with turbines installed or in storage were approximately $791 million. These commitments are payable over the term of the respective agreements, which range from ten to twenty years. Some of these agreements have terms that allow for cancellation of the contract at mid-term. If the Company were to cancel these contracts at mid-term, the estimated commitments for the remaining long-term service agreements would be reduced to approximately $638 million. Estimates for future commitments for the long-term service agreements are based on the stated payment terms in the contracts at the time of execution. These payments are subject to an annual inflationary adjustment.

As a result of the turbine cancellations during 2002, the long-term service agreements associated with the canceled turbines have been or will be canceled. Generally, if the associated turbine is cancelled prior to delivery, then these agreements may be terminated at little or no cost.

Fuel Commitments

Mirant has a contract with BP whereby BP is obligated to deliver fixed quantities of natural gas at identified delivery points. The negotiated purchase price of delivered gas is generally equal to the monthly spot rate then prevailing at each delivery point. Because this contract is based on the monthly spot price at the time of delivery, Mirant has the ability to sell the gas at the same spot price, thereby offsetting the full amount of its commitment related to this contract. In July 2002, Mirant and BP restructured this contract. The contract term has been extended to December 31, 2009, unless terminated sooner. Mirant has the ability to reduce the purchase obligation on this contract annually. Based on current contract volumes, the estimated minimum commitment for the term of this agreement based on current spot prices is $2.1 billion as of December 31, 2002. The Company has entered into a master netting agreement which provides that the amounts due to BP under the contract will be netted against payments due between Mirant and BP under various other gas and power contracts, and that collateral will be posted by one party for the benefit to the other based on the net amount of credit exposure.

In April 2002, Mirant Mid-Atlantic entered into a long-term fuel purchase agreement. The fuel supplier will convert coal feedstock received at the Company's Morgantown facility into a synthetic fuel. Under the terms of the agreement, Mirant Mid-Atlantic is required to purchase a minimum of 2.4 million tons of fuel per annum through December 2007. Minimum purchase commitments became effective upon the commencement of the synthetic fuel plant operation at the Morgantown facility in July 2002. The purchase price of the fuel varies with the delivered cost of the coal feedstock. Based on current coal prices, it is expected that as of December 31, 2002, total estimated minimum commitments under this agreement were $509 million.

In addition to the coal commitment described above, Mirant has fixed volumetric purchase commitments under fuel purchase and transportation agreements, which are in effect through 2012, totaling $467 million at December 31, 2002. Approximately $344 million of these commitments relates to an arrangement between Mirant Americas Energy Marketing and the synthetic fuel supplier whereby the synthetic fuel supplier is required to purchase coal directly from the coal supplier. Mirant Americas Energy Marketing's minimum coal purchase commitments are reduced to the extent that the synthetic fuel supplier purchases coal under this arrangement. Since the inception of this arrangement, the synthetic fuel supplier has purchased 100% of Mirant Americas Energy Marketing's minimum coal purchase commitment thereby reducing the amount of coal required to be purchased under the contracts.

Operating Leases

In conjunction with the purchase of the PEPCO assets, the Company, through Mirant Mid-Atlantic, leased the Morgantown and the Dickerson baseload units and associated property. The leases are for terms of 28.5 and 33.75 years, respectively. Mirant Mid-Atlantic is accounting for these leases as operating leases. Rent expenses associated with the Dickerson and Morgantown operating leases totaled approximately $96 million for each of the years ended December 31, 2002 and 2001. As of December 31, 2002, the total notional minimum lease payments for the remaining life of the leases was approximately $2.7 billion.

The owner lessors of the Dickerson and Morgantown baseload units have issued notes backed by the leases. The lease payment obligations are unsecured and exclusive obligations of Mirant Mid-Atlantic. Except as described below, the lease obligations are not supported by guarantees or other commitments of Mirant Corporation or any of its subsidiaries to pay amounts due under such credit facilities or to provide Mirant Mid-Atlantic with funds for the payment, whether by dividends, distributions, loans or other payments. Pursuant to a capital contribution agreement, Mirant Corporation has agreed to make capital contributions to Mirant Mid-Atlantic of cash available for distribution from Mirant Peaker and Mirant Potomac River. The agreement contains a number of restrictive covenants, including (i) restrictions on asset sales, (ii) restrictions on mergers, consolidations or sales of all or substantially all the assets, (iii) restrictions on liens, except for permitted liens, (iv) maintenance of properties, (v) maintenance of tax status, (vi) maintenance of insurance, (vii) limitations on transactions with affiliates, based on projected ratio calculations, (viii) restrictions on dividends and distributions and (ix) limitations on the incurrence of debt, other than permitted debt.

Mirant Mid-Atlantic has an option to renew the lease for a period that would cover up to 75% of the economic useful life of the facility, as measured near the end of the lease term. However, the extended term of the lease will always be less than 75% of the revised economic useful life of the facility.

Upon an event of default under the lease documents, the lessors are entitled to a termination value payment as defined in the agreements. At December 31, 2002, the termination value was approximately $1.5 billion, which, in general, declines over time. Upon expiration of the original lease term, the termination value will be $300 million.

Mirant has commitments under other operating leases with various terms and expiration dates. Minimum lease payments under non-cancelable operating leases approximate $38 million in 2003, $36 million in 2004, $36 million in 2005, $35 million in 2006, $32 million in 2007, and $266 million thereafter. Expenses associated with these commitments totaled approximately $53 million, $28 million and $17 million during 2002, 2001 and 2000, respectively.

Minority Shareholder Put Option

The Sual project ("MSC") and the Pagbilao project ("MPagC") shareholder agreements grant minority shareholders put option rights such that they can require Mirant Asia-Pacific Limited and/or certain of its subsidiaries to purchase the minority shareholders' interests in the project. The MSC put options, collectively representing the remaining 8.09% ownership interest in the Sual project, can be exercised between December 21, 2002 and December 21, 2005, or in the event of any change in control, a change in MSC's charter documents or the transfer of sponsor in violation of the sponsor support agreement on the earlier of the date of such changes/events or December 21, 2011. The MPagC put options, collectively representing the remaining 12.78% ownership interest in the Pagbilao project, can be exercised between August 5, 2002 and August 5, 2008 or, in the event of any change in control, a change in MPagC's charter documents or the transfer of the sponsor in violation of the sponsor completion support agreement. The MPagC put option may be exercised on the earlier of the date of such changes/events or August 5, 2008. The price for the put options would be determined by a formula including discounted future net cash flow less total liabilities plus current assets as of the date of the put notice. Two of the three Pagbilao project minority shareholders have served notice to exercise their respective put options. Subsequent to December 31, 2002, Mirant Asia-Pacific Limited's subsidiary paid approximately $30 million to acquire an additional 4.26% ownership interest in the Pagbilao project. The remaining minority interest subject to the put agreement is 8.52%.

Employee Contracts

Certain executives of the Company have contracts, which generally provide benefits in the event of termination or involuntary termination for "good reason" accompanied by a change in control of Mirant, as defined. Employment agreements provide for severance payments not in excess of three times annual base salary and bonus and the continuation for stipulated periods of other benefits. Upon a preliminary change in control, a Rabbi trust is funded to protect the benefits described above for all covered employees.

17. Power Purchase Agreements and Obligations Under Energy Delivery and Purchase Commitments

Under the asset purchase and sale agreement for the PEPCO generating assets, Mirant assumed and recorded net obligations of approximately $2.4 billion representing the estimated fair value (at the date of acquisition) of out-of-market energy delivery and power purchase agreements, which consist of five power purchase agreements ("PPAs") and two transition power agreements ("TPAs"). The estimated fair value of the contracts was derived using forward prices obtained from brokers and other external sources in the market place including brokers and trading platforms/exchanges such as NYMEX and estimated load information.

The PPAs, which are with parties unrelated to PEPCO, are for a total capacity of 735 MW and expire over periods through 2021. Upon adoption of SFAS No. 133 on January 1, 2001, each PPA contract was evaluated to determine whether it met the definition of a derivative contract under the standard. PPAs determined to be derivative instruments are recorded on the balance sheet at fair value, with changes in fair value recorded currently in earnings. The Company recognized $35 million of unrealized gains in 2002 and $211 million of unrealized losses in 2001 in connection with the PPA's. At December 31, 2002, the estimated commitments under the PPA agreements were $1.47 billion based on the total remaining MW commitment at contractual prices. As of December 31, 2002, the fair value of the PPAs recorded in price risk management liabilities in the consolidated balance sheet totaled $880 million, of which $142 million is classified as current.

The TPA agreements state that Mirant will sell a quantity of megawatt-hours over the life of the contracts based on PEPCO's load requirements. The TPA agreement related to load in Maryland expires in June 2004, while the TPA agreement related to load in the District of Columbia expires in January 2005. The proportion of megawatt-hours supplied under the two agreements is currently 64% and 36%, respectively. As actual megawatt-hours are purchased or sold under these agreements, Mirant amortizes a ratable portion of the obligation as an increase in revenues. The Company recorded as an adjustment of revenues, amortization of the TPA obligation of approximately $423 million, $417 million, and $12 million during the years ended December 31, 2002, 2001 and 2000. The remaining TPA obligation will be amortized as an increase in revenue through January 2005. As of December 31, 2002, the remaining obligations for the TPAs recorded in obligations under energy delivery and purchase commitments totaled $883 million, of which $498 million is classified as current.

Other obligations of approximately $19 million related to other out-of-market contracts are also recorded in obligations under energy delivery and purchase commitments in the consolidated balance sheet at December 31, 2002, of which $6 million is current.

18. Related-Party Arrangements and Transactions

Southern Company Agreements and Transactions

Prior to Mirant's spin-off from Southern Company in 2001, Mirant had agreements with Southern Company Services, Inc. ("SCS") a wholly owned subsidiary of Southern Company, and each of the system operating companies owned by Southern Company ("Southern") under which those companies provided various services to Mirant. These transitional services agreements generally provided for a fee equal to the greater of the cost, including the actual direct and indirect costs, of providing the services or the market value for such services. Management believes that the costs incurred are substantially similar to the costs the Company would have incurred on a stand-alone basis. During 2001, SCS provided primarily administrative services to Mirant at cost. During 2000, SCS and each of Southern's operating companies provided the following services to Mirant at cost: general engineering, design engineering, accounting and statistical budgeting, business promotion and public relations, systems and procedures, training, and administrative and financial services. Such costs amounted to approximately $4 million and $21 million during 2001 and 2000, respectively. Included in these costs are both directly incurred costs and allocated costs prior to Mirant's separation from Southern. The allocated costs are based on a variety of factors, including employee headcount, net fixed assets, operating expenses, operating revenues and other cost causal methods. The allocated costs related to SCS's corporate general and administrative overhead were less than $1 million for 2001 and amounted to approximately $7 million during 2000. Mirant also incurred interest expense on a note payable to Southern of $1 million during 2000.

In addition to the transactions above, the Company also earned interest income from Southern during 2001 and 2000 related to a note receivable from Southern. During 2001 and 2000, interest income was $12 million and $75 million, respectively. This note receivable was transferred to Southern as part of the Company's separation from Southern in April 2001.

Mirant Americas Energy Marketing Agreements

Prior to taking full ownership of Mirant Americas Energy Marketing, Mirant had various agreements with Mirant Americas Energy Marketing in which Mirant Americas Energy Marketing had agreed to develop and manage the bidding strategy, manage fuel requirements, sell the energy and provide accounting and settlement services for several generating plants of Mirant. These agreements applied to Mirant's California, New York and New England operating entities and generally covered a term of 1 to 2.5 years. During 2000, prior to taking full ownership of Mirant Americas Energy Marketing, total fees paid under the marketing arrangements totaled $52 million, and payments made for fuel to Mirant Americas Energy Marketing totaled $261 million. The payments to Mirant Americas Energy Marketing prior to the Company's 100% acquisition in 2000 were ordinary purchases of fuel, which management believes would have approximated the costs the Company would have incurred on a stand-alone basis.

During 2000, prior to acquiring the minority interest in Mirant Americas Energy Marketing, Mirant's revenues and expenses related to its agreements with Mirant Americas Energy Marketing were $767 million and $313 million, respectively. Intercompany profits and losses recognized by Mirant Americas Energy Marketing on a mark-to-market accounting basis have been appropriately eliminated in consolidation.

Other Agreements

Prior to the sale of its investment in Perryville in June 2002, Mirant entered into various agreements with, or with respect to its investment in, Perryville including a tolling agreement, which was entered into in April 2001. Costs under the tolling agreement were approximately $5 million in each of 2002 and 2001. Prior to the sale of its 50% ownership interest in Perryville, Mirant accounted for its investment under the equity method. Management believes the costs under the Perryville tolling agreement are substantially similar to costs the Company would have incurred with an unrelated party. Mirant completed the sale of its 50% ownership interest in Perryville in June 2002.

Mirant has an operating and maintenance contract with respect to its investment in Birchwood. Mirant has a 50% ownership interest in Birchwood and accounts for its investment under the equity method. Fees paid to Mirant under the Birchwood operating and maintenance contract were approximately $8 million in each of 2002 and 2001. Management believes that the fees paid by Birchwood for these services are equivalent to the fees that would be charged by an unrelated party.

19. Earnings (Loss) Per Share

Mirant calculates basic earnings (loss) per share by dividing the income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share gives effect to dilutive potential common shares, including stock options, convertible notes and debentures and convertible trust preferred securities. The following table shows the computation of basic and diluted earnings (loss) per share for 2002, 2001 and 2000 (in millions, except per share data).

	2002	2001	2000
Income (loss) from continuing operations	$(2,352)	$ 465	$ 299
Discontinued operations	(86)	(56)	31
Net (loss) income	$(2,438)	$ 409	$ 330
Basic:			
Weighted average shares outstanding	402.2	341.8	288.7
Earnings (loss) per share from:			
Continuing operations	$ (5.85)	$ 1.36	$ 1.03
Discontinued operations	(0.21)	(0.16)	0.11
Net (loss) income	$ (6.06)	$ 1.20	$ 1.14

	2002	2001	2000
Diluted:			
Net (loss) income	$(2,438)	$ 409	$ 330
Interest expense due to assumed conversion of trust preferred securities	—	14	4
Adjusted net (loss) income	$(2,438)	$ 423	$ 334
Weighted average shares outstanding	402.2	341.8	288.7
Shares due to assumed exercise of stock options and equivalents	—	2.6	0.5
Shares due to assumed conversion of trust preferred securities	—	12.5	3.1
Adjusted shares	402.2	356.9	292.3
Earnings (loss) per share from:			
Continuing operations	$ (5.85)	$ 1.34	$ 1.03
Discontinued operations	(0.21)	(0.15)	0.11
Net income	$ (6.06)	$ 1.19	$ 1.14

The following potential common shares were excluded from the earnings per share calculations (in millions):

	2002	2001	2000
Out-of-the-money options	20.7	0.2	—
In-the-money-options excluded due to the Company reporting a net loss during the period	—	—	—
Shares issuable upon conversion of convertible trust preferred securities	12.5	—	—
Shares issuable upon conversion of 5.75% convertible notes	24.6	—	—
Total	57.8	0.2	—

Historically, the Company has not considered the common shares that could potentially be issued to redeem Mirant's $750 million in 2.5% convertible debentures as potential common shares based upon the Company's intent and ability at that time to redeem such debentures in cash. These securities could result in the issuance of 11 million common shares, if redeemed with common shares rather than cash.

20. Segment Reporting

The Company has two reportable segments: North America and International. The North America segment consists of the Company's interrelated power generation and commodity trading operations in the United States and Canada. The International segment includes power generation in the Philippines and generation, transmission and distribution operations in the Caribbean, including Jamaica, the Bahamas, Curacao and Trinidad. In 2002, the Company closed its European trading operations and sold its European and Chinese distribution and generation assets. Prior to the sale of these assets, these operations are reflected in the International segment. The Company's reportable segments are strategic businesses that are geographically separated and managed separately. The accounting policies of the segments are the same as those described in the Note 2 — Accounting and Reporting Policies. Certain corporate costs, including corporate overhead and interest are not allocated to a reporting segment.

Business Segments

	North America	International	Corporate and Eliminations	Consolidated
		(In millions)		
2002:				
Operating Revenues by Product and Service				
Generation	$ 5,051	$ 527	$ —	$ 5,578
Integrated utilities and distribution	—	485	—	485
Net trading revenue	339			339
Other	31	3	—	34
Total operating revenues	5,421	1,015	—	6,436
Operating Expenses				
Cost of fuel, electricity and other products	3,986	228	—	4,214
Selling, general and administrative	301	182	98	581
Maintenance	119	33	—	152
Depreciation and amortization	154	117	17	288
Impairment loss and restructuring charges	779	166	28	973
Goodwill impairment	—	697	—	697
Gain on sales of assets, net	(5)	(36)	—	(41)
Other	353	108	19	480
Total operating expenses	5,687	1,495	162	7,344
Operating loss	$ (266)	$ (480)	$(162)	(908)
Other expense, net				417
Loss from continuing operations before income taxes and minority interest				(1,325)
Provision for income taxes				949
Minority interest				78
Loss from continuing operations				(2,352)
Total assets	15,293	4,614	(492)	19,415
Gross property additions	1,342	160	10	1,512
Investment in equity method subsidiaries	96	187	13	296
2001 (as restated):				
Operating Revenues by Product and Service				
Generation	$ 6,989	$ 495	$ —	$ 7,484
Integrated utilities and distribution	—	475	—	475
Net trading revenue	563	—	—	563
Other	—	2	—	2
Total operating revenues	7,552	972	—	8,524
Operating Expenses				
Cost of fuel, electricity and other products	5,347	213	—	5,560
Selling, general and administrative	576	182	119	877

	North America	International	Corporate and Eliminations	Consolidated
		(In millions)		
Maintenance	144	39	—	183
Depreciation and amortization	206	157	9	372
Impairment loss and restructuring charges	—	82	—	82
Gain on sales of assets, net	—	(2)	—	(2)
Other	322	88	16	426
Total operating expenses	6,595	759	144	7,498
Operating income (loss)	$ 957	$ 213	$(144)	1,026
Other (expense), net				(242)
Provision for income taxes				256
Minority interest				63
Income from continuing operations				$ 465
Total assets	15,143	7,389	(489)	22,043
Gross property additions	1,587	121	72	1,780
Investment in equity method subsidiaries	70	2,214	19	2,303

	Americas	Europe	Asia-Pacific	Corporate and Eliminations	Consolidated
			(In millions)		
2001 (as previously reported):					
Operating Revenues					
Generation and energy marketing	$29,970	$ 505	$ 504	$ —	$30,979
Distribution and integrated utilities	475	—	—	—	475
Other	25	—	23	—	48
Total operating revenues	30,470	505	527	—	31,502
Operating Expenses					
Cost of fuel, electricity and other products	27,872	554	8	—	28,434
Depreciation and amortization	258	3	130	5	396
Write-down of assets	85	—	—	—	85
Other operating expenses	1,245	54	127	142	1,568
Total operating expenses	29,460	611	265	147	30,483
Operating income (loss)	$ 1,010	$ (106)	$ 262	$(147)	1,019
Other (expense), net					(134)
Provision for income taxes					260
Minority interest					62
Income from continuing operations					$ 563
Total assets	17,080	2,024	4,230	(580)	22,754
Gross property additions	1,625	2	61	73	1,761
Investment in equity method subsidiaries	167	1,708	369	—	2,244

	North America	International	Corporate and Eliminations	Consolidated
		(In millions)		
2000 (as restated):				
Operating Revenues by Product and Service				
Generation	$2,570	$ 537	$ —	$3,107
Integrated utilities and distribution	—	477	—	477
Net trading revenue	365	—		365
Other	—	2	—	2
Total operating revenues	2,935	1,016	—	3,951
Operating Expenses				
Cost of fuel, electricity and other products	2,042	121	—	2,163
Selling, general and administrative	287	105	73	465
Maintenance	75	68	—	143
Depreciation and amortization	82	213	5	300
Impairment loss and restructuring charges	—	—	—	—
Gain on sales of assets, net	—	—	—	—
Other	120	83	4	207
Total operating expenses	2,606	590	82	3,278
Operating income (loss)	$ 329	$ 426	$(82)	673
Other (expense), net				(128)
Provision for income taxes				158
Minority interest				88
Income from continuing operations				$ 299

	Americas	Europe	Asia-Pacific	SE Finance	Corporate and Eliminations	Consolidated
				(In millions)		
2000 (as previously reported):						
Operating Revenues:						
Generation and energy marketing	$12,327	$ —	$ 489	$—	$ —	$12,816
Distribution and integrated utilities	163	314	—	—	—	477
Other	—	—	13	—	9	22
Total operating revenues	12,490	314	502	—	9	13,315
Operating Expenses:						
Cost of fuel, electricity, and other products	11,408	27	2	—	—	11,437
Depreciation and amortization	115	69	130	—	3	317
Write-down of assets	18	—	—	—	—	18
Other operating expenses	588	103	104	—	84	879
Total operating expenses	12,129	199	236	—	87	12,651

	Americas	Europe	Asia-Pacific	SE Finance	Corporate and Eliminations	Consolidated
			(In millions)			
Operating income (loss)	$ 361	$115	$ 266	$—	$ (78)	664
Other (expense), net						(162)
Provision (benefit) for income taxes						86
Minority interest						84
Income (loss) from continuing operations						$ 332

Geographic Areas

	Revenue						
		International					
	United States	Canada	The Philippines	Jamaica	All Other	Total	Consolidated
			(In millions)				
2002	$5,136	$ 286	$537	$427	$ 50	$1,300	$6,436
2001 (as restated)	7,495	57	506	314	152	1,029	8,524
2000 (as restated)	2,927	7	491	—	526	1,024	3,951

	Revenue						
		International					
	United States	Canada	The Philippines	Jamaica	All Other	Total	Consolidated
				(In millions)			
2001 (as previously reported)	$26,541	$3,454	$ 506	$324	$677	$4,961	$31,502
2000 (as previously reported)	10,968	1,369	491	—	487	2,347	13,315

	Long-Lived Assets						
		International					
	United States	China	The Philippines	Jamaica	All Other	Total	Consolidated
				(In millions)			
2002	$ 8,663	$ —	$1,893	$573	$750	$3,216	$11,879
2001 (as restated)	8,368	332	1,875	497	776	3,480	11,848

	Long-Lived Assets								
		International							
	United States	China	The Philippines	United Kingdom	Jamaica	Germany	All Other	Total	Consolidated
					(In millions)				
2001 (as previously reported)	$8,141	$332	$1,875	$484	$503	$1,229	$1,659	$6,082	$14,223

21. Valuation and Qualifying Accounts

	Years Ended December 31, 2002, 2001 and 2000				
		Additions			
Description	Balance at Beginning of Period	Charged to Income	Charged to Other Accounts	Deductions	Balance at End of Period
			(In millions)		
Provision for uncollectible accounts (current)					
2002	$191	$ —	$ —	$—	$191
2001	99	108	3	19	191
2000	44	59	1	5	99
Provision for uncollectible accounts (noncurrent)					
2002	$114	$ 14	$ —	$24	$104
2001	49	65	—	—	114
2000	60	(1)	(10)	—	49

Stockholder Information

Transfer Agent

Mellon Investor Services is Mirant's transfer agent and registrar. Registered stockholders can access their accounts online at www.melloninvestor.com to view account history, change address, or obtain current balance and transfer instructions, or contact:

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
866-Mirant1 (866 647 2681)

Environmental Information

Information about Mirant's environmental commitment is available at www.mirant.com.

Mirant Mindset

Information about Mirant's commitment to a values-based culture is available at www.mirant.com.

Annual Meeting

The annual meeting of stockholders will be held on May 22 at 9 a.m. at Atlanta Marriott Alpharetta, 5750 Windward Parkway, Alpharetta, Georgia. The meeting will be webcast from www.mirant.com.

Common Stock

The common stock of Mirant Corporation is listed and traded on the New York Stock Exchange. The ticker symbol for Mirant stock is MIR.

Independent Public Accountants

KPMG LLP
303 Peachtree Street, NE
Suite 2000
Atlanta GA 30308-3210

Investor Information

All public investor information is available at www.mirant.com.

Eliminate Duplicate Mailings

If you are a registered stockholder of record and receive multiple copies of the annual report and proxy statement, or prefer to access these documents electronically in the future, you may authorize Mirant to suspend future mailings of these documents to specific accounts. Simply check the appropriate box on your proxy card, sign it, and return it.

Sign up for Company News

Visit www.mirant.com to register to receive e-mail alerts of company news, press releases, and more.

Corporate Headquarters

Mirant Corporation
1155 Perimeter Center West
Atlanta, GA 30338-5416
T 678 579 5000
F 678 579 5001
U www.mirant.com

The 2002 annual report is submitted for stockholders' information. It is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

A copy of the company's Form 10-K is available at www.mirant.com *or may be obtained by writing the Corporate Secretary at Mirant's headquarters address.*

Board of Directors

*Board of Directors

A. D. Correll
Chairman of the Board and Chief Executive Officer
Georgia-Pacific Corporation
Atlanta, Georgia
Age 62; elected 2000

A. W. Dahlberg
Chairman
Mirant
Atlanta, Georgia
Age 63; elected 1996

Stuart E. Eizenstat
Partner
Covington & Burling
Washington, D.C.
Age 60; elected 2001

S. Marce Fuller
President and Chief Executive Officer
Mirant
Atlanta, Georgia
Age 42; elected 1999

Carlos Ghosn
President and Chief Executive Officer
Nissan Motor Co., Ltd.
Tokyo, Japan
Age 49; elected 2001

David J. Lesar
Chairman of the Board, President and Chief Executive Officer
Halliburton Company
Houston, Texas
Age 49; elected 2000

Robert F. McCullough
Chief Financial Officer
AMVESCAP PLC
Atlanta, Georgia
Age 60; elected February 2003

James F. McDonald
Chairman of the Board, President and Chief Executive Officer
Scientific-Atlanta, Inc.
Atlanta, Georgia
Age 63; elected 2001

Ray M. Robinson
President–Southern Region
AT&T Corporation
Atlanta, Georgia
Age 55; elected 2001

*Committees of the Board

Audit Committee
David J. Lesar, Chairman
Stuart E. Eizenstat
Robert F. McCullough
James F. McDonald

Compensation Committee

A. D. Correll, Chairman
David J. Lesar
James F. McDonald

Nominating and Governance Committee

Stuart E. Eizenstat, Chairman
Carlos Ghosn
Ray M. Robinson

*Management Council

S. Marce Fuller
President and Chief Executive Officer

Harvey A. Wagner
Executive Vice President and Chief Financial Officer

Richard J. Pershing
Executive Vice President

Edwin H. Adams
Senior Vice President

Vance N. Booker
Senior Vice President

J. William Holden III
Senior Vice President and Treasurer

Frederick D. Kuester
Senior Vice President

Roy P. McAllister
Senior Vice President

Douglas L. Miller
Senior Vice President and General Counsel

* As of April 30, 2003